[redacted]

08047086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **April** **2008**

Commission File Number **000-51034**

ACE Aviation Holdings Inc.
(Translation of registrant's name into English)

5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____________ Form 40-F ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________

DOCUMENT INDEX

Document

1. The Registrant's 2007 Annual Report to Shareholders.

Document 1

ACE AVIATION

ANNUAL REPORT 2007


AIR CANADA
AIR CANADA
ACGHS
VACATIONS
CARGO
aeroplan
TOP UP • SHARE • EXCHANGE
YOUR MILES
AIR CANADA
Jazz
ACTS

TABLE OF CONTENTS



Robert Milton
Chairman, President and
Chief Executive Officer

MESSAGE FROM THE CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER

In my annual message to shareholders last year, I advised that the Board of Directors was considering options for the future of ACE. During 2007, we began the process of winding-up ACE.

During the year, we continued executing our strategy on several fronts resulting in additional value realization and significant distributions to our shareholders:

- Distribution of $2 billion worth of Aeroplan and Jazz units to our shareholders by way of return of capital;
- Acquisition of an 80% interest in Aeroman, a maintenance, repair and overhaul operation located in Central America;
- Monetization of 70% of ACTS resulting in the receipt of $763 million of cash and a retained 23% equity interest;
- Secondary offerings of Aeroplan and Jazz for net cash proceeds of $726 million; and
- Launching a $1.5 billion substantial issuer bid in December 2007.

In January 2008, we completed the substantial issuer bid and also sold down more of our stake in Jazz by way of an exempt trade for net cash proceeds of $97 million.

Going forward, we will continue to execute on our strategy as we realize our remaining interests in Aeroplan and Jazz.

Finally, to maximize value to our shareholders, Management and the Board of Directors will explore all options for our remaining 75% interest in Air Canada.

Robert Milton
Chairman, President and
Chief Executive Officer

1. PREFACE

ACE Aviation Holdings Inc. ("ACE"), which was incorporated on June 29, 2004, is an investment holding company of various aviation interests. During 2007, ACE had the following reportable segments: Air Canada, Aeroplan Limited Partnership ("Aeroplan") up to March 14, 2007, Jazz Air LP ("Jazz") up to May 24, 2007, ACTS LP ("ACTS") up to October 16, 2007, and Corporate Items and Eliminations ("CIE"). As at December 31, 2007, ACE had two reportable segments: Air Canada and CIE.

Following the completion of the ACTS monetization transaction on October 16, 2007, ACE holds a 23% interest in Aero Technical Support & Services Holdings ("ACTS Aero"), a company which purchased the assets of ACTS and which conducts the business previously operated by ACTS.

ACE is listed on the Toronto Stock Exchange ("TSX") where its Class A variable voting shares and Class B voting shares are traded under the symbols ACE.A and ACE.B, respectively.

This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") for 2007 should be read in conjunction with ACE's audited consolidated financial statements and notes for 2007. Reference to "Corporation" in this MD&A refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE's aviation interests, or ACE itself. Except where the context otherwise requires, all monetary amounts are stated in Canadian dollars. For an explanation of certain terms used in this MD&A, refer to section 21 "Glossary of Terms". Except as otherwise noted, this MD&A is current as of February 7, 2008.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period. In particular, Air Canada has reclassified the presentation of certain aircraft sublease revenues from Jazz. The revised presentation relates to aircraft that are accounted for as owned aircraft by Air Canada but are accounted for as operating leases in Jazz. This revised presentation does not impact the consolidated results for any period presented, however it does result in an increase in Air Canada's inter-segment revenue and aircraft rent of $5 million for the three months ended December 31, 2007 and $22 million for the twelve months ended December 31, 2007 ($8 million for the three months ended December 31, 2006 and $27 million for the twelve months ended December 31, 2006).

Forward-looking statements are included in this MD&A. See "Caution Regarding Forward-Looking Information" in section 2 of this MD&A for a discussion of risks, uncertainties and assumptions relating to these statements. For a detailed description of the risks relating to ACE and its subsidiaries, see section 14 "Risk Factors" of this MD&A.

The ACE Audit, Finance & Risk Committee reviewed this MD&A and the 2007 audited consolidated financial statements and notes and ACE's Board of Directors approved these documents prior to their release. For further information on ACE's public disclosure file, including ACE's Annual Information Form, please consult SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or ACE's website at www.aceaviation.com.

2. CAUTION REGARDING FORWARD-LOOKING INFORMATION

ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of factors, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those discussed in section 14 "Risk Factors" of this MD&A. The forward-looking statements contained in this discussion represent ACE's expectations as of February 7, 2008, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

3. INDUSTRY INTERESTS

The following is a listing of ACE's aviation interests as at February 7, 2008.

	Aviation Interests	Ownership
Air Canada (TSX: AC.A, AC.B)	Air Canada is Canada's largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada - US transborder market and in the international market to and from Canada. Wholly-owned subsidiaries of Air Canada include: ■ AC Cargo Limited Partnership ("Air Canada Cargo") which, together with Air Canada, are Canada's largest provider of air cargo services. ■ ACGHS Limited Partnership ("Air Canada Ground Handling") which is a passenger and ground handling service provider. ■ Touram Limited Partnership ("Air Canada Vacations") which is a major Canadian tour operator offering leisure vacation packages.	75.0 %
Aeroplan (TSX: AER.UN)	Aeroplan is Canada's premier loyalty marketing program. Aeroplan provides its commercial partners with loyalty marketing services designed to stimulate demand for such partners' products and services. ACE's ownership interest in Aeroplan is held indirectly through its holdings of Aeroplan Income Fund units. On December 20, 2007, Aeroplan acquired privately-held LMG, a leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom. *See "Significant Events".*	20.1 %
Jazz (TSX: JAZ.UN)	Jazz is the largest regional airline and second largest airline in Canada, after Air Canada, based on fleet size and number of routes operated. Jazz operates both domestic and US transborder services for Air Canada under a capacity purchase agreement. As at December 31, 2007, ACE had a 20.1% indirect ownership interest in Jazz through its holdings of Jazz Air Income Fund units. On January 24, 2008, ACE reduced its indirect ownership in Jazz to 9.5%. *See "Significant Events".*	9.5 %
ACTS Aero	ACTS Aero is a full-service aircraft maintenance, repair and overhaul organization that competes on a global basis. *See "Significant Events".*	23.0 %

4. BUSINESS STRATEGY

For the past several years, ACE has been executing its strategy to surface shareholder value.

In 2007, ACE distributed units of Aeroplan Income Fund and Jazz Air Income Fund to shareholders by way of return of capital in the amount of $2.0 billion; acquired 80% of Aeromantenimiento, S.A. ("Aeroman"); disposed of its remaining stake in US Airways; completed the sale of a majority stake in ACTS for total net proceeds of $763 million after release of funds held in escrow; completed secondary offerings of Aeroplan Income Fund and Jazz Air Income Fund for net proceeds of $463 million and $263 million, respectively; and launched a $1.5 billion share buyback which was completed in January 2008. In January, ACE sold units of Jazz Air Income Fund for proceeds of approximately $97 million which further reduced its indirect ownership in Jazz to 9.5%.

The transactions completed between January 1, 2007 and January 24, 2008 are outlined in section 5 "Significant Events" of this MD&A.

As at February 7, 2008, ACE's assets, including its retained interests in Air Canada, Aeroplan, Jazz and ACTS Aero have a value exceeding $2 billion. In 2008, ACE will continue, market conditions permitting, to execute its business strategy to maximize shareholder value.

5. SIGNIFICANT EVENTS

A number of significant events occurred during the period January 1, 2007 to February 7, 2008. These events are summarized below.

Aeroplan

On January 10, 2007, ACE shareholders received a special distribution of 50,000,000 units of Aeroplan Income Fund representing 0.442 units per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE. For the purpose of the special distribution, ACE exchanged 50,000,000 Aeroplan LP units into 50,000,000 Aeroplan Income Fund units which were distributed to ACE's shareholders on the record date. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the distribution was valued at approximately $899 million or $7.95 per ACE share.

On January 10, 2007, ACE exchanged 60,000,000 Aeroplan LP units for 60,000,000 Aeroplan Income Fund units. The exchange was made for internal reorganization purposes.

On March 14, 2007, ACE distributed to its shareholders 20,272,917 units of Aeroplan Income Fund representing 0.177 units per variable voting share, voting share and preferred share (on an as converted basis) of ACE. On March 14, 2007, ACE exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund. Based on a closing price of $19.40 per unit of Aeroplan Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $393 million or $3.45 per ACE share.

On May 24, 2007, ACE distributed to its shareholders 18,000,000 units of Aeroplan Income Fund representing 0.157 units per variable voting share, voting share and preferred share (on an as converted basis) of ACE. Based on a closing price of $21.50 per unit of Aeroplan Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $387 million or approximately $3.39 per ACE share.

On October 22, 2007, ACE completed the secondary offering of 22,000,000 units of Aeroplan Income Fund at a price of $21.90 per unit for gross proceeds of $482 million ($463 million, net of fees). ACE retained 40,292,088 units of Aeroplan Income Fund. Refer to section 6 of this MD&A for information relating to a change in ACE's accounting for its investment in Aeroplan.

On December 20, 2007, Aeroplan acquired privately-held LMG for a purchase price of £350 million (Cdn$717.5 million) plus working capital adjustments of £18 million (Cdn$36.9 million) for total consideration of £368 million (Cdn$754.4 million). LMG is a leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom.

Jazz

On March 14, 2007, ACE distributed to its shareholders 25,000,000 units of Jazz Air Income Fund representing 0.219 units per variable voting share, voting share and preferred share of ACE (on an as converted basis). Based on a closing price of $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $215 million or $1.88 per ACE share. On March 14, 2007, ACE exchanged 25,000,000 units of Jazz into 25,000,000 units of Jazz Air Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz into 47,226,920 units of Jazz Air Income Fund. The exchange was made for internal reorganization purposes.

On May 24, 2007, ACE distributed to its shareholders 12,000,000 units of Jazz Air Income Fund representing 0.105 units per variable voting share, voting share and preferred share (on an as converted basis) of ACE. Based on a closing price of $8.26 per unit of Jazz Air Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $99 million or approximately $0.87 per ACE share.

On October 22, 2007, ACE completed the secondary offering of 35,500,000 units of Jazz Air Income Fund at a price of $7.75 per unit for gross proceeds of $275 million ($263 million, net of fees). ACE retained 24,726,920 units of Jazz Air Income Fund. Refer to section 6 of this MD&A for information relating to a change in ACE's accounting for its investment in Jazz.

On January 24, 2008, ACE sold 13,000,000 units of Jazz Air Income Fund on an exempt trade basis to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership at a price of $7.45 per unit representing total net proceeds to ACE of approximately $96.85 million.

ACTS

On February 13, 2007, ACTS, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS.

The cash component of US$45 million consisted of cash of $50 million (US$43 million) on closing and milestone payments of up to $2 million (US$2 million) in the aggregate, funded by ACTS through ACE's available cash resources.

A Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS ("exchangeable share") was issued to Grupo TACA. The rights attached to the exchangeable share provide for, upon the closing of the monetization transaction pertaining to ACTS, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS. Subsequent to the issue of the exchangeable share, ACE agreed to a transfer of Grupo TACA's rights to a Grupo TACA related party. The estimated fair value of this redemption obligation was presented as a liability. As part of the monetization process, on October 16, 2007, the exchangeable share was exchanged for a 5% equity stake in ACTS Aero and cash of $31 million. The Grupo TACA related party can put its equity in ACTS Aero to ACE at $18 million (US$18 million) over 12 months commencing from the date of monetization.

On October 16, 2007, ACE sold substantially all the assets and liabilities of ACTS to ACTS Aero. As a result of the monetization of ACTS, the $200 million intercompany note payable by ACTS to ACE was settled through the issue of additional partnership units of ACTS to ACE. After settlement of certain obligations, ACE received cash proceeds of $723 million. Subsequent to December 31, 2007, ACE received an additional $40 million in cash proceeds from funds held in escrow that was conditional upon the completion of certain supplier contracts within specified terms. In addition, on closing, Air Canada received cash proceeds of $65 million, comprised of $28 million for the sale of a building, $20 million pursuant to the transfer of repair schemes and $17 million as repayment of a note. ACE realized a gain of $565 million on the monetization, which includes the funds held in escrow received subsequent to closing. ACE continues to own 100% of ACTS, which is now a non-operating company, and ACTS Aero conducts the business previously operated by ACTS. Following the redemption of the exchangeable share issued to a party related to Grupo TACA as discussed above and the establishment of an initial ACTS Long Term Incentive Plan ("LTIP"), ACE holds a 23% equity interest in ACTS Aero.

US Airways Investment

In 2005, ACE made an investment of US$75 million in US Airways Group, Inc. ("US Airways") for 5 million shares. In 2006, ACE disposed of 4,500,000 shares of its holdings in US Airways for net proceeds of $232 million and recorded pre-tax gains totalling $152 million. In 2007, ACE disposed of the remaining 500,000 shares of its holding in US Airways for total net proceeds of $16 million and recorded a pre-tax gain totaling $8 million.

Air Canada Vacations

In 2007, ACE sold its 49% interest in Air Canada Vacations to Air Canada, for proceeds of $10 million. Air Canada Vacations is now 100% owned by Air Canada. ACE's indirect ownership in Air Canada Vacations was reduced from 87.25% to 75%.

Substantial Issuer Bid for ACE Class A Variable Voting Shares and Class B Voting Shares

On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion in accordance with the terms of a substantial issuer bid completed. No convertible preferred shares of ACE were deposited on an as converted basis under the offer. Refer to section 19 of this MD&A "Subsequent Events" for additional information.

Gains on Disposal of Aviation Interests

Gains on disposal realized in 2007 and 2006 as a result of transactions involving the disposition, by way of sale, of various aviation interests were as follows:

	2007	2006
Air Canada initial public offering	$ -	$ 25
Aeroplan secondary offering	539	-
Jazz initial public offering	-	220
Jazz secondary offering	233	-
ACTS monetization	565	-
US Airways	8	152
Gains on disposal of aviation interests	**$ 1,345**	**$ 397**

ACE realized a gain of $190 million as a result of the initial public offering of Aeroplan in 2005.

6. ACCOUNTING POLICIES

ACE prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Significant accounting policies and methods used in preparation of ACE's audited consolidated financial statements are described in Note 2 to ACE's 2007 audited consolidated financial statements.

ACE's 2007 results reflect the consolidation of Aeroplan's operations only up to March 14, 2007, the consolidation of Jazz's operations only up to May 24, 2007 and the consolidation of ACTS' operations only up to October 16, 2007. After those dates, ACE's investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method. ACE's 2006 results reflect the consolidation of Aeroplan's, Jazz's and ACTS' operations. Consequently, ACE's results of operations for 2007 are not directly comparable to its operating results for 2006.

The preparation of ACE's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities and reported amounts of revenues and expenses for the period of the consolidated financial statements. ACE and its operating companies evaluate these estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual amounts could differ materially from those estimates and assumptions. Refer to section 13 of this MD&A for a discussion of ACE's Critical Accounting Estimates.

Accounting for Aeroplan

As a result of ACE's special distribution of Aeroplan Income Fund units and the conversion of its remaining units of Aeroplan into units of Aeroplan Income Fund on March 14, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of Aeroplan after that date and accounts for its investment using the equity method of accounting.

ACE's consolidated financial statements as at December 31, 2007 do not include the financial position of Aeroplan. The comparative December 31, 2006 consolidated statement of financial position included the following items related to Aeroplan:

- Cash and cash equivalents of $167 million, short-term investments of $453 million and other current assets of $72 million;
- Long-lived assets of $373 million;
- Current liabilities of $670 million;
- Long-term debt of $300 million; and
- Aeroplan long-term deferred revenues of $801 million.

Immediately prior to the distribution on March 14, 2007, ACE's investment in Aeroplan was negative $710 million, which was negative due to accumulated distributions to ACE in excess of income and capital invested, and net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan was $284 million. ACE has retained this negative investment of $284 million and reflected the amount in other long-term liabilities. As a result, the difference between the net investment prior to and after the distribution was recorded as a credit to contributed surplus in the amount of $426 million. The May 24, 2007 distribution of Aeroplan units further reduced the negative investment in Aeroplan by $63 million with a credit to contributed surplus in the amount of $57 million and a reduction to interest expense of $6 million for a total credit to contributed surplus of $483 million for the year ended December 31, 2007.

The cash flow impact of ACE's deconsolidation of Aeroplan was $231 million. This reflects the Aeroplan cash that was removed from ACE's consolidated statement of financial position as a result of the deconsolidation of Aeroplan and was classified as a cash outflow from investing activities on ACE's consolidated statement of cash flows.

ACE's secondary offering of 22,000,000 units of Aeroplan Income Fund on October 22, 2007 resulted in a reduction of $76 million to ACE's negative investment in Aeroplan.

Refer to section 10 of this MD&A for a summary of the related party transactions between Aeroplan and Air Canada.

Aeroplan Miles Obligation
In 2001, Air Canada established Aeroplan as a limited partnership wholly-owned by Air Canada. The Aeroplan loyalty program was previously a division of Air Canada.

Under the Commercial Participation and Services Agreement ("CPSA") between Air Canada and Aeroplan, Air Canada retained responsibility for the 103 billion Miles to be redeemed from accumulations up to December 31, 2001. Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002. On December 31, 2001, there were 171 billion Miles outstanding of which, after considering breakage, management estimated that 103 billion Miles would be redeemed.

In 2006, management of Air Canada and Aeroplan re-estimated the number of Miles expected to be redeemed from accumulations up to December 31, 2001. As a result, management of Air Canada and Aeroplan expected that 112 billion Miles would be redeemed compared to the original estimate of 103 billion. Pursuant to the terms of the CPSA dated June 9, 2004, as amended, management of Air Canada and Aeroplan agreed to further amend the terms of the CPSA. Effective October 13, 2006, by amendment, Air Canada assumed responsibility for the redemption of up to 112 billion Miles and, as a result, recorded a special charge of $102 million for the incremental 9 billion Miles against operating revenues in the year ended December 31, 2006 and increased the Aeroplan miles obligation. This amendment to the CPSA represented full and final settlement with Aeroplan of Air Canada's obligations for the redemption of pre-2002 Miles. Aeroplan is responsible for any redemption of Miles in excess of the re-estimated 112 billion Miles. The amount of the additional liability was determined by valuing the incremental Miles at fair value.

Accounting for Jazz
As a result of the special distribution of Jazz Air Income Fund units on May 24, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of Jazz after that date and accounts for its investment using the equity method of accounting.

ACE's consolidated financial statements as at December 31, 2007 do not include the financial position of Jazz. The comparative December 31, 2006 consolidated statement of financial position included the following items related to Jazz:

- Cash and cash equivalents of $135 million and other current assets of $109 million;
- Long-lived assets of $239 million;
- Current liabilities of $213 million;
- Long-term debt of $115 million; and
- Other long-term liabilities of $71 million.

As at May 24, 2007, ACE's net investment in Jazz was $48 million.

The cash flow impact of ACE's deconsolidation of Jazz was $138 million. This reflects the Jazz cash that was removed from ACE's consolidated statement of financial position as a result of the deconsolidation of Jazz and is classified as a cash outflow from investing activities on ACE's consolidated statement of cash flows.

Refer to section 10 of this MD&A for a summary of the related party transactions between Jazz and Air Canada.

Accounting for ACTS
As a result of the monetization of ACTS on October 16, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of ACTS from that date and accounts for its investment using the equity method of accounting.

ACE's consolidated financial statements as at December 31, 2007 do not include the financial position of ACTS Aero, as ACTS Aero is equity accounted for subsequent to the monetizatiion. The comparative December 31, 2006 consolidated statement of financial position included the following items related to ACTS:

- Cash and cash equivalents of nil and other current assets of $837 million;
- Long-lived assets of $141 million; and
- Current liabilities of $653 million.

As at October 16, 2007, ACE's net investment in ACTS Aero was $76 million, subsequent to the sale.

The cash flow impact of ACE's deconsolidation of ACTS was $7 million. This reflects the ACTS cash that was removed from ACE's consolidated statement of financial position as a result of the deconsolidation of ACTS and is classified as a cash outflow from investing activities on ACE's consolidated statement of cash flows.

Refer to section 10 of this MD&A for a summary of the related party transactions between ACTS and Air Canada.

Financial Instruments

On January 1, 2007, Air Canada adopted CICA accounting handbook section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments and Presentation, section 3865, Hedges, section 1530, Comprehensive Income and section 3251, Equity.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The purpose of the section is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

The Corporation has implemented the following classifications:

- Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded through net income.
- Aircraft-related deposits are classified as held-to-maturity investments and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.
- Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.
- Accounts payable, credit facilities, bank loans and the financial liability component of convertible notes and convertible preferred shares are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

Derivative instruments are recorded on the consolidated statement of financial position at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair values of derivative instruments are recognized in non-operating income (expense) with the exception of foreign exchange risk management contracts and derivatives designated as effective cash flow hedges.

Changes in the fair value of foreign currency forward contracts, option agreements and currency swap agreements used for foreign exchange risk are recorded in foreign exchange gain (loss). These contracts are included in prepaid expenses and other current assets, deposits and other assets, accounts payable and accrued liabilities, or other long-term liabilities as appropriate.

The standards 3865 also provide guidance on accounting for derivatives in hedging relationships. In addition to requiring all derivatives to be fair valued on the consolidated statement of financial position, the standards require the effectiveness of the hedging relationships for the reporting period to be quantified. The effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income ("OCI") while the ineffective portion is recognized in non-operating income (expense). Upon maturity of fuel derivatives, the effective gains and losses previously recognized in Accumulated OCI ("AOCI") are recorded in fuel expense. These derivatives are recorded in prepaid expenses and other current assets, deposits and other assets, accounts payable and accrued liabilities, or other long-term liabilities as appropriate.

OCI represents changes in shareholders' equity during a period arising from transactions and other events with non-owner sources that are recognized in comprehensive income, but excluded from net income.

Impact upon Adoption

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening deficit of the Corporation as at January 1, 2007. The cumulative effective portion of any gain or loss on the hedging instruments classified as cash flow hedges was recognized in AOCI, while the cumulative ineffective portion was included in the opening deficit of the Corporation as at January 1, 2007.

Upon adoption, the Corporation recorded the following adjustments to the consolidated statement of financial position:

($ millions)	Increase/ (decrease)
Deposits and other assets	$ 23
Future income taxes ($6 million, net of a valuation allowance of $6 million)	-
Deferred charges	(29)
Intangible assets	(3)
Accounts payable and accrued liabilities	19
Long-term debt and capital leases	(30)
Non-controlling interest	4
Retained earnings, net nil of tax	5
Accumulated other comprehensive income (loss), net of tax of $4 million	(7)

Convertible and Other Debt Instruments with Embedded Derivatives

EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications. The Corporation adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855. There is no financial statement impact as a result of the adoption.

Future Accounting Changes

The Corporation will adopt the following new accounting standards on January 1, 2008:

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Corporation will adopt them on January 1, 2008. The Corporation is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

The CICA issued section 3031, Inventories, will replace section 3030, Inventories. This new standard is effective for fiscal years beginning on or after July 1, 2007, and the Corporation will adopt this section on January 1, 2008. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency. The Corporation's accounting policy for inventories is consistent with measurement requirements in the new standard and therefore it is not anticipated that the results of the Corporation will be impacted, however, additional disclosures will be required in relation to inventories carried at net realizable value, the amount of inventories recognized as an expense, and the amount of any write-downs of inventories.

7. RESULTS OF OPERATIONS – QUARTER 4 2007

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for Quarter 4 2007. Segment information has been prepared consistent with how financial information is produced internally for the purposes of making business decisions. Segments negotiate transactions between each other as if they were unrelated parties. Refer to Note 18 "Segment Information" in ACE's 2007 audited consolidated financial statements for additional information.

Unaudited ($ millions)	Quarter 4 2007 Air Canada	ACTS[1]	CIE	ACE Total
Operating revenue				
Passenger revenue	$ 2,196	$ -	$ -	$ 2,196
Cargo revenue	141	-	-	141
Other revenue	170	9	4	183
External revenue	2,507	9	4	2,520
Inter-segment revenue	6	33	(39)	-
	2,513	42	(35)	2,520
Operating expenses				
Wages, salary and benefits	468	13	20	501
Aircraft fuel	615	-	-	615
Aircraft rent	62	-	-	62
Airport user fees	238	-	-	238
Aircraft maintenance, materials, and supplies	173	11	(17)	167
Communications and information technology	67	1	(3)	65
Food, beverages and supplies	67	-	(1)	66
Depreciation, amortization, and obsolescence	140	1	(1)	140
Commissions	37	-	-	37
Capacity purchase with Jazz	227	-	-	227
Other operating expenses	347	13	(4)	356
	2,441	39	(6)	2,474
Operating income (loss)	72	3	(29)	46
Non-operating income (expense)				
Interest income	22	-	18	40
Interest expense	(89)	-	(16)	(105)
Interest capitalized	20	-	-	20
Equity investment income[1][2]	-	-	17	17
Gain on disposal of assets	-	-	1,339	1,339
Loss on financial instruments	(1)	-	-	(1)
Other non-operating expense	(4)	-	1	(3)
	(52)	-	1,359	1,307
Income before the following items	20	3	1,330	1,353
Non-controlling interest	(3)	-	(6)	(9)
Foreign exchange gain (loss)	20	(3)	1	18
Provision for income taxes	(2)	-	(232)	(234)
Income for the period	$ 35	$ -	$ 1,093	$ 1,128
EBITDAR/EBITDA[3]	$ 274	$ 4	$ (30)	$ 248

(1) Reflects ACTS results from October 1 to October 15, 2007. Commencing October 16, 2007, ACE is accounting for its investment in ACTS Aero under the equity method and has recorded equity income from the ACTS Aero investment in non-operating income under "Equity investment income" within the CIE segment.

(2) ACE is accounting for its investments in Aeroplan, Jazz and ACTS Aero (commencing October 16, 2007) under the equity method and, for Quarter 4 2007, has recorded equity income from these investments in non-operating income under "Equity investment income" within the CIE segment.

(3) Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss).

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for Quarter 4 2006.

	Quarter 4 2006					
Unaudited ($ millions)	**Air Canada**	**Aeroplan**	**Jazz**	**ACTS**	**CIE**	**ACE Total**
Operating revenue						
Passenger revenue	$ 2,071	$ -	$ -	$ -	$ 25	$ 2,096
Cargo revenue	165	-	-	-	-	165
Other revenue	138	205	2	64	(126)	283
External revenue	2,374	205	2	64	(101)	2,544
Inter-segment revenue	49	3	350	164	(566)	-
	2,423	**208**	**352**	**228**	**(667)**	**2,544**
Operating expenses						
Wages, salary and benefits	443	21	82	85	3	634
Aircraft fuel	583	-	69	-	(68)	584
Aircraft rent	83	-	34	-	(10)	107
Airport user fees	232	-	46	-	(45)	233
Aircraft maintenance, materials, and supplies	205	-	27	56	(164)	124
Communications and information technology	68	7	2	4	(9)	72
Food, beverages and supplies	76	-	4	-	-	80
Depreciation, amortization, and obsolescence	135	3	5	8	6	157
Commissions	49	-	-	-	(1)	48
Capacity purchase with Jazz	224	-	-	-	(224)	-
Special charge for labour restructuring	(8)	-	-	-	-	(8)
Other operating expenses	338	140	50	63	(151)	440
	2,428	**171**	**319**	**216**	**(663)**	**2,471**
Operating income (loss)	**(5)**	**37**	**33**	**12**	**(4)**	**73**
Non-operating income (expense)						
Interest income	24	6	2	1	3	36
Interest expense	(88)	(4)	(2)	(6)	(5)	(105)
Interest capitalized	22	-	-	-	-	22
Gain (loss) on disposal of assets	(10)	-	-	-	31	21
Gain on financial instruments	1	-	-	-	-	1
Other non-operating expense	(1)	-	(1)	-	-	(2)
	(52)	2	(1)	(5)	29	(27)
Income (loss) before the following items	**(57)**	**39**	**32**	**7**	**25**	**46**
Non-controlling interest	(3)	-	-	-	(16)	(19)
Foreign exchange gain (loss)	(107)	-	-	1	1	(105)
Recovery of income taxes	23	-	-	-	6	29
Income (loss) for the period	**$ (144)**	**$ 39**	**$ 32**	**$ 8**	**$ 16**	**$ (49)**
EBITDAR/EBITDA[1]	**$ 213**	**$ 40**	**$ 72**	**$ 20**	**$ (8)**	**$ 337**
EBITDAR/EBITDA[1] excluding special charge	**$ 205**	**$ 40**	**$ 72**	**$ 20**	**$ (8)**	**$ 329**

(1) Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

As previously discussed, ACE's investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively. Consequently, ACE's results of operations and EBITDAR for Quarter 4 2007 are not directly comparable to its operating results and EBITDAR for Quarter 4 2006.

ACE recorded operating income of $46 million in Quarter 4 2007 compared to operating income of $73 million in Quarter 4 2006. ACE's consolidated results for Quarter 4 2006 included operating income from Aeroplan, Jazz and ACTS of $37 million, $33 million and $12 million, respectively.

EBITDAR of $248 million was recorded in Quarter 4 2007 compared to EBITDAR of $337 million in the same period in 2006. In Quarter 4 2006, Aeroplan, Jazz and ACTS recorded EBITDAR of $40 million, $72 million and $20 million, respectively. In Quarter 1 2006, Air Canada recorded a special charge for labour restructuring of $28 million related to a non-unionized workforce reduction program. In Quarter 4 2006, the estimated cost of this program was revised which allowed Air Canada to record a favourable adjustment of $8 million to the special charge for labour restructuring. Excluding the favourable adjustment to the special charge for labour restructuring of $8 million in Quarter 4 2006, operating income and EBITDAR in Quarter 4 2006 were $65 million and $329 million, respectively.

ACE recorded operating revenues of $2,520 million and operating expenses of $2,474 million in Quarter 4 2007. In the same period in 2006, ACE recorded operating revenues of $2,544 million and operating expenses of $2,471 million. As a result of the deconsolidation of Aeroplan, Jazz and ACTS, ACE's Quarter 4 2007 operating revenues and expenses are not directly comparable to Quarter 4 2006.

Non-operating income amounted to $1,307 million in Quarter 4 2007 compared to non-operating expense of $27 million in Quarter 4 2006. Included in non-operating income were gains on disposal of assets of $1,339 million, which included a gain on disposal of $565 million related to the monetization of ACTS completed on October 16, 2007, a gain on disposal of $539 million related to the Aeroplan secondary offering completed on October 22, 2007, and a gain on disposal of $233 million related to the Jazz secondary offering completed on October 22, 2007. In Quarter 4 2007, net interest expense of $45 million decreased $2 million from the same period in 2006 due to an increase in interest income. ACE's consolidated statement of operations for Quarter 4 2007 included $17 million of equity income from its investments in Aeroplan and Jazz and for its investment in ACTS commencing October 16, 2007.

Net gains on foreign currency monetary items amounted to $18 million in Quarter 4 2007 compared to losses of $105 million in Quarter 4 2006.

Non-controlling interest amounted to $9 million in Quarter 4 2007 compared to $19 million in Quarter 4, 2006, a decrease of $10 million. This change is mainly attributed to the change to the equity method of accounting for ACE's investments in Aeroplan and Jazz.

Net income in Quarter 4 2007 amounted to $1,128 million or $8.88 per diluted share. Net loss in Quarter 4 2006 amounted to $49 million or $(0.48) per diluted share.

7.1 AIR CANADA

Air Canada reported operating income of $72 million in Quarter 4 2007 compared to an operating loss of $5 million in Quarter 4 2006, an improvement of $77 million. EBITDAR of $274 million in Quarter 4 2007 reflected an increase of $61 million over Quarter 4 2006. In Quarter 1 2006, Air Canada recorded a special charge for labour restructuring of $28 million related to a non-unionized workforce reduction program. In Quarter 4 2006, the estimated cost of this program was revised which allowed Air Canada to record a favourable adjustment of $8 million to the special charge for labour restructuring. Excluding the favourable adjustment to the special charge for labour restructuring of $8 million in Quarter 4 2006, operating income and EBITDAR improved $85 million and $69 million, respectively.

Operating revenues increased $90 million or 4% to $2,513 million mainly reflecting a passenger revenue increase of $125 million or 6.0% compared to Quarter 4 2007. System RASM improved 3.3% over Quarter 4 2006 reflecting system yield growth of 3.3% coming from domestic and US transborder markets. In Quarter 4 2007, traffic grew 2.6% on a capacity increase of 2.6% over Quarter 4 2006, resulting in an unchanged passenger load factor from the same period in 2006.

Operating expenses were $2,441 million in Quarter 4 2007, an increase of $13 million over Quarter 4 2006. System CASM, as measured by operating expense per ASM, decreased 2.0% over Quarter 4 2006. Excluding fuel expense and the favourable adjustment to the special charge for labour restructuring of $8 million in 2006, CASM was down 3.9% over the same period in 2006. The stronger Canadian dollar was a factor in the overall unit cost decrease over Quarter 4 2006, particularly in aircraft fuel.

Non-operating expense amounted to $52 million in Quarter 4 2007, unchanged from Quarter 4 2006. In Quarter 4 2007, net interest expense of $47 million increased $5 million from Quarter 4 2006. In Quarter 4 2006, Air Canada recorded an impairment provision of $7 million related to a real estate property and recorded other losses on disposal of assets amounting to $3 million. No gains or losses on disposal of assets were recorded in Quarter 4 2007.

Net gains on foreign currency monetary items amounted to $20 million in Quarter 4 2007. This compared to losses of $107 million in Quarter 4 2006.

The income tax provision was $2 million in Quarter 4 2007. In Quarter 4 2006, the recovery of income tax was $23 million. The tax provision for Quarter 4 2007 was favourably impacted by a credit related to changes in federal corporate income tax rates during the period amounting to $12 million, after consideration of the valuation allowance.

Segment income of $35 million was recorded in Quarter 4 2007 compared to a segment loss of $144 million in Quarter 4 2006.

7.2 CORPORATE ITEMS AND ELIMINATIONS ("CIE")

CIE includes the corporate, financing and investing activities of ACE. As previously discussed, ACE's investment in ACTS Aero was changed during 2007 from consolidation to the equity method of accounting reported under the CIE segment. Up until the time of deconsolidating ACTS Aero, the CIE segment for Quarter 4 2007 also included certain consolidation adjustments related to revenue recognition differences for maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services versus the expense recognition basis in Air Canada and Jazz, which is as the work is completed). In addition, consolidation adjustments were made related to timing of revenue and expense recognition pertaining to power-by-the-hour contracts. Subsequent to the change in the accounting for ACE's investment in ACTS, these consolidation adjustments are no longer required.

The consolidated statement of operations for Quarter 4 2007 reflects $17 million of equity income from ACE's investment in Aeroplan, Jazz and ACTS Aero. CIE recorded an operating loss of $29 million in Quarter 4 2007 compared to an operating loss of $4 million in Quarter 4 2006. Negative EBITDAR of $30 million was recorded in Quarter 4 2007 compared to negative EBIDTAR of $8 million in Quarter 4 2006.

In Quarter 4 2007, ACE recorded gains on disposal of assets of $1,339 million, within the CIE segment, mainly comprised of the following transactions:

- A gain on disposal of $565 million related to the monetization of ACTS completed on October 16, 2007;
- A gain on disposal of $539 million related to the secondary offering of 22,000,000 trust units of Aeroplan Income Fund completed on October 22, 2007; and
- A gain on disposal of $233 million related to the secondary offering of 35,500,000 trust units of Jazz Air Income Fund completed on October 22, 2007.

In Quarter 4 2006, ACE recorded a gain on disposal of assets of $25 million as a result of ACE's initial public offering of Air Canada.

8. RESULTS OF OPERATIONS – 2007

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the year ended December 31, 2007.

($ millions)	Year Ended December 31, 2007					
	Air Canada	Aeroplan[1]	Jazz[2]	ACTS[3]	CIE	ACE Total
Operating revenue						
Passenger revenue	$ 9,329	$ -	$ -	$ -	$ 15	$ 9,344
Cargo revenue	548	-	-	-	-	548
Other revenue	649	198	3	193	(109)	934
External revenue	10,526	198	3	193	(94)	10,826
Inter-segment revenue	120	3	610	604	(1,337)	-
	10,646	201	613	797	(1,431)	10,826
Operating expenses						
Wages, salary and benefits	1,920	17	139	272	35	2,383
Aircraft fuel	2,552	-	125	-	(124)	2,553
Aircraft rent	282	-	57	-	(16)	323
Airport user fees	1,022	-	80	-	(81)	1,021
Aircraft maintenance, materials, and supplies	757	-	50	235	(527)	515
Communications and information technology	275	7	2	13	(16)	281
Food, beverages and supplies	313	-	6	-	(1)	318
Depreciation, amortization, and obsolescence	548	3	9	31	(9)	582
Commissions	201	-	-	-	-	201
Capacity purchase with Jazz	923	-	-	-	(386)	537
Special charge for labour restructuring	-	-	-	15	-	15
Other operating expenses	1,420	134	83	211	(204)	1,644
	10,213	161	551	777	(1,329)	10,373
Operating income (loss)	433	40	62	20	(102)	453
Non-operating income (expense)						
Interest income	92	3	2	-	29	126
Interest expense	(348)	(3)	(3)	(14)	(52)	(420)
Interest capitalized	108	-	-	-	-	108
Equity investment income[1][2][3]	-	-	-	-	71	71
Gain on disposal of assets	19	-	-	-	1,347	1,366
Gain on financial instruments	26	-	-	-	-	26
Other non-operating income (expense)	(19)	(1)	1	(2)	9	(12)
	(122)	(1)	-	(16)	1,404	1,265
Income before the following items	311	39	62	4	1,302	1,718
Non-controlling interest	(9)	-	-	-	(148)	(157)
Foreign exchange gain (loss)	317	-	-	(4)	-	313
Provision for income taxes	(190)	-	-	-	(286)	(476)
Income for the period	$ 429	$ 39	$ 62	$ -	$ 868	$ 1,398
EBITDAR/EBITDA[4]	$ 1,263	$ 43	$ 128	$ 51	$ (127)	$ 1,358
EBITDAR/EBITDA[4] excluding special charge	$ 1,263	$ 43	$ 128	$ 66	$ (127)	$ 1,373

(1) Reflects Aeroplan results from January 1 to March 13, 2007. Since March 14, 2007, ACE is accounting for its investment in Aeroplan under the equity method and, for the period March 14 to December 31, 2007, has recorded equity income from the Aeroplan investment in non-operating income under "Equity investment income" within the CIE segment.

(2) Reflects Jazz results from January 1 to May 23, 2007. Since May 24, 2007, ACE is accounting for its investment in Jazz under the equity method and, for the period May 24 to December 31, 2007, has recorded equity income from the Jazz investment in non-operating income under "Equity investment income" within the CIE segment.

(3) Reflects ACTS results from January 1 to October 15, 2007. Commencing October 16, 2007, ACE is accounting for its investment in ACTS under the equity method and has recorded equity income from the ACTS investment in non-operating income under "Equity investment income" within the CIE segment.

(4) Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the year ended December 31, 2006.

	Year Ended December 31, 2006					
($ millions)	Air Canada	Aeroplan	Jazz	ACTS	CIE	ACE Total
Operating revenue						
Passenger revenue	$ 8,887	$ -	$ -	$ -	$ 82	$ 8,969
Cargo revenue	625	-	-	-	-	625
Other revenue	558	759	7	228	(489)	1,063
External revenue	10,070	759	7	228	(407)	10,657
Inter-segment revenue	196	10	1,374	627	(2,207)	-
	10,266	769	1,381	855	(2,614)	10,657
Special charge for Aeroplan miles	(102)	-	-	-	-	(102)
	10,164	**769**	**1,381**	**855**	**(2,614)**	**10,555**
Operating expenses						
Wages, salary and benefits	1,816	79	311	331	16	2,553
Aircraft fuel	2,544	-	285	1	(284)	2,546
Aircraft rent	341	-	134	-	(34)	441
Airport user fees	982	-	178	-	(177)	983
Aircraft maintenance, materials, and supplies	768	-	98	234	(629)	471
Communications and information technology	273	24	8	14	(30)	289
Food, beverages and supplies	322	-	15	-	(2)	335
Depreciation, amortization, and obsolescence	493	14	21	31	17	576
Commissions	237	-	-	-	(1)	236
Capacity purchase with Jazz	871	-	-	-	(871)	-
Special charge for labour restructuring	20	-	-	5	-	25
Other operating expenses	1,383	512	187	241	(618)	1,705
	10,050	**629**	**1,237**	**857**	**(2,613)**	**10,160**
Operating income (loss)	**114**	**140**	**144**	**(2)**	**(1)**	**395**
Non-operating income (expense)						
Interest income	82	20	6	1	11	120
Interest expense	(313)	(15)	(8)	(18)	(24)	(378)
Interest capitalized	62	-	(1)	-	-	61
Gain (loss) on disposal of assets	(6)	-	-	-	399	393
Loss on financial instruments	(18)	-	-	-	-	(18)
Other non-operating income (expense)	2	(1)	(1)	1	3	4
	(191)	4	(4)	(16)	389	182
Income (loss) before the following items	**(77)**	**144**	**140**	**(18)**	**388**	**577**
Non-controlling interest	(12)	-	-	-	(60)	(72)
Foreign exchange gain	12	-	-	-	-	12
Recovery of (provision for) income taxes	3	-	-	-	(112)	(109)
Income (loss) for the period	**$ (74)**	**$ 144**	**$ 140**	**$ (18)**	**$ 216**	**$ 408**
EBITDAR/EBITDA(1)	**$ 948**	**$ 154**	**$ 299**	**$ 29**	**$ (18)**	**$ 1,412**
EBITDAR/EBITDA(1) excluding special charges	**$ 1,070**	**$ 154**	**$ 299**	**$ 34**	**$ (18)**	**$ 1,539**

(1) Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

As previously discussed, ACE's 2007 results reflect the consolidation of Aeroplan's operations only up to March 14, 2007, the consolidation of Jazz's operations only up to May 24, 2007 and the consolidation of ACTS' operations only up to October 16, 2007. From those dates, ACE's investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method. ACE's 2006 results reflect the consolidation of Aeroplan's, Jazz's and ACTS' operations. Consequently, ACE's results of operations and EBITDAR for 2007 are not directly comparable to its operating results and EBITDAR for 2006.

ACE recorded operating income of $453 million in 2007 compared to operating income of $395 million in 2006. EBITDAR of $1,358 million was recorded in 2007 compared to EBITDAR of $1,412 million in 2006.

In 2007, a special charge for labour restructuring of $15 million was recorded at ACTS related to a workforce reduction resulting from the termination of a third party heavy maintenance contract. In 2006, a special charge of $102 million was recorded at Air Canada in connection with its obligations for the redemption of pre-2002 Aeroplan miles, and a special charge of $25 million was recorded ($20 million at Air Canada and $5 million at ACTS) relating to a non-unionized workforce reduction plan.

Excluding these special charges in both 2006 and 2007, operating income and EBITDAR for 2007 decreased by $54 million and $166 million, respectively, over 2006. ACE's consolidated results in 2006 included operating income from Aeroplan and Jazz of $140 million and $144 million, respectively, and an operating loss from ACTS of $2 million. In 2006, Aeroplan, Jazz and ACTS recorded EBITDAR of $154 million, $299 million and $29 million, respectively.

In 2007, ACE recorded operating revenues of $10,826 million and operating expenses of $10,373 million. In 2006, ACE recorded operating revenues of $10,555 million, including the special charge for Aeroplan miles, and operating expenses of $10,160 million. As a result of the deconsolidation of Aeroplan, Jazz and ACTS, ACE's operating revenues and expenses for 2007 are not directly comparable to its operating revenues and expenses for 2006.

Non-operating income amounted to $1,265 million in 2007 compared to non-operating income of $182 million in 2006. In 2007, ACE recorded gains on disposal of assets totalling $1,366 million, mainly comprised of a gain of $565 million related to the monetization of ACTS, a gain of $539 million related to the secondary offering of 22,000,000 trust units of Aeroplan Income Fund, a gain of $233 million related to the secondary offering of 35,500,000 trust units of Jazz Air Income Fund and a gain of $8 million related to the sale of 500,000 shares in US Airways. In addition, Air Canada recorded gains of $14 million related to a damaged aircraft and gains of $5 million mainly pertaining to the sale of one real estate property. In 2006, ACE recorded a gain of $220 million related to the initial public offering of Jazz, a gain of $152 million relating to the sale of 4,500,000 shares of its holdings in US Airways and a gain of $25 million as a result of ACE's initial public offering of Air Canada. In 2007, net interest expense of $186 million decreased $11 million from 2006. The interest expense increase of $42 million, largely driven by the financing of additional aircraft, was more than offset by higher interest income and interest capitalized relating to the acquisition of new aircraft. Net interest expense was favourably impacted by a stronger Canadian dollar versus the US dollar in 2007. In 2007, ACE recorded equity investment income of $71 million from its investments in Aeroplan, Jazz and ACTS. Included in non-operating income was a gain of $26 million in 2007 and a loss of $18 million in 2006 relating to fair value adjustments on certain derivative financial instruments entered into by Air Canada.

Net gains from foreign currency monetary items amounted to $313 million in 2007, attributable to a stronger Canadian dollar at December 31, 2007 compared to December 31, 2006. This compared to gains of $12 million in 2006.

Non-controlling interest amounted to $157 million in 2007 compared to $72 million in 2006, an increase of $85 million. This change was mainly attributed to the increased income from Air Canada in 2007, partially offset by the change to the equity method of accounting for ACE's investments in Aeroplan and Jazz.

Provisions for income taxes of $476 million were recorded in 2007 and included $190 million related to Air Canada, $219 million related to the sale of aviation interests and $37 million related to the special distributions of Aeroplan and Jazz units.

Net income for 2007 amounted to $1,398 million or $11.44 per diluted share. Net income for 2006 amounted to $408 million or $3.80 per diluted share.

8.1 AIR CANADA

Air Canada reported operating income of $433 million in 2007 compared to operating income of $114 million in 2006, an increase of $319 million. EBITDAR of $1,263 million in 2007 reflected an improvement of $315 million over 2006. In 2006, Air Canada recorded a special charge of $102 million in operating revenues in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles. Also in 2006, Air Canada recorded a special charge for labour restructuring of $20 million related to a non-unionized workforce reduction program. Excluding the special charge for Aeroplan miles and the special charge for labour restructuring in 2006, operating income and EBITDAR for 2007 increased by $197 million and $193 million, respectively, over 2006.

Operating revenues of $10,646 increased $482 million or 5%, reflecting a passenger revenue increase of $442 or 5% over 2006. In 2007, traffic grew 3.3% on a capacity increase of 2.8% over 2006, resulting in a passenger load factor increase of 0.4 percentage points. System yield increased 1.6% reflecting improvements in all markets with the exception of the Atlantic market. RASM rose 2.1% due to both the growth in yield and the improvement in system passenger load factor.

Operating expenses were $10,213 million in 2007, an increase of $163 million or 2% over 2006. CASM decreased 1.2% while CASM, excluding fuel expense and special charges, was reduced by 0.4%.

Non-operating expense amounted to $122 million in 2007 compared to non-operating expense of $191 million in 2006. In 2007, net interest expense of $148 million decreased $21 million from 2006. A $35 million increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by growth in interest income and by a higher amount of capitalized interest relating to the acquisition of new aircraft and growth in interest income. In 2007, Air Canada recorded gains of $14 million related to a damaged aircraft and gains of $5 million pertaining to the sale of one real estate property. In 2006, Air Canada recorded an impairment provision of $7 million relating to one real estate property, other losses on disposal amounting to $4 million and a gain on sale of $5 million pertaining to one of its commercial real estate properties. Gains relating to fair value adjustment on certain derivatives instruments amounted to $26 million in 2007 versus losses of $18 million in 2006.

Net gains on foreign currency monetary items amounted to $317 million in 2007, attributable to a stronger Canadian dollar at December 31, 2007 compared to December 31, 2006. This compared to gains of $12 million in 2006. The net gains recorded in 2007 were comprised of gains of $541 million relating to the mark-to-market of US denominated long-term monetary items partially offset by losses of $224 million relating to the mark-to-market of foreign currency forward contracts.

The income tax provision was $190 million in 2007 and represented an effective tax rate of 31%. In 2006, the income tax recovery was $3 million. The effective income tax rate for 2007 was favourably impacted by the capital portion of certain foreign exchange gains reported in the year, which are tax-affected at 50% of the income tax rate. In addition, the favorable impact of a reduction in the federal corporate income tax rate was recognized in 2007. In addition to the federal changes, Air Canada also recorded a current tax expense of $10 million related to the harmonization of Ontario and federal income taxes. This change in tax law results in a tax liability of $10 million payable over a period of five years, beginning in the 2009 taxation year.

Segment income of $429 million was recorded in 2007 compared to a segment loss of $74 million in 2006.

8.2 AEROPLAN

ACE's results from operations include the consolidation of Aeroplan's operations up to March 14, 2007 within the Aeroplan segment. After that date, Aeroplan is accounted for using the equity method reported under the CIE segment. The following discussion is based on Aeroplan's Quarter 1 2007 published results. Refer to section 6 "Accounting Policies" of this MD&A.

Aeroplan recorded operating income of $48 million in Quarter 1 2007, an increase of $9 million over Quarter 1 2006. EBITDA improved $8 million over Quarter 1 2006. The improvement in operating income and EBITDA was mainly driven by a 19% growth in miles redeemed as a result of higher redemption activity.

Operating revenues in Quarter 1 2007 were up $45 million or 23%, primarily attributable to higher redemption activity and to higher cumulative average revenue recognized per Aeroplan mile, and an increase of $3 million in breakage revenues.

Total operating expenses rose by $36 million or 22% in Quarter 1 2007, largely due to an increase of $30 million in the cost of rewards, resulting from increased redemptions.

Net income of $50 million was recorded by Aeroplan in Quarter 1 2007, an improvement of $39 million over Quarter 1 2006.

8.3 JAZZ

ACE's results from operations include the consolidation of Jazz's operations up to May 24, 2007 within the Jazz segment. After that date, Jazz is accounted for using the equity method reported under the CIE segment. The following discussion is based on Jazz's June 30, 2007 published results. Refer to section 6 "Accounting Policies" of this MD&A.

In the first half of 2007, Jazz reported operating income of $76 million, an improvement of $4 million from the operating income of $72 million recorded in the same period in 2006. EBITDAR of $155 million was recorded in the six months ended June 30, 2007 compared to EBITDAR of $148 million for the same period in 2006. The improvements in operating income and EBITDAR were mainly due to a 14% increase in ASM capacity.

In the first six months of 2007, operating revenues increased $79 million or 12% over the corresponding period in 2006, reflecting a 13% increase in the block hours flown, as well as a 16% increase in pass-through costs charged to Air Canada under the Jazz CPA.

In the first six months of 2007, operating expenses rose $75 million or 13% over the corresponding period in 2006. Increased pass-through costs under the Jazz CPA represented $38 million of the total increase in operating expenses. Controllable costs reflected the remainder of the increase.

Net income of $76 million was recorded in the first six months of 2007, an improvement of $7 million over the corresponding period in 2006.

8.4 ACTS

ACE's results from operations include the consolidation of ACTS' operations up to October 16, 2007 within the ACTS segment. After that date, ACTS is accounted for using the equity method reported under the CIE segment. The following discussion is based on ACE's September 30, 2007 published results for ACTS. Refer to section 6 "Accounting Policies" of this MD&A.

In the first nine months of 2007, ACTS recorded operating income of $32 million, excluding special charges, an improvement of $41 million from the same period in 2006. Refer to section 20 "Non-GAAP financial measures" in this MD&A. The special charges related to workforce restructuring programs and amounted to $15 million in 2007 and $5 million in 2006.

In the first nine months of 2007, operating revenues of $755 million increased $128 million over the same period in 2006, the result of growth in the engine maintenance business and Aeroman revenues of $37 million since its acquisition in February 2007.

Operating expenses of $738 million in the first nine months of 2007, including the special charges discussed above, were up $97 million from the corresponding period in 2006, largely attributable to the increase in revenue and included expenses related to Aeroman of $29 million in the first nine months of 2007.

A segment result of break-even in the first nine months of 2007 reflected a $26 million improvement from the same period in 2006.

8.5 CORPORATE ITEMS AND ELIMINATIONS ("CIE")

CIE includes the corporate, financing and investing activities of ACE. As previously discussed, ACE's investments in Aeroplan, Jazz and ACTS Aero were changed during 2007 from consolidation to the equity method of accounting reported under the CIE segment. CIE also included certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments were related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services versus the expense recognition basis in Air Canada and Jazz, which is as the work is completed). In addition, consolidation adjustments were made related to timing of revenue and expense recognition pertaining to power-by-the-hour contracts. Subsequent to the change in the accounting for ACE's investments in Aeroplan and ACTS, these consolidation adjustments are no longer required.

The consolidated statement of operations for 2007 reflects $71 million in equity income from ACE's investments in Aeroplan, Jazz and ACTS Aero. CIE recorded an operating loss of $102 million in 2007 compared to an operating loss of $1 million in 2006. Negative EBITDAR of $127 million was recorded in 2007 compared to negative EBIDTAR of $18 million in 2006.

In 2007, ACE recorded gains on disposal of assets amounting to $1,347 million, within the CIE segment, mainly comprised of the following transactions:

- A gain on disposal of $565 million related to the monetization of ACTS completed on October 16, 2007;
- A gain on disposal of $539 million related to the secondary offering of 22,000,000 units of Aeroplan Income Fund completed on October 22, 2007;
- A gain on disposal of $233 million related to the secondary offering of 35,500,000 units of Jazz Air Income Fund completed on October 22, 2007;
- A gain on disposal of $8 million related to the sale of 500,000 shares in US Airways.

In 2006, ACE recorded gains on disposal of assets of $399 million, within the CIE segment, mainly comprised of the following transactions:

- A gain on disposal of $220 million related to the initial public offering of Jazz;
- A gain on disposal of $152 million related to the sale of 4,500,000 shares in US Airways; and
- A gain on disposal of $25 million as a result of ACE's initial public offering of Air Canada.

9. FINANCIAL AND CAPITAL MANAGEMENT

The following table summarizes the consolidated statement of financial position of ACE as at December 31, 2007 and December 31, 2006.

Condensed Consolidated Statement of Financial Position ($ millions)	December 31, 2007	December 31, 2006
Assets		
Cash, cash equivalents and short-term investments	$ 3,139	$ 3,178
Other current assets	1,482	1,856
Current assets	4,621	5,034
Property and equipment	7,925	5,989
Intangible assets	647	1,643
Other assets	578	775
	$ 13,771	$ 13,441
Liabilities		
Current liabilities	3,252	3,948
Long-term debt and capital leases obligations	4,006	3,759
Pension and other benefits liabilities	1,824	1,876
Aeroplan deferred revenues	-	801
Other long-term liabilities	715	785
	9,797	11,169
Non-controlling interest	757	695
Shareholders' equity	3,217	1,577
	$ 13,771	$ 13,441

9.1 ANALYSIS OF FINANCIAL POSITION

Cash, cash equivalents and short-term investments

The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under a credit facility. Air Canada has a secured syndicated revolving credit facility of $400 million. As of the date hereof, no amounts have been drawn on this credit facility.

At December 31, 2007, cash, cash equivalents and short-term investments amounted to $3,139 million, a decrease of $39 million from December 31, 2006. ACE recorded net proceeds amounting to $1,620 million in 2007 comprised of:

- $723 million related to the monetization of ACTS on October 16, 2007;
- $65 million received by Air Canada with respect to the monetization of ACTS on October 16, 2007, comprised of $28 million for the sale of a building, $20 million in consideration of a transfer of repair schemes and $17 million for the repayment of a note;
- $463 million related to the secondary offering of Aeroplan Income Fund on October 22, 2007;
- $263 million related to the secondary offering of Jazz Air Income Fund on October 22, 2007;
- $16 million related to the sale of its remaining shares of US Airways ($8 million in Quarter 2 2007 and $8 million in Quarter 3 2007); and
- $90 million related to the disposal of other assets.

The cash inflows from the above proceeds were offset by the exclusion of Aeroplan's and Jazz's cash, cash equivalents and short-term investments amounting to $755 million (balance at December 31, 2006), as a result of deconsolidation, and a decrease in Air Canada's cash, cash equivalents and short-term investments of $871 million, mainly due to investing activities related to aircraft acquisitions.

At December 31, 2007, ACE's consolidated cash, cash equivalents and short-term investments amounted to $3,139 million comprised of ACE's unconsolidated cash, cash equivalents and short-term investments of $1,900 million and Air Canada's cash, cash equivalents and short-term investments of $1,239 million.

The following summarizes significant transactions which impacted ACE's cash balances subsequent to December 31, 2007:

- On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion in accordance with the terms of the substantial issuer bid.
- On January 14, 2008, cash proceeds of $40 million representing the full balance of funds held in escrow on closing of the monetization of ACTS were received by ACE.
- On January 24, 2008, ACE completed the sale of a total of 13,000,000 units of Jazz Air Income Fund on an exempt trade basis to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership at a price of $7.45 per unit representing total net proceeds to ACE of approximately $96.85 million.

Following the completion of these transactions, ACE's unconsolidated cash, cash equivalents and short-term investments (excluding Air Canada) amounted to $538 million on January 31, 2008.

Long-term Debt

The increase in long-term debt in 2007 was largely related to new borrowings by Air Canada to finance the acquisition of seven Boeing 777 and 24 Embraer aircraft in 2007. The increase in long-term debt resulting from these additional borrowings approximated $1.0 billion. In addition, on October 30, 2007, Air Canada entered into an agreement with a syndicate of banks for the financing of pre-delivery payments ("PDP") in the amount of US$540 million for the Boeing 777 aircraft contemplated in Air Canada's purchase agreement with Boeing which is further described in section 9.5 of this MD&A. At December 31, 2007, the amount drawn was US$528 million (Cdn$521 million). These increases were partly offset by scheduled debt repayments amounting to $504 million and the appreciation of the Canadian dollar against US dollar on US denominated debt.

Other assets and liabilities

At December 31, 2007, other assets and liabilities were largely impacted by the change in accounting for ACE's investments in Aeroplan, Jazz and ACTS. Refer to section 6 of this MD&A for additional information.

9.2. CONSOLIDATED CASH FLOWS

As previously discussed, ACE's 2007 results reflect the consolidation of Aeroplan's operations only up to March 14, 2007, the consolidation of Jazz's operations only up to May 24, 2007 and the consolidation of ACTS' operations only up to October 16, 2007.

The following table summarizes ACE's consolidated statement of cash flow for the indicated periods.

($ millions)	Quarter 4 2007	Quarter 4 2006	Year 2007	Year 2006
Cash from operating activities	$ 32	$ 6	$ 529	$ 732
Cash from financing activities	657	179	1,403	591
Cash from (used for) investing activities	633	(78)	(1,486)	(1,034)
Net change in cash and cash equivalents during the period	1,322	107	446	289
Cash and cash equivalents - Beginning of period	978	1,747	1,854	1,565
Cash and cash equivalents - End of period	$ 2,300	$ 1,854	$ 2,300	$ 1,854

Cash flows from operations increased $26 million in Quarter 4 2007 primarily as a result of a decrease in pension funding versus Quarter 4 2006. This improvement was partly offset by the reduction in ACE's interest in Aeroplan and Jazz. For the year 2007, cash from operations decreased $203 million mainly due to the reduction in ACE's interest in Aeroplan, Jazz and ACTS, partly offset by an increase in cash from operations at Air Canada.

Aircraft and facility related borrowings of $821 million in Quarter 4 2007 were mainly related to the Air Canada PDP financing agreement in the amount of US$540 million discussed in section 9.1 of this MD&A and to the financing of one Boeing 777 aircraft and eight Embraer aircraft. Aircraft and facility related borrowings of $1,914 million for the full year 2007 were mainly related to the financing of seven Boeing 777 aircraft, the financing of 24 Embraer aircraft and the PDP financing.

Scheduled and other debt and capital lease payments in Quarter 4 2007 and in the full year 2007 amounted to $199 million and $504 million, respectively.

The Aeroplan, Jazz and ACTS cash of $376 million which was removed from ACE's consolidated statement of financial position has been classified as cash outflows from investing activities.

Cash flows from investing activities in 2007 included the net disposal proceeds of $1,555 million discussed in section 9.1 of this MD&A. Cash flows used for investing in 2007 included cash payments of $53 million in connection with the acquisition of Aeroman.

Additions to capital assets, which mainly related to Air Canada, totaled $923 million in Quarter 4 2007 and mainly related to the PDP financing and the addition of eight Embraer 190 aircraft. In the year 2007, additions to capital assets totaled $2,622 million, mainly related to the addition of seven Boeing 777 aircraft, 24 Embraer 190 aircraft and the PDP financing.

9.3 CONTRACTUAL OBLIGATIONS

The following table provides Air Canada's contractual obligations at December 31, 2007, with the exception of the Convertible Senior Notes which are ACE's obligation, for each of the next five years and after 2012. The table also includes the letters of intent for the sale and lease back transactions concluded by Air Canada in January 2008 which are further described section 9.5 of this MD&A.

Contractual Obligations ($ millions)	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt obligations	$ 2,551	$ 160	$ 152	$ 141	$ 153	$ 166	$ 1,779
Convertible Senior Notes	273	273	-	-	-	-	-
Debt consolidated under AcG-15	896	105	51	100	288	73	279
Capital lease obligations	1,394	223	147	142	136	177	569
Operating lease obligations(1)	2,108	339	313	291	230	212	723
Committed capital expenditures(2)	4,739	555	102	760	891	692	1,739
Total contractual obligations(3)	**$ 11,961**	**$ 1,655**	**$ 765**	**$ 1,434**	**$ 1,698**	**$ 1,320**	**$ 5,089**
Pension funding obligations (4)	$ 1,715	$ 343	$ 328	$ 338	$ 348	$ 358	N/A

(1) Mainly relate to US dollar aircraft operating leases.

(2) Mainly relate to US dollar aircraft-related expenditures. Also include purchases relating to system development costs, facilities and leasehold improvements. See section 9.5 of this MD&A for additional information on Air Canada's planned and committed capital expenditures as well as the related financing arrangements.

(3) Table above excludes commitments for goods and services required in the ordinary course of business. Also excluded are future income taxes and other long-term liabilities mainly due to reasons of uncertainty of timing of cash flows and items which are non-cash in nature.

(4) See section 9.4 for additional information on Air Canada's pension funding obligations.

Air Canada leases and subleases certain aircraft to Jazz on a flow-through basis, which are reported net on Air Canada's statement of operations. These leases and subleases relate to 33 Bombardier CRJ-200 aircraft and 15 Bombardier CRJ-705 aircraft. The subleases with Jazz have the same terms and maturity as Air Canada's corresponding lease commitments to lessors.

Operating lease commitments ($ millions)	Total	2008	2009	2010	2011	2012	Thereafter
Aircraft subleased to Jazz	$ 1,067	$ 84	$ 84	$ 76	$ 75	$ 75	$ 673

As at December 31, 2007, the future minimum non-cancelable commitments for the next 12 months under the capacity purchase agreements with Jazz is approximately $650 million and with unaffiliated regional carriers is $20 million. The initial term of the Jazz CPA expires December 31, 2015 with two automatic renewal periods of five years each, subject to either party's right not to renew by notice at least one year prior to the expiration of the then applicable term. As the rates under the Jazz CPA are subject to adjustments beginning in 2009, it is not possible to determine the minimum non-cancelable commitments beyond 2008, however, they are not expected to change significantly from the 2008 amount.

Under the terms of their respective land leases, each Fuel Facility Corporation (described in section 11 of this MD&A "Off-Balance Sheet Arrangements") has an obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. If it were found that the Fuel Facility Corporations had to contribute to any remediation costs, each contracting airline would share pro-rata, based on system usage, in the costs. For all Fuel Facility Corporations in Canada in which Air Canada participates, Air Canada has recorded an obligation of $7 million ($44 million undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease using an 8% discount rate, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches. The estimated fair value of the obligation is nil.

During 2005, ACE issued $330 million of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319 million. The Convertible Notes bear interest at 4.25% per annum payable semi-annually in arrears on June 1 and December 1 in the year commencing December 1, 2005. Holders may convert their Convertible Notes into Class B voting shares (if the holder is Canadian) or into Class A variable voting shares (if the holder is not a Canadian) prior to maturity based on a conversion rate per $1,000 principal amount of Convertible Notes. Refer to section 9.7 for additional information.

9.4 AIR CANADA PENSION FUNDING OBLIGATIONS

The table below provides projections for Air Canada's pension funding obligations for the years 2008 through to 2012, assuming no change in economic conditions. Changes in the economic conditions, mainly the return on fund assets and changes in interest rates will impact projected required contributions. These funding obligations are updated annually. The required contributions disclosed below assume no future gains and losses on plan assets and liabilities over the projection period and do not reflect the economic experience of 2007.

Based on preliminary estimates, the solvency deficit on the registered pension plans at January 1, 2008 is expected to increase compared to January 1, 2007 and, as a result, employer contributions determined in accordance with regulations are expected to increase by $90 million in 2008 and $120 million each year thereafter. These preliminary estimates have not been reflected in the table below.

Air Canada ($ millions)	2008	2009	2010	2011	2012
Past service domestic registered plans	$ 91	$ 92	$ 93	$ 93	$ 93
Current service domestic registered plans	166	171	176	181	186
Other pension arrangements (1)	86	65	69	74	79
Projected pension funding obligations	$ 343	$ 328	$ 338	$ 348	$ 358

(1) Includes retirement compensation arrangements, supplemental plans and international plans.

The above pension funding requirements are in respect of Air Canada's pension arrangements. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2007 actuarial valuation plus a projection of the current service contributions. Air Canada entered into the Pension and Benefits Agreement with ACTS and ACTS Aero. Refer to section 10 of this MD&A for additional information.

The net deficit, on an accounting basis, at December 31, 2007 for pension benefits was $403 million compared to $1,377 million at December 31, 2006. The decrease in the accounting deficit was mainly the result of an increase in the discount rate and the funding of past service contributions of $134 million offset by a negligible return on plan assets.

9.5 AIR CANADA CAPITAL EXPENDITURES AND RELATED FINANCING ARRANGEMENTS

In 2004, Air Canada signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. ("Embraer") for the acquisition of regional jet aircraft. In November 2005, Air Canada also concluded agreements with The Boeing Company ("Boeing") for the acquisition of Boeing 777 and Boeing 787 aircraft.

Boeing

In November 2005, Air Canada concluded agreements with Boeing for the acquisition of up to 36 Boeing 777 aircraft and up to 60 Boeing 787 Dreamliners. The initial order for the 36 Boeing 777 aircraft was comprised of firm orders for 18 aircraft plus purchase rights for 18 more. The initial order for the Boeing 787 aircraft was comprised of firm orders for 14 aircraft plus purchase rights, options and rolling options (collectively "purchase rights") for 46 aircraft. In conjunction with the initial agreements, Air Canada received financing commitments from Boeing and the engine manufacturer for all firm aircraft orders covering up to 90% of the capital expenditure. This available financing is based on a floating or fixed rate equivalent and was at 8.70% at December 31, 2007. The term to maturity is 15 years with principal payments made on a mortgage style basis resulting in equal instalment payments of principal and interest over the term to maturity.

During 2007, Air Canada amended agreements with Boeing to cancel orders for two Boeing 777 aircraft scheduled for delivery in 2009. In addition, Air Canada increased its order for Boeing 787 aircraft by 23, bringing its total firm orders to 37 Boeing 787 aircraft. The first delivery of the Boeing 787 firm aircraft is scheduled for 2010 and deliveries of all 37 firm aircraft are scheduled to be completed by 2014. As at December 31, 2007, 18 purchase rights for Boeing 777 aircraft and 23 options for Boeing 787 aircraft remained exercisable. In January, 2008, Boeing announced a delay in the production of its first Boeing 787 aircraft from the end of Quarter 1 2008 to the end of Quarter 2 2008 due to production delays. Air Canada has not been notified that its Boeing 787 deliveries have been affected, however, Air Canada expects to receive an update towards the end of Quarter 1 2008.

In conjunction with the amended agreements, Air Canada received additional financing commitments from Boeing for seven of the additional Boeing 787 aircraft (21 Boeing 787 aircraft in total) on the same terms and conditions as described above. Should Air Canada not utilize any of the financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 aircraft of which the terms for 28 aircraft would be revised to cover 80% of the aircraft delivery price and the term to maturity would be reduced to 12 years with straight-line principal repayments over the term to maturity.

As at December 31, 2007, seven of the Boeing 777 firm aircraft under the purchase agreement with Boeing have been delivered with the remaining nine firm deliveries expected to be delivered by end of year 2008. The first seven aircraft were financed under loan guarantee support from the Export-Import Bank of the United States ("EXIM"). All of the nine Boeing 777 firm aircraft deliveries expected in 2008 have commitments for loan guarantee support to be provided by EXIM which was signed in January 2008. The loan guarantee, subject to certain conditions, covers a 12-year loan term for 85% of the capital expenditure at an interest rate based on a floating rate. This loan guarantee from EXIM is expected to be used instead of the financing commitments provided by Boeing and the engine manufacturer described above. As a result, it is not expected that any of Boeing's and the engine manufacturer's financing commitments for the Boeing 777 aircraft will be utilized. The firm commitment financing on capital purchase commitments disclosed below reflects this EXIM guarantee support for only five aircraft in 2008 given Air Canada expects to sell and lease back the other four aircraft (see below).

On October 30, 2007, Air Canada entered into an agreement with a syndicate of banks for the financing of pre-delivery payments ("PDP") for 10 of the 16 Boeing 777 aircraft contemplated in Air Canada's Purchase Agreement with Boeing. The PDP financing is a series of loans that are aircraft specific with a maximum aggregate commitment of up to $568 million (US$575 million). The PDP loans have a term of five years, but may be prepaid upon the delivery of the aircraft without penalty. Air Canada has already prepaid the PDP loans on the first two aircraft delivered in November 2007 and January 2008. In addition, Air Canada has served notice to the PDP syndicate that it will be prepaying the PDP loans on delivery of aircraft three to eight. Air Canada's intent is to prepay all PDP loans upon delivery of the relevant aircraft, using the committed long-term aircraft financing and leases for the aircraft to be delivered. The tenth and last aircraft in this PDP financing is currently scheduled for delivery in November 2008, at which time Air Canada expects to have fully repaid the PDP loans. At year-end 2007, the amount drawn on the PDP loans was $521 million (US$528 million). Air Canada is using the PDP financing to settle most of the outstanding pre-delivery payments. This results in a significant shift in capital expenditures from 2008 to 2007 from that which was previously disclosed due to the pre-delivery deposit being recorded as a capital expenditure when paid.

This PDP financing replaces a significant portion of the pre-delivery financing arrangements that Air Canada had in place with Boeing. This PDP financing was entered into as it offered more attractive terms than the arrangements with Boeing.

In January 2008, Air Canada signed letters of intent for the sale and lease back of four of the nine Boeing 777 scheduled for delivery in 2008. The lease terms for two of the Boeing 777 aircraft is 12 years. The other two Boeing 777 aircraft each have 10.5 year lease terms and Air Canada has options to extend each for an additional 18 months. All four leases are at market rates. This replaces an equivalent number of aircraft loan guarantee support commitments provided by EXIM. As a result, the capital expenditure forecast in the table below does not include expenditures relating to these aircraft. These four aircraft deliveries are included in the operating lease commitments table disclosed in section 9.3 of this MD&A. The impact of these leases results in a significant reduction in capital expenditures from what was previously projected. Operating lease commitments have increased as a result of this change.

Embraer

The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. As of December 31, 2007, 31 options remain exercisable.

The Embraer 190 series deliveries commenced in December 2005. As at December 31, 2007, 42 of the Embraer 190 series firm aircraft orders have been completed and an additional aircraft was delivered in January 2008. The final two Embraer 190 series firm aircraft are scheduled for delivery in Quarter 1 2008.

Air Canada has received loan commitments from third parties for the remaining three firm aircraft covering approximately 80% of the capital expenditure to be repaid in quarterly instalments for a 12-year term. Two of these aircraft will be based on floating rates at the 90-day US LIBOR plus 1.90% and one will be based at the fixed rate equivalent of the 90-day US LIBOR plus 1.70%.

Aircraft Interior Refurbishment Program

In addition to acquiring new aircraft, Air Canada commenced a major refurbishment of the interior of its existing aircraft in April 2006. Air Canada has completed the refurbishment of 26 Airbus A319 aircraft, 30 Airbus A320 aircraft, 10 Airbus A321 aircraft and 15 Boeing 767-300 aircraft to date, for a total of 81 aircraft. The Embraer and Boeing 777 aircraft are being delivered with the new seats and entertainment systems already installed. The capital expenditures associated with this program, which are committed, are amortized over a five-year period. A significant portion of the remaining capital expenditures relating to this program are included in the capital commitments table below.

Capital Commitments

The estimated aggregate cost of the future firm deliveries as well as other capital purchase commitments as at December 31, 2007, including the impact of the sale and lease back transaction described above and the loan guarantee support signed in January 2008, approximates $4,739 million (of which $2,698 million is subject to committed financing, subject to the fulfillment of certain terms and conditions). US dollar amounts are converted using the December 31, 2007 noon day rate of Cdn$0.9881. The estimated aggregate cost of aircraft is based on delivery prices that include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the US 90-day LIBOR rate at December 31, 2007.

Projected Planned and Committed Capital Expenditures

The table below provides projections for aircraft expenditures for firm aircraft orders, net of aircraft financing, combined with planned and committed expenditures for aircraft engines, inventory, property and equipment, net of related financing, if applicable, for the years 2008 through to 2012 and thereafter.

In addition to the firm aircraft orders, Air Canada's purchase agreements include options and purchase rights, none of which are included in these projections.

The following table provides Air Canada's current and planned committed capital expenditures and the related financing arrangements as at December 31, 2007. The table also reflects the letters of intent for the sale and leaseback of four of the Boeing 777 aircraft scheduled for delivery in 2008 as well as the EXIM loan guarantee support, all of which were signed in January 2008.

Projected planned and committed Capital expenditures ($ millions)(1)(2)	2008	2009	2010	2011	2012	Thereafter
Projected committed expenditures	$ 555	$ 102	$ 760	$ 891	$ 692	$ 1,739
Projected planned but uncommitted expenditures	260	205	169	104	70	
Total projected expenditures	815	307	929	995	762	
Projected financing on committed expenditures	(591)	-	(684)	(804)	(619)	
Total projected expenditures, net of financing	**$ 224**	**$ 307**	**$ 245**	**$ 191**	**$ 143**	

(1) US dollar amounts are converted using the December 31, 2007 noon day rate of 1US$ = Cdn$0.9881. Final aircraft delivery prices include estimated escalation and interest on deferred delivery payments, which is calculated based on the 90-day USD LIBOR rate at December 31, 2007.

(2) The dollar amounts reflected above do not include obligations pertaining to day-to-day operations.

9.6 AIR CANADA FLEET

Air Canada's operating fleet at December 31, 2007 (excluding aircraft operated by Jazz under the Jazz CPA) was as follows:

Air Canada	Total Seats	Number of Operating Aircraft(1)	Average Age	Owned(2)	Capital Lease(2)	Consolidated Under AcG-15 (2)	Operating Lease
Widebody Aircraft							
Boeing 777-300	349	5	0.6	4	-	-	1
Boeing 777-200	270	3	0.3	3	-	-	-
Boeing 767-300	203-222	31	14.4	1	6	6	18
Boeing 767-200	207	10	20.7	10	-	-	-
Airbus A340-300	285-286	5	9.8	-	5	-	-
Airbus A330-300	274	8	7.2	-	8	-	-
Narrowbody Aircraft				-	-	-	-
Airbus A321	166-174	10	5.8	-	-	5	5
Airbus A320	140	41	14.7	-	-	-	41
Airbus A319	120	37	9.7	-	17	15	5
Embraer 190	93	42	0.9	42	-	-	-
Embraer 175	73	15	2.3	15	-	-	-
Total		**207**	**9.0**	**75**	**36**	**26**	**70**

(1) Excludes aircraft which have been removed from service.

(2) Owned aircraft as well as capital leases and leases consolidated under AcG-15 are carried on Air Canada's statement of financial position. Owned aircraft include aircraft financed under conditional sales agreements.

In order to support the expansion of its international operations, Air Canada is progressively introducing Boeing 777 aircraft into its fleet with nine Boeing 777 aircraft delivered to date.

The following table provides the existing and planned fleet changes to Air Canada's fleet (excluding aircraft operated by Jazz):

		Actual						Planned							
Fleet Plan	Year End 2006	New Deliveries	Sublease to Third Party	Lease returns	Sales	Parked	Year End 2007	New Deliveries	Sublease/lease to Third Party / Sale by Air Canada	Lease returns	Sales	Parked	Year End 2008	Planned 2009 fleet changes	Year End 2009
B777-300	-	5	-	-	-	-	5	6	-	-	-	-	11	1	12
B777-200	-	3	-	-	-	-	3	3	-	-	-	-	6	-	6
B767-300	33	-	-	(2)	-	-	31	-	-	(2)	-	-	29	(1)	28
B767-200	11	-	-	-	-	(1)	10	-	-	-	(4)	(2)	4	-	4
A340-500	2	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-
A340-300[1]	10	-	(3)	(2)	-	-	5	-	(5)	-	-	-	-	-	-
A330-300	8	-	-	-	-	-	8	-	-	-	-	-	8	-	8
A321	10	-	-	-	-	-	10	-	-	-	-	-	10	-	10
A320	47	-	-	(6)	-	-	41	-	-	-	-	-	41	-	41
A319[2]	45	-	(6)	-	(2)	-	37	-	-	(2)	-	-	35	-	35
EMB 190	18	24	-	-	-	-	42	3	-	-	-	-	45	-	45
EMB 175	15	-	-	-	-	-	15	-	-	-	-	-	15	-	15
Total	199	32	(11)	(10)	(2)	(1)	207	12	(5)	(4)	(4)	(2)	204	-	204
Average age (years)	9.6						9.0						9.0		9.9

(1) Two Airbus A340-300 aircraft were retired from service prior to December 31, 2007. One of the aircraft is pending its return to the lessor and the second aircraft is pending its sublease to a third party.

(2) One Airbus A319 aircraft was retired from service prior to December 31, 2007 pending its sale.

Pursuant to the Jazz CPA, Jazz operates 133 aircraft with an average age of 12.5 years comprised of the following aircraft:

- 24 Bombardier CRJ-100 aircraft;
- 33 Bombardier CRJ-200 aircraft;
- 16 Bombardier CRJ-705 aircraft;
- 26 Dash 8-300 aircraft; and
- 34 Dash 8-100 aircraft.

9.7 ACE SHARE INFORMATION

At January 31, 2008, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

Number of shares (000)	At January 31, 2008
Issued and outstanding common shares	
Class A variable voting shares	40,643
Class B voting shares	15,393
Total issued and outstanding common shares	56,036
Common shares potentially issuable	
Convertible preferred shares	11,338
Convertible notes	12,600
Stock options	1,678
Total common shares potentially issuable	25,616
Total outstanding and potentially issuable common shares	81,652

On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion under the terms of a substantial issuer bid. No convertible preferred shares of ACE were deposited on an as converted basis under the offer.

In connection with the distributions of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE, the conversion rate of the 4.25% Convertible Senior Notes, due 2035 ("Convertible Notes") to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes, was adjusted to 37.6879 as at December 31, 2007. Effective January 11, 2008, the conversion rate was further adjusted to 39.0341.

In accordance with the terms of the ACE stock option plan, each distribution triggered an adjustment to the weighted average exercise price and the number of options outstanding. Effective on the applicable dates of the distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the Convertible Notes. In relation to the January 10, 2007 distribution, the weighted average option exercise price and number of options outstanding was amended from $26.04 and 3,570,390 options to $20.95 and 4,436,644 options. In relation to the March 14, 2007 distributions, the weighted average option exercise price and number of options outstanding was amended from $22.02 and 3,397,496 options to $18.76 and 3,989,011 options. In relation to the May 24, 2007 distributions, the weighted average option exercise price and number of options outstanding was amended from $18.53 and 3,854,370 options to $15.98 and 4,466,744 options.

The Board of ACE resolved to vest all of the remaining unvested ACE stock options under the rules of the ACE stock option plan and as accepted by the TSX, effective November 12, 2007. In 2007, 3,665,774 stock options were exercised.

10. RELATED PARTY TRANSACTIONS

At December 31, 2007, ACE had a 75% ownership interest in Air Canada. Air Canada has various related party transactions with ACE and other ACE-related entities, including Aeroplan, Jazz and ACTS Aero. ACTS Aero conducts the business operated by ACTS prior to the ACTS monetization completed on October 16, 2007.

The Relationship between Air Canada and Aeroplan

At December 31, 2007, ACE had a 20.1% ownership interest in Aeroplan Income Fund. Aeroplan operates a loyalty program which provides loyalty marketing services to its customers. The transactions between Air Canada and Aeroplan described below are recorded at the exchange amount and are settled by netting amounts payable against amounts receivable in accordance with the intercompany agreements with any outstanding balance paid in the subsequent period. Accordingly, at December 31, 2007 and December 31, 2006, the amounts have been presented on a net basis as the parties intend to settle on a net basis.

Aeroplan Commercial Participation and Services Agreement (Aeroplan CPSA)
Air Canada and Aeroplan are parties to the Aeroplan CPSA dated June 9, 2004. Pursuant to the Aeroplan CPSA, Air Canada allocates 8% of the seat capacity to Aeroplan on the flights operated by Air Canada and Jazz and certain other air carriers under the Air Canada code (collectively, the "AC Flights") at a fixed redemption cost. In 2007, the rates charged for such seat capacity were renegotiated in accordance with the Aeroplan CPSA for the period January 1, 2008 through to December 31, 2010. Aeroplan may also purchase an unlimited number of available seats based on published fares with a variable discount depending on the fare product. Any adjustment to this variable discount is based on an identified set of parameters. The Aeroplan CPSA also provides that Aeroplan will be charged the lowest fares charged to any other loyalty program taking into account Aeroplan's volume purchase of Air Canada's seat inventory. The Aeroplan CPSA expires June 29, 2020 with four automatic renewals of five year each, unless either party provides notice of its intention not to renew at least twelve months prior to the expiry of the applicable term.

Air Canada is one of Aeroplan's leading partners and it pays a fee to participate in the Aeroplan program, which fee is based on the Aeroplan miles awarded to Aeroplan members who are Air Canada customers traveling on AC Flights. Aeroplan is required to purchase a minimum number of reward travel seats on AC Flights annually, 2007 - $171 million (2006 - $170 million), which number is a function of Aeroplan's consumption of seats in the three preceding calendar years. Moreover, Air Canada is required to purchase a minimum number of Aeroplan miles annually.

The Aeroplan CPSA also provides that Aeroplan shall, in return for a service fee, manage Air Canada's frequent flyer tier membership program for Air Canada Super Elite™, Elite™ and Prestige™ customers, as well as perform certain marketing and promotion services for Air Canada, including call centre services for the frequent flyer tier membership program.

Aeroplan Master Services Agreement (Aeroplan MSA)
Air Canada and Aeroplan are parties to the Aeroplan MSA effective January 1, 2005 pursuant to which Air Canada provides certain services to Aeroplan in return for a fee based on Air Canada's fully-allocated cost of providing such services to Aeroplan plus a mark-up to reflect overhead and administrative costs. Pursuant to the Aeroplan MSA, Air Canada provides Aeroplan with infrastructure support which is mostly administrative in nature, including information technology, human resources, finance and accounting, and legal services.

Aeroplan General Services Agreement (GSA)
Air Canada and Aeroplan are parties to the Aeroplan GSA effective January 1, 2005 pursuant to which Air Canada provides Aeroplan with the services of a group of call centre employees of Air Canada. Aeroplan must reimburse Air Canada for all costs, including salary and benefits, related to the call centre employees on a fully-allocated basis. With regard to the shortfall in the pension plan maintained by Air Canada which covers, among others, these call centre employees, Aeroplan has agreed to pay an amount not to exceed $11 million over a six year period to compensate Air Canada for call centre employees' share of the unfunded Air Canada pension liability. Either party may, subject to collective agreements of the employees assigned to Aeroplan, terminate the GSA upon six months notice

Trademark License Agreement
Pursuant to a Trademark License Agreement effective May 13, 2005, Air Canada and Aeroplan have granted each other reciprocal royalty-free, non-exclusive, non-sublicensable, non-assignable rights to use certain of each other's trademarks around the world which incorporate their names or logos, solely in association with the Aeroplan Program.

The Relationship between Air Canada and Jazz

At December 31, 2007, ACE had a 20.1% indirect ownership interest in Jazz Air Income Fund. On January 24, 2008, ACE reduced its ownership interest in Jazz Air Income Fund to 9.5%. Air Canada has no ownership interest in Jazz. Jazz is consolidated in Air Canada's consolidated financial statements under AcG-15 up to May 24, 2007. Jazz is still considered to be a variable interest entity to Air Canada however Air Canada is no longer the primary beneficiary under AcG-15. Air Canada and Jazz negotiate transactions between each other as unrelated parties and on an arm's length basis. The deconsolidation of Jazz does not impact any of the contractual arrangements between Air Canada and Jazz.

Jazz Capacity Purchase Agreement (Jazz CPA)
Air Canada and Jazz are parties to the Jazz CPA, effective January 1, 2006 pursuant to which Air Canada purchases substantially all of Jazz's fleet capacity based on predetermined rates, in addition to reimbursing Jazz, without mark-up, for certain pass-through costs as defined in the Jazz CPA which include fuel, airport and navigation fees. The fees include both a variable component that is dependent on Jazz aircraft utilization and a fixed component. The initial term of the Jazz CPA expires December 31, 2015. There are two automatic renewal periods of five years each, subject to either party's right not to renew by notice at least one year prior to the expiration of the then applicable term. The rates under the Jazz CPA are subject to periodic adjustment with the next adjustment scheduled for the start of 2009.

Jazz Master Services Agreement (Jazz MSA)
Air Canada and Jazz are parties to the Jazz MSA pursuant to which Air Canada provides certain services to Jazz in return for a fee based on the fair market value of the services provided by Air Canada to Jazz. Pursuant to the Jazz MSA, Air Canada provides Jazz with infrastructure support consisting principally of administrative services in relation with information technology, corporate real estate, environmental affairs and legal services. Jazz benefits from certain information technology services available to Air Canada from third parties and from Air Canada's internal information technology resources.

Either Air Canada or Jazz may elect to terminate any services under the Jazz MSA (without terminating the whole Jazz MSA) or the entire Jazz MSA upon one year's prior written notice. The Jazz MSA terminates upon the termination of the Jazz CPA.

Jazz Trademark License Agreements
Air Canada and Jazz are parties to the Jazz Trademark License Agreement pursuant to which Air Canada has granted Jazz a royalty-free, non-exclusive, non-sublicensable, non-assignable right to use certain trademarks owned or registered by Air Canada around the world including "Jazz" and certain trademarks which incorporate the Air Canada name, and/or Air Canada's roundel design, solely in association with the Jazz business. The Jazz Trademark License Agreement can be terminated in the event that the Jazz CPA is terminated. However, Air Canada and Jazz have also entered into a Jazz Special Trademark Agreement which would grant all of Air Canada's rights to the Jazz trademark to Jazz (and preclude Air Canada from using the Jazz trademark or licensing the Jazz trademark to third parties) upon the occurrence of certain events involving (i) the expiration or termination of the Jazz CPA if, at such time, Jazz is no longer an affiliate of Air Canada; (ii) the occurrence of a change of control pursuant to which Jazz ceases to be an affiliate of Air Canada if, at or prior to such time, the Jazz CPA has expired or has been terminated; or (iii) the sale or transfer of all or substantially all of the assets or business of Jazz to a third party that is not an affiliate of Air Canada if, at or prior to such time, the Jazz CPA has expired or has been terminated.

Air Canada and Jazz are also parties to a number of lease agreements pursuant to which Jazz leases or subleases, from Air Canada, certain premises at airports across Canada.

The Relationship between Air Canada and ACTS

ACTS was a wholly-owned subsidiary of ACE providing full-service maintenance, repair and overhaul services. On October 16, 2007, ACE sold substantially all of the assets and liabilities of ACTS to ACTS Aero. ACTS Aero conducts the business previously operated by ACTS. As at December 31, 2007, ACE has a 23% interest in ACTS Aero.

The ACTS Maintenance Agreements, the ACTS Master Services Agreement, the ACTS Trademark License Agreement, the Repair Schemes and Non-Compete Agreement and the ACTS General Services Agreements, all between Air Canada and ACTS and described below were assigned from ACTS to ACTS Aero upon closing of the monetization of ACTS. On closing of the ACTS monetization, Air Canada recorded proceeds of $28 million for the sale of a building to ACTS Aero, $17 million for the settlement of a intercompany note with ACTS, $20 million pursuant to the transfer of repair schemes and as described below and the funding of a letter of credit in the amount of $101 million related to a "Pension and Benefits Agreement" as described below. ACTS Aero is a related party to the Corporation due to ACE's investment in both entities.

ACTS Maintenance Agreements

ACTS Aero and Air Canada are parties to a general terms and related services agreements effective October 1, 2006, pursuant to which ACTS Aero provides technical services to Air Canada including engine and auxiliary power unit maintenance services, aircraft heavy maintenance services (excluding line and cabin maintenance services which are provided by Air Canada), component maintenance services, paint services, training services and ancillary services. ACTS Aero serves as Air Canada's exclusive repair agency in respect of aircraft heavy maintenance, engine maintenance, auxiliary power unit maintenance services as well as for maintenance services relating to certain components. ACTS Aero serves as Air Canada's non-exclusive repair agency in respect of other services provided. Except for the services agreement relating to aircraft heavy maintenance services which expires in October 2011 and the services agreement relating to paint services which expires in October 2009, each of the agreements referred to above expires in October 2013.

ACTS Aero and Jazz are parties to a component maintenance agreement (the "ACTS-Jazz Agreement") dated August 1, 2005, pursuant to which ACTS Aero provides selected maintenance, repair, overhaul and related services with respect to Jazz's CRJ regional jets. Pursuant to the ACTS-Jazz Agreement, ACTS Aero serves as Jazz's exclusive repair agency to provide component repair and overhaul work on parts which can be removed from the aircraft in respect of CRJ-100/200 and common CRJ-705 parts not performed internally by Jazz employees. The initial term of the ACTS-Jazz Agreement expires in August 2015 and it is renewable for three successive two-year periods. Jazz amounts with ACTS are not reported for the period after Jazz's deconsolidation on May 24, 2007.

ACTS Master Services Agreement (ACTS MSA)

ACTS Aero and Air Canada are parties to an amended and restated master services agreement (the "ACTS MSA"), effective January 1, 2007, pursuant to which Air Canada provides ACTS Aero with services including infrastructure support and services which are mostly administrative in nature, including information technology, human resources, finance and accounting, and claims services in return for fees paid by ACTS Aero to Air Canada. ACTS Aero may elect to terminate any services under the ACTS MSA or the entire ACTS MSA upon six months' prior written notice, with the exception of services relating to information technology which ACTS Aero cannot terminate prior to the expiry of the ACTS MSA. Air Canada may elect to terminate any services under the ACTS MSA or the entire ACTS MSA upon 18 months' prior written notice.

ACTS Trademark License Agreement

ACTS Aero and Air Canada are parties to a trademark license agreement (the "ACTS Trademark License Agreement"), effective September 30, 2004, pursuant to which Air Canada has granted ACTS Aero a royalty-free, non-exclusive, non-assignable right to use certain Air Canada trademarks which incorporate the Air Canada name, and Air Canada's roundel design, solely in association with the provision of heavy maintenance, component maintenance and supply chain business services in Canada and the United States. The ACTS Trademark License Agreement was amended on closing of monetization of ACTS to provide for the termination of the agreement on October 16, 2008.

ACTS General Services Agreements

ACTS Aero and Air Canada are parties to an amended and restated general services agreement (the "ACTS GSA"), effective as of June 22, 2007 pursuant to which Air Canada provides ACTS Aero with the services of a group of unionized employees for which Air Canada is reimbursed by ACTS Aero for all costs, including salary and benefits, on a fully allocated basis. Non-unionized employees, previously assigned to ACTS under another general services agreement, were transferred to ACTS on October 16, 2007. The ACTS GSA may be terminated by either party at any time upon 30 days' prior written notice.

Real Estate Agreements

As part of the closing of the monetization of ACTS, Air Canada sold a building to ACTS Aero for proceeds of $28 million effective as of October 16, 2007. In connection with the sale, Air Canada and ACTS Aero entered into a land sublease for certain land contiguous with the building and a service contract whereby Air Canada provides ACTS Aero certain services related to the operation of the building.

ACTS Aero and Air Canada are parties to a master lease agreement, effective as of October 1, 2006, pursuant to which ACTS Aero leases space from Air Canada at the Vancouver, Winnipeg, Toronto and Montreal airports.

Pension and Benefits Agreement

Air Canada, ACTS LP and ACTS Aero entered into a Pension and Benefits Agreement effective as of October 16, 2007 ("Pension and Benefits Agreement"), relating to pension and benefits arrangements pertaining to non-unionized and unionized employees of Air Canada who were previously assigned to ACTS LP pursuant to general services agreements between Air Canada and ACTS LP. On October 16, 2007, non-unionized employees of Air Canada who were previously assigned to the ACTS LP operation became employees of ACTS Aero. New defined benefit and defined contribution pension plans as well as other employee and retiree benefit arrangements (including health, life and disability) are to be established by ACTS Aero (the "ACTS Benefit Arrangements"). Upon receipt of regulatory approval where required and based upon valuations of the relevant pension and benefit arrangements of Air Canada (the "Air Canada Benefit Arrangements") as at October 16, 2007, the assets and obligations under the Air Canada Benefit Arrangements pertaining to the transferring non-unionized employees will be transferred to ACTS Aero or the ACTS Benefit Arrangements, as applicable. Any solvency deficiency in the defined benefit pension plans as at October 16, 2007 related to transferring non-unionized employees will be funded by Air Canada through quarterly payments to ACTS Aero until 2014. The accounting liability as at October 16, 2007 in respect of retiree and disability benefits related to transferring non-unionized employees will be funded by Air Canada through quarterly payments to ACTS Aero until 2012. Until such future time as the assets and obligations under the Air Canada Benefit Arrangements pertaining to non-unionized employees may be transferred to ACTS Aero, the current service pension cost and the current service and interest costs for other employee benefits will be expensed by Air Canada with a full offset recorded as an amount charged to affiliates (ACTS Aero).

In addition, the Pension and Benefits Agreement contemplates similar asset and liability transfer and compensation arrangements in respect of unionized employees, which arrangements would take effect at such future time as those unionized employees may be transferred from Air Canada to ACTS Aero. However, the solvency deficiencies in respect of transferring unionized employees for which the future quarterly compensation payments would be made are determined as at October 16, 2007, subject to certain adjustments, and the discount rate used to compute the accounting liability for the unionized employees' retiree and disability benefits is fixed as at October 16, 2007. The compensation payments in respect of these solvency deficiencies and accounting liabilities would be made quarterly during the five years beginning after the unionized employees are transferred to ACTS Aero, but only if such a transfer occurs. Until such future time as the assets and obligations under the Air Canada Benefit Arrangements pertaining to unionized employees may be transferred to ACTS Aero, the current service pension cost and the current service and interest costs for other employee benefits in respect of Air Canada employees providing services to ACTS Aero are charged to ACTS Aero.

The Pension and Benefits Agreement also required that Air Canada provide letters of credit to ACTS Aero on October 16, 2007, to secure the above-described payment obligations in respect of the solvency deficiencies of the defined benefit pension plans and accounting liabilities for other retiree and disability benefit arrangements. The letters of credit total $101 million, subject to adjustment once the exact amounts of the relevant solvency deficiencies and accounting liabilities as at October 16, 2007 are determined by actuarial valuations. The face amount of the letter of credit in respect of the unionized solvency deficiency is also adjusted annually to recognize past service costs paid by Air Canada to the plan in respect of unionized employees assigned to ACTS Aero. The face amounts of the letters of credit decrease as the related quarterly funding payments described above are made. ACTS Aero may call the letters of credit in whole or in part, in the event of a default as defined in the Pension and Benefits Agreement. Collateral equal to the amount of the letters of credit was paid in cash with the asset recorded in deposits and other assets.

Non-Compete and Repair Schemes Transfer Agreement

ACTS Aero and Air Canada are parties to a non-compete and repair schemes transfer agreement, effective as of October 16, 2007 (the "Repair Schemes and Non-Compete Agreement"). Generally described, repair schemes are processes and methods which may be used in the maintenance and repair of aircraft and related equipment. The Repair Schemes and Non-Compete Agreement confirmed an arrangement and provides for the sale from Air Canada to ACTS Aero (as successor to ACTS) of an undivided joint ownership interest in repair schemes owned by Air Canada or approved under Air Canada's airworthiness engineering organization as well as the sale from ACTS Aero to Air Canada of an undivided joint ownership interest in the repair schemes owned or developed by ACTS Aero and applicable to airframe heavy maintenance services provided by ACTS Aero to Air Canada under the parties' airframe heavy maintenance services agreement. However, in September 2004, as part of the implementation of the Corporation's plan of arrangement under the Companies' Creditors Arrangement Act, the Corporation had already granted ACTS full and exclusive right to these schemes on a royalty-free basis.

The Repair Schemes and Non-Compete Agreement also restricts Air Canada's ability to own any equity interest in an entity (other than entities in which Air Canada previously held interests), or to carry on a business activity, related to the following commercial maintenance, repair and overhaul services in the airline industry, namely, airframe heavy maintenance and paint services, engine and auxiliary power unit ("APU") overhaul maintenance services, and component maintenance services. The applicable non-compete periods are as follows:

- With respect to airframe heavy maintenance services and paint services, the non-compete period ends one year after the current heavy maintenance services agreement is terminated or expires (the current term of the heavy maintenance services agreement expires October 1, 2011);
- With respect to engine and APU overhaul maintenance services, the non-compete period ends on October 1, 2015; and
- With respect to component maintenance services, the non-compete period ends on October 1, 2016.

The Repair Schemes and Non-Compete Agreement does not restrict Air Canada from holding interests in any entities in which it held interests at the time of concluding the agreement nor does it limit Air Canada's line maintenance activities which it continues to operate.

In consideration for the transfer of repair schemes, Air Canada received $20 million in 2007.

Loan and Prepayment Agreements between ACTS and Air Canada

Pursuant to a Prepayment Agreement dated October 26, 2006, Air Canada prepaid an amount of approximately $595 million to ACTS Limited Partnership (the predecessor to ACTS LP and ACTS Aero) under the ACTS Maintenance Agreements for the estimated equivalent of 12 months of service to be rendered to Air Canada under the ACTS Maintenance Agreements starting on November 1, 2006. The amount of such prepayment was immediately loaned back by ACTS to Air Canada pursuant to a loan agreement dated October 26, 2006. Such loan was non-interest bearing and repayable in instalments starting on November 1, 2006. The amount of the instalments was equal to the amount that would otherwise have been payable by Air Canada under the ACTS Maintenance Agreements and became due and payable on the day on which the amount became payable under the ACTS Maintenance Agreements. Repayment of the entire amount of the loan was completed in 2007.

The Relationship between Air Canada and ACE

Air Canada Vacations

In 2007, ACE sold its 49% interest in Air Canada Vacations to Air Canada. Air Canada Vacations is now 100% owned by Air Canada. Air Canada Vacations remains consolidated within the results of the Corporation.

Share purchase rights sold by Air Canada to ACE

During 2007, Air Canada entered into an aircraft transaction with an unrelated third party whereby partial consideration was paid to Air Canada in the form of a right to acquire shares of the unrelated third party. The transaction related to the sale by Air Canada of two Airbus A319 aircraft and the sublease by Air Canada of an additional two Airbus A319 aircraft, all of which was completed in 2007 with the exception of one of the owned A319 aircraft, which was completed in January 2008. Air Canada sold the right to acquire shares received from the unrelated third party to ACE, at fair value, for proceeds of $1 million.

Warrants purchased from ACE

During 2007, Air Canada purchased certain share warrants held by ACE for consideration of $4 million. These warrants are for the purchase of shares of an unrelated third party from which Air Canada purchases services.

ACE Master Services Agreement (ACE MSA)

Air Canada provides certain administrative services to ACE in return for a fee. Such services relate to finance and accounting, information technology, human resources and other administrative services.

The related party balances resulting from the application of the commercial agreements were as follows:

($ millions)		2007
Accounts receivable		
Aeroplan (Air Canada)	$	20
Aeroplan - distribution receivable (ACE)		3
Jazz (Air Canada)		85
Jazz - distribution receivable (ACE)		2
ACTS Aero (Air Canada)		99
	$	209
Accounts payable and accrued liabilities		
Jazz (Air Canada)	$	71
ACTS Aero (Air Canada)		88
	$	159

The related party revenues and expenses with Aeroplan (period from March 14, 2007 to December 31, 2007), Jazz (period from May 24, 2007 to December 31, 2007) and ACTS Aero (period from October 16 to December 31, 2007) are summarized as follows:

($ millions)		2007
Revenues		
Revenues from Aeroplan related to Aeroplan rewards net of purchase of Aeroplan miles	$	137
Property rental revenues from related parties		11
Revenues from corporate services and other		24
Aircraft sublease revenues from Jazz		14
Air Canada Ground Handling revenues from Jazz		33
Maintenance revenue from Jazz (ACTS)		21
	$	240
Expenses		
Maintenance expense for services from ACTS/ACTS Aero	$	107
Expense from Capacity Purchase Agreement with Jazz		537
Pass through fuel expense from Jazz		197
Pass through airport expense from Jazz		120
Pass through other expense from Jazz		17
Other expenses		9
Recovery of wages, salary and benefit expense for employees assigned to related parties		(43)
	$	944

In addition to the above revenues and expenses with Jazz, Air Canada transfers fuel inventory and subleases certain aircraft to Jazz on a flow through basis, which are reported net on Air Canada's statement of operations.

11. OFF-BALANCE SHEET ARRANGEMENTS

The following is a summary of the Corporation's more significant off-balance sheet arrangements.

Guarantees

Performance Obligations Relating to Aircraft Leasing Agreements

With respect to 45 Air Canada aircraft leases, the difference between the amended rents as a result of the implementation of the Plan of Reorganization, Compromise and Arrangement (the "Plan") under the Companies' Creditors Arrangement Act ("CCAA") on September 30, 2004 and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates. Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time management believes the amount is likely to occur.

Guarantees in Fuel Facilities Arrangements

Air Canada participates in fuel facility arrangements operated through fuel facility corporations ("Fuel Facility Corporations"), along with other airlines that contract for fuel services at various major airports in Canada. The Fuel Facility Corporations operate on a cost recovery basis. The purpose of the Fuel Facility Corporations is to own and finance the system that distributes the fuel to the contracting airlines, including leasing the land rights under the land lease. The aggregate debt of the five Fuel Facility Corporations in Canada that have not been consolidated by Air Canada under AcG-15 was approximately $119 million as at December 31, 2007 ($108 million as at December 31, 2006), which is Air Canada's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. Air Canada's views this loss potential as remote. Each contracting airline participating in a Fuel Facility Corporation shares pro-rata, based on system usage, in the guarantee of this debt.

Indemnification Agreements

Air Canada enters into real estate leases or operating agreements, which grant a license to Air Canada to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for Air Canada, as the lessee, to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. Exceptionally, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, Air Canada typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing or leasing agreements, Air Canada typically indemnifies the financing parties, trustees acting on their behalf and other related parties and/or lessors against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. In addition, in aircraft financing or leasing transactions, including those structured as leveraged leases, Air Canada typically provides indemnities in respect of various tax consequences including in relation to the leased or financed aircraft, the use, possession, operation, maintenance, leasing, subleasing, repair, insurance, delivery, import, export of such aircraft, the lease or finance arrangements entered in connection therewith, changes of law and certain income, commodity and withholding tax consequences.

When Air Canada, as a customer, enters into technical service agreements with service providers, primarily service providers who operate an airline as their main business, Air Canada has from time to time agreed to indemnify the service provider against liabilities that arise from third party claims, whether or not these liabilities arise out of or relate to the negligence of the service provider, but excluding liabilities that arise from the service provider's gross negligence or willful misconduct.

Under its general by-laws, Air Canada has indemnification obligations to its directors and officers. Pursuant to such obligations, the Corporation indemnifies these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to Air Canada.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. Air Canada expects that it would be covered by insurance for most tort liabilities and certain related contractual indemnities described above.

12. DERIVATIVES AND FINANCIAL INSTRUMENTS

Air Canada manages its currency risk, interest rate risk and market risk through the use of various foreign exchange, interest rate and fuel derivative financial instruments.

Fuel Price Risk Management

To manage its exposure to jet fuel prices and minimize volatility in operating cash flows, Air Canada enters into derivative contracts with financial intermediaries. As at December 31, 2007, Air Canada had mainly collar options and swap structures in place to hedge a portion of its anticipated jet fuel requirement over the 2008, 2009 and 2010 periods. Air Canada uses derivative contracts on jet fuel and also on other crude oil-based commodities, such as heating oil and crude oil, due to the relative limited liquidity of jet fuel derivative instruments on a medium to long term horizon, since jet fuel is not traded on an organized futures exchange. Air Canada does not purchase or hold any derivative financial instruments for trading purposes.

As at December 31 2007, Air Canada had hedged 20% of its projected fuel requirement for 2008, 3% of its projected fuel requirement for 2009 and 2% of its fuel requirement for 2010. Since December 31, 2007, Air Canada has entered into new hedging positions, using swap and costless collar option structures, which have added 8% coverage to 2008, 3% coverage to 2009 and 1% coverage to 2010. 2008 is hedged at prices that can fluctuate between an average of US$101 to US$103 per barrel for jet-fuel based contracts, an average of US$94 to US$98 per barrel for heating oil-based contracts and an average of US$61 to US$68 per barrel for West Texas Intermediate (WTI) crude-oil based contracts.

Air Canada designates certain of its fuel derivatives as cash flow hedges and applies hedge accounting as prescribed under CICA section 3865, Hedges. Air Canada also holds certain fuel derivatives instruments that do not qualify for hedge accounting. Management believes that these derivatives constitute good economic hedges in managing Air Canada's exposure to jet fuel prices. These contracts, classified as economic hedges, are recorded at fair value at each balance sheet date and the change in fair value is recognized in non-operating income (expense) when it occurs.

Fuel derivative instruments designated under hedge accounting result in all period changes in the fair value of the hedging items that are considered effective being recorded in Accumulated Other Comprehensive Income ("AOCI") until the underlying jet fuel is consumed. Upon maturity of the hedging item, the effective gains and losses are recorded in fuel expense. The ineffective component of the change in fair value is recorded in non-operating income (expense). Air Canada is exposed to the risk that periodic changes in fair value will not be perfectly effective. As defined by Air Canada's fuel hedging policy, ineffectiveness results when the change in the derivative's fair value does not perfectly offset the change in the intrinsic value of the anticipated jet fuel purchase. The ineffective portion relating to the change in a derivative's intrinsic value is calculated by comparing it to the change in intrinsic value of a proxy perfect hedge based on Air Canada's jet fuel weighted average price. As Air Canada's current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives may be recorded as ineffective under the current policy.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices. Air Canada is unable to predict the amount of ineffectiveness that could be recorded for each period. This may result, and has resulted, in increased volatility in the accounting results of Air Canada but has no impact on the underlying cash flows.

The following information summarizes the financial statement impact of derivatives designated under fuel hedge accounting before the impact of tax:

- The fair value of outstanding fuel derivatives under hedge accounting at December 31, 2007 was $67 million in favour of Air Canada.
- The 2007 benefit to fuel expense for the year ended December 31, 2007 was $31 million.
- The non-operating income (expense) for the year ended December 31, 2007 was $12 million. The amount in non-operating income (expense) represents the ineffective portion of the fair value change in items under hedge accounting.
- The effective change in the fair value of derivatives recorded in OCI for the period was $110 million before tax expense of $28 million. OCI amounts for the year ended December 31, 2007 are presented net of this tax expense in Air Canada's consolidated statement of comprehensive income.
- The estimated net amount of existing gains and losses reported in AOCI that is expected to be reclassified to net income during 2008 is $68 million.

The following provides the changes in fair value of derivatives not designated under hedge accounting, but held as economic hedges before the impact of tax during the year ended December 31, 2007:

- The fair value of outstanding fuel derivatives not under hedge accounting at December 31, 2007 was $10 million in favour of Air Canada.
- The non-operating income for the year ended December 31, 2007 was $26 million. The amount in non-operating income (expense) represents the change in fair value of these contracts (realized and unrealized) since December 31 2006.

Foreign Exchange Risk Management

Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. As at December 31, 2007, Air Canada had entered into foreign currency forward contracts and option agreements on US$2.158 billion and EUR$18 million of future purchases in 2008 and 2009. The fair value of these foreign currency contracts as at December 31, 2007 was $124 million in favour of the counterparties (December 31, 2006 - $25 million in favour of Air Canada on US $503 million of future purchases in 2007). These derivative instruments have not been designated as hedges for accounting purposes. The unrealized loss has been recorded in foreign exchange gain (loss).

Air Canada has entered into currency swap agreements for 16 CRJ operating leases until lease terminations between 2007 and 2011. During 2007, five currency swaps were settled with a fair value of $10 million (which was equal to carrying value) (December 31, 2006 - $10 million in favour of the counterparties). Air Canada has 11 currency swap agreements remaining. These currency swaps with third parties have a nominal fair value in favour of Air Canada as at December 31, 2007 (December 31, 2006 — $3 million favour of Air Canada). The notional amount under these swaps is US$79 million as at December 31, 2007 (December 31, 2006 – US$88 million). These have not been designated as hedges for hedge accounting purposes.

Interest Rate Risk Management

Air Canada enters into forward interest rate agreements to manage the risks associated with interest rate movement on US dollar and Canadian dollar floating rate debt. During 2006, Air Canada entered into 19 interest rate swaps with a notional value of US$414 million to receive floating rates and pay a weighted average fixed rate of 5.81% for the debt to be arranged in relation to the financing of Embraer 190 aircraft between June 2006 and February 2008. The swaps have 15-year terms from the expected delivery date of the aircraft and their maturities range from June 2021 to December 2022. Air Canada has been settling the interest rate swaps upon delivery of the related aircraft. Air Canada did not apply hedge accounting to these derivative instruments. As at December 31, 2007, one contract remains outstanding with a fair value of $2 million in favour of the counterparty. (December 31, 2006 - $13 million in favour of the counterparty for 12 contracts outstanding). During 2007, 11 contracts were settled at a net loss of $10 million.

Air Canada has entered into two interest rate swap agreements with a term to January 2024 which convert lease payments related to two Boeing 767 aircraft leases consolidated under AcG-15 from fixed to floating rates. These have not been designated as hedges for accounting purposes. As at December 31, 2007, these two swaps have a fair value of $7 million in favour of Air Canada ($4 million in favour of Air Canada as at December 31, 2006). The notional amount under these two swaps is US$104 million as at December 31, 2007 (December 31, 2006 – US$112 million).

Statement of Consolidated Financial Position - Fair Values of Financial Instruments

The carrying amounts reported in the Corporation's consolidated statement of financial position for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.

The carrying amounts of foreign currency and interest rate swaps and fuel derivatives is equal to the fair value, which is based on the amount at which they could be settled based on estimated current market rates.

The following is a comparison of fair value versus carrying value of the Corporation's long-term debt and capital lease obligations, as at December 31, 2007, which was estimated using valuation techniques based on current market rates of interest for similar financial liabilities:

($ millions)	Carrying Value	Estimated Fair Value
Direct Corporation debt	$ 2,551	$ 2,611
Convertible Senior Notes	273	273
Debt consolidated under AcG-15	896	933
Capital lease obligations	972	1,127
	$ 4,692	$ 4,944

Concentration of Credit Risk

The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals, often through the use of major credit cards, through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards.

Asset-Backed Commercial Paper (ABCP)

Air Canada holds $37 million ($29 million net of a fair value adjustment) in a non-bank sponsored ABCP which has been recorded in deposits and other assets on the statement of financial position. These investments, which were scheduled to mature during Quarter 3 2007, were previously recorded in cash and cash equivalents and the transfer to deposits and other assets was reflected as an investing activity on Air Canada's consolidated statement of cash flows. An agreement in principle to restructure the ABCP investments was approved by the Pan-Canadian Committee for Third Party Structured ABCP ("Committee") on December 23, 2007. The approval of the restructuring, subject to a vote by all investors, is anticipated to occur by March 2008. Under the terms of the restructuring, all of the ABCP would be exchanged for longer term notes that will match the maturity of the underlying assets in the proposed structure. Air Canada is not accruing interest on these investments.

During 2007, Air Canada recorded a charge of $8 million ($5 million after tax) in non-operating income (expense). The charge is based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk adjusted discount rates. The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.

13. CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those that are most important to the portrayal of the Corporation's financial condition and results of operations. They require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ from those estimates under different assumptions or conditions.

The Corporation has identified the following areas that contain critical accounting estimates utilized in the preparation of its consolidated financial statements:

Passenger and Cargo Revenues

Air Canada passenger and cargo advance sales are deferred and included in current liabilities. Advance sales also include the proceeds from the sale of flight tickets to Aeroplan which provides loyalty program services to the Corporation and purchases seats from Air Canada under the Aeroplan CPSA. Passenger and cargo revenues are recognized when the transportation is provided, except for revenue on unlimited flight passes which is recognized on a straight-line basis over the period during which the travel pass is valid. Air Canada has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided.

Air Canada performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures, the complex nature of interline, and other commercial agreements used throughout the industry, historical experience over a period of many years, and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results that are different from estimates, however, these differences have historically not been material.

Employee Future Benefits

Air Canada maintains several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees, including those employees of Air Canada who are contractually assigned to ACTS Aero and Aeroplan. These employees are members of Air Canada's sponsored defined benefit pension plans and also participate in Air Canada's sponsored health, life and disability future benefit plans. Air Canada's audited consolidated financial statements for 2007 include all of the assets and liabilities of all sponsored plans of Air Canada. Employee benefits expense reflects a cost recovery which is charged to the related parties for those employees currently performing work for their benefit. The cost recovery includes current service costs for pensions along with their portion of post-employment and post-retirement benefits based on the actuarial calculation for their specific employee group. The cost recovery amounted to $40 million for the year ended December 31, 2007.

Management makes a number of assumptions in the calculation of both the accrued benefit obligation as well as the pension costs:

	December 31, 2007	December 31, 2006
Weighted average assumptions used to determine accrued benefit obligation		
Discount rate as at period-end	5.75 %	5.00 %
Rate of compensation increase (1)	2.50 %	2.50 %
Weighted average assumptions used to determine pension costs		
Discount rate as at period-end	5.00 %	5.00 %
Expected long-term rate of return on plan assets	7.15 %	7.50 %
Rate of compensation increase (2)	2.50 %	4.00 %

(1) As a result of the pay awards during 2006, a rate of compensation increase of 1.75% was used for the years 2007 and 2008 in determining the net benefit obligation for the pension plan and 2.5% for the remaining years.

(2) A rate of compensation increase of 2% in 2006 and 2% in 2007 was used in determining the net benefit pension expense.

Discount Rate

The discount rate used to determine the pension obligation was determined by reference to market interest rates on corporate bonds rated "AA" or better with cash flows that approximately match the timing and amount of expected benefit payments.

Expected Return on Assets Assumption

Air Canada's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Air Canada's management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by Air Canada, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Asset Allocation

The composition of the domestic registered plan assets and the target allocation consists of the following:

	November 30, 2007	November 30, 2006	Target allocation
Equity	58.9 %	59.1 %	59.0 %
Bonds and Mortgages	36.1 %	34.7 %	41.0 %
Short-term and Other	5.0 %	6.2 %	0.0 %
Total	**100.0 %**	**100.0 %**	**100.0 %**

Domestic Registered Plans

For the domestic registered plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund (Fund). The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

- Equity investments can include convertible securities and are required to be diversified among industries and economic sectors. Foreign equities can comprise 37% to 43% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.
- Bond and mortgage investments are oriented toward risk averse, long-term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 40% of the total return of the Scotia Capital Universe Bond Index and 60% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by Air Canada.

Best Estimate of Employer Contributions

Based upon an agreement between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the domestic registered plans, which agreement is subject to approval of the Office of the Superintendent of Financial Institutions (Canada) ("OSFI"), the actual 2006 and 2007 contributions were as follows:

($ millions)	2007 Contributions	2006 Contributions
Past service cost for registered pension plans	$ 134	$ 224
Current service cost for registered pension plans	160	140
Other pension arrangements [1]	84	83
Air Canada [2]	$ 378	$ 447
Jazz	4	8
Consolidated	$ 382	$ 455

(1) Includes retirement compensation arrangements, supplemental plans and international plans.

(2) Includes obligations relating to employees who have been assigned to related parties.

Jazz's employer contributions amounted to $8 million in 2006 and $4 million for the period up to May 24, 2007.

As previously discussed, Air Canada recovers costs relating to some employees who have been contractually assigned to ACTS Aero and Aeroplan. The cost recovery relating to Air Canada's sponsored defined pension plans amounted to $23 million for 2007 and $33 million for 2006. The cost recovery relating to Air Canada's sponsored future benefit plans amounted to $17 million for 2007 and $23 million for 2006.

Sensitivity Analysis

Sensitivity analysis on the 2007 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

Impact on 2007 pension expense (in $ millions)	0.25 percentage point	
	Decrease	Increase
Discount rate on obligation assumption	$ 12	$ (12)
Long-term rate of return on plan assets assumption	$ 27	$ (27)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 9.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007 (9.75% was assumed for 2006). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 million and the obligation by $16 million. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $1 million and the obligation by $16 million.

Income Taxes

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Corporation's tax assets and tax liabilities.

Future income tax assets are recognized to the extent that realization is considered more likely than not. The Corporation considers past results, current trends and outlooks for future years in assessing realization of income tax assets.

Cash Tax Projections

As at December 31, 2007, the Corporation has substantial tax attributes largely in the form of undepreciated capital cost and other tax attributes to shelter future taxable income. These tax attributes are expected to continue to increase over the next several years due to capital expenditures related to aircraft acquisitions. The Corporation does not forecast having any significant current taxes payable within the foreseeable future.

Impairment of Long-Lived Assets

Long-lived assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying value of long-lived assets, other than indefinite life intangibles, are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value of long-lived assets is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value and recorded in the period. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets. Assessing the fair value of intangible assets requires significant management estimates on future cash flows to be generated by the assets, including the estimated useful life of the assets.

Property and Equipment

Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments.

Property and equipment are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Property and equipment under capital leases and variable interest entities are depreciated to estimated residual values over the life of the lease. Air Canada's aircraft and flight equipment, including spare engines and related parts ("rotables"), are depreciated over 20 to 25 years, with 10 to 20% estimated residual values. Aircraft reconfiguration costs are amortized over three to five years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 40 to 50 years on a straight-line basis. An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or five years. Ground and other equipment is depreciated over three to 25 years.

Aircraft depreciable life is determined through economic analysis, a review of existing fleet plans and comparisons to other airlines operating similar fleet types. Residual values are estimated based on Air Canada's historical experience with regard to the sale of aircraft and spare parts, as well as forward-looking valuations prepared by independent third parties.

Intangible Assets

The identifiable intangible assets of the Corporation were recorded at their estimated fair values at September 30, 2004. Indefinite-life intangible assets are subject to impairment tests under Canadian GAAP on an annual basis or when events or circumstances indicate a potential impairment. If the carrying value of such assets exceeds the fair values, the assets are written down to fair value.

Fair value under Canadian GAAP is defined as "the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act". Assessing the fair value of intangible assets requires significant management estimates on future cash flows to be generated by the assets, including the estimated useful life of the assets.

14. RISK FACTORS

The risks described herein may not be the only risks faced by the Corporation. Other risks which the Corporation is not aware of or which the Corporation currently deems to be immaterial may surface and have a material adverse impact on the Corporation's business, results from operations and financial condition.

Risks Related to ACE

Reliance on Key Personnel

The success of ACE depends on the abilities, experience, industry knowledge and personal efforts of senior management of ACE. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of ACE. In addition, ACE may not be able to attract and retain additional qualified management as needed in the future.

Changes to the Canadian Federal Income Tax Treatment of Income Trusts

On October 31, 2006, the Minister of Finance (Canada) announced a "Tax Fairness Plan" which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed (the "SIFT Rules"). Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, Aeroplan Income Fund and Jazz Air Income Fund, as publicly traded income trusts, are considered SIFTs and will be subject to trust level taxation as of January 1, 2011, at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. This trust level taxation will reduce the amount of cash available for future distributions. Loss of the deferred application of the SIFT Rules until 2011 could have a material adverse effect on the value of ACE's interest in Aeroplan Income Fund and Jazz Air Income Fund.

Restrictions on Unitholders of Aeroplan Income Fund and Jazz Air Income Fund

The declaration of trust of each of Aeroplan Income Fund and Jazz Air Income Fund impose various restrictions on unitholders. Non-resident unitholders are prohibited from beneficially owning more than 49.9% of the units of each of Aeroplan Income Fund and Jazz Air Income Fund. These restrictions may limit (or inhibit the exercise of) the rights of certain unitholders, including non-residents of Canada and US persons, to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the units. As a result, these restrictions may limit the demand for units of Aeroplan Income Fund or Jazz Air Income Fund, as the case may be, from certain unitholders and thereby adversely affect the liquidity and market value of the units of Aeroplan Income Fund or Jazz Air Income Fund, as the case may be, which could have a material adverse effect on the value of ACE's interest in Aeroplan Income Fund and Jazz Air Income Fund.

Dependence upon Principal Investments

ACE is a holding company of various aviation interests and most of ACE's assets are its ownership interest in Air Canada, Aeroplan, Jazz and ACTS Aero. ACE's cash flows and ability to distribute earnings to its shareholders are dependent upon the ability of ACE to realize these investments and on the ability of these entities to pay dividends or distributions to ACE.

The ability of these entities to pay dividends or distributions will be dependent upon their operating performance and profitability, and will be subject to applicable laws and regulations and contractual restrictions that may be contained in the instruments governing any indebtedness of those entities. Each of these separate legal entities has no legal obligation to pay dividends or distributions to ACE.

Risks Related to Air Canada

Operating Results

In the past, Air Canada has sustained significant operating losses and may sustain significant losses in the future. On September 30, 2004, Air Canada and certain of its subsidiaries emerged from protection under the CCAA and implemented the Plan. For the three years ended December 31, 2003, Air Canada incurred operating losses before reorganization and restructuring items and non-recurring labour expenses of over $1.6 billion. For the nine-month period ended September 30, 2004, Air Canada realized operating income before reorganization and restructuring items of $120 million and, for the three-month period ended December 31, 2004, the Corporation incurred an operating loss of $59 million. For the years ended December 31, 2007, 2006 and 2005, the Corporation realized operating income of $495 million, $259 million and $318 million, respectively. Despite Air Canada's emergence from creditor protection under the CCAA, the resulting and ongoing business initiatives and efforts at cost reductions and its recent results, the Corporation may not be able to successfully achieve planned business initiatives and cost reductions, including those which seek to offset significant fuel and other expense increases or restore positive net profitability and may sustain significant losses in the future.

Leverage and Liquidity

Air Canada has, and is expected to continue to have, a significant amount of indebtedness, including substantial fixed obligations under aircraft leases and financings. Air Canada may incur additional debt, including secured debt, in the future. The amount of indebtedness that Air Canada currently has and which it may incur in the future could have a material adverse effect on Air Canada, for example, by (i) limiting Air Canada's ability to obtain additional financing , (ii) requiring Air Canada to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness and fixed cost obligations, thereby reducing the funds available for other purposes, (iii) making Air Canada more vulnerable to economic downturns, and (iv) limiting Air Canada's flexibility in planning for, or reacting to, competitive pressures or changes in its business environment.

The ability of Air Canada to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond Air Canada's control. In addition, as Air Canada incurs indebtedness which bears interest at fluctuating interest rates, to the extent these interest rates increase, its interest expense will increase. There can be no assurance that Air Canada will be able to generate sufficient cash from its operations to pay its debts and lease obligations.

Need for Additional Capital

Air Canada faces a number of challenges in its current business operations, including high fuel prices and increased competition from international, transborder and low-cost domestic carriers. In order to meet such challenges and to support Air Canada's business strategy, significant operating and capital expenditures are, and may in the future be, required. There can be no assurance that Air Canada will continue to be able to obtain on a timely basis sufficient funds on terms acceptable to Air Canada to provide adequate liquidity and to finance the operating and capital expenditures necessary to support its business strategy if cash flows from operations and cash on hand are insufficient.

Failure to generate additional funds, whether from operations or additional debt or equity financings, may require Air Canada to delay or abandon some or all of its anticipated expenditures or to modify its business strategy, which could have a material adverse effect on Air Canada's business, results from operations and financial condition. Furthermore, the ability of competitors to raise money more easily and on less onerous terms could create a competitive disadvantage for Air Canada.

In addition, Air Canada's credit ratings influence its ability to access capital markets. There can be no assurance that Air Canada's credit ratings will not be downgraded, which would add to Air Canada's borrowing and insurance costs, hamper its ability to attract capital and limit its ability to operate its business, all of which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Fuel Costs

Fuel costs constituted the largest percentage of the total operating costs of Air Canada in 2007. Fuel prices fluctuate widely depending on many factors including international market conditions, geopolitical events and the Canada/US dollar exchange rate. Air Canada cannot accurately predict fuel prices. During 2005, 2006 and 2007, fuel prices increased and fluctuated near or at historically high levels. Should fuel prices continue at, or continue to increase above, such high levels, fuel costs could have a material adverse effect on Air Canada's business, results from operations and financial condition. Due to the competitive nature of the airline industry, Air Canada may not be able to pass on increases in fuel prices to its customers by increasing its fares. Based on 2007 volumes, Management estimates that a US$1 per barrel movement in the average price of West Texas Intermediate crude oil would have resulted in an approximate Cdn$26 million change in 2007 fuel expense for Air Canada (excluding any impact of fuel surcharges, foreign exchange rates and fuel hedging), assuming flying capacity remained unchanged and that refining spreads between West Texas Intermediate crude oil and jet fuel as well as foreign exchange rates remained constant.

Labour Costs and Labour Relations

Labour costs constitute one of Air Canada's largest operating cost items. There can be no assurance that Air Canada will be able to maintain such costs at levels which do not negatively affect its business, results from operations and financial condition. There can be no assurance that future agreements with employees' unions or the outcome of arbitrations will be on terms consistent with Air Canada's expectations or comparable to agreements entered into by Air Canada's competitors. Any future agreements or outcome of negotiations, mediations or arbitrations including in relation to wages or other labour costs or work rules may result in increased labour costs or other charges which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Most of Air Canada's employees are unionized and long-term collective agreements were concluded in 2003 and 2004. No strikes or lock-outs may lawfully occur during the term of the collective agreements expiring in 2009. However, there can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in Air Canada's service or otherwise adversely affect the ability of Air Canada to conduct its operations, all of which could have a material adverse effect on its business, results from operations and financial condition.

If there is a labour disruption or work stoppage by any of the unionized work groups of Jazz, there could also likely be a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, labour conflicts at Air Canada's Star Alliance® partners could result in lower demand for connecting traffic with Air Canada and, ultimately, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Airport User Fees and Air Navigation Fees

With the privatization of airports and air navigation authorities over the last decade in Canada, new airport and air navigation authorities have imposed significant increases in their fees. If authorities in Canada or elsewhere continue to increase their fees at the rate at which they have increased them in the recent past, Air Canada's business, results from operations and financial condition could be materially adversely affected.

Competition

Air Canada operates within a highly competitive industry. Over the past few years, several carriers have entered or announced their intention to enter into the domestic, the US transborder and international markets in which Air Canada operates.

Canadian low-cost and other carriers have entered and/or expanded or announced their intention to compete in many of Air Canada's key domestic markets and, along with some US carriers have also entered and/or expanded their operations in the US transborder market. Some US carriers, having recently completed substantial reorganizations, have reduced levels of indebtedness and lower operating costs and may be in a position to more effectively compete with Air Canada. Air Canada is also facing increasing competition in international markets as carriers increase their international capacity, both by expansion and by shifting existing domestic capacity to international operations to avoid low-cost domestic competition.

If Canadian low-cost and other carriers are successful in entering or expanding into Air Canada's domestic and the US transborder markets, if additional US carriers are successful in entering Air Canada's transborder market or if carriers are successful in their expansion in international markets of Air Canada, Air Canada's business results from operations and financial condition could be materially adversely affected.

Air Canada also encounters substantial price competition. The expansion of low-cost carriers in recent years, along with the advent of Internet travel websites and other travel products distribution channels, has resulted in a substantial increase in discounted and promotional fares initiated by Air Canada's competitors. The decision to match competitors' fares, to maintain passenger traffic, results in reduced yields which, in turn, could have a material adverse effect on Air Canada's business, results from operations and financial condition. Furthermore, Air Canada's ability to reduce its fares in order to effectively compete with other carriers is dependent on Air Canada's ability to achieve acceptable operating margins and may also be limited by government policies to encourage competition.

In addition, consolidation in the airline industry could result in increased competition as some airlines emerging from such consolidations may be able to compete more effectively against Air Canada which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Limitations Due to Restrictive Covenants

Some of the financing and other major agreements of Air Canada contain restrictive covenants which affect and, in some cases, significantly limit or prohibit, among other things, the manner in which Air Canada may structure or operate its business, including by limiting Air Canada's ability to incur indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers or restructurings. In addition, certain financing arrangements require Air Canada to maintain financial ratios. Any future borrowings may also be subject to similar covenants which limit Air Canada's operating and financial flexibility, which could materially and adversely affect Air Canada's profitability.

A failure by Air Canada to comply with its contractual obligations (including restrictive covenants), or to pay its indebtedness and fixed costs could result in a variety of material adverse consequences, including the acceleration of its indebtedness, the withholding of credit card proceeds by the credit card service providers and the exercise of remedies by its creditors and lessors, and such defaults could trigger additional defaults under other indebtedness or agreements. In such a situation, it is unlikely that Air Canada would be able to repay the accelerated indebtedness or fulfill its obligations under certain contracts, make required aircraft lease payments or otherwise cover its fixed costs. Also, the lenders under the financing arrangements could foreclose upon all or substantially all of the assets of Air Canada which secure Air Canada's obligations.

Strategic, Business, Technology and Other Important Initiatives

In order to operate its business, achieve its goals and remain competitive, Air Canada continuously seeks to identify and devise, invest in and implement strategic, business, technology and other important initiatives, such as those relating to the aircraft fleet restructuring program, the aircraft refurbishment program, the new revenue model, the reservation and airport customer service initiative (which will also support the revenue model), the business process initiatives as well as other initiatives. These initiatives, including activities relating to their development and implementation, may be adversely impacted by a wide range of factors, many of which are beyond Air Canada's control. Such factors include the performance of third parties, including suppliers, the implementation and integration of such initiatives into Air Canada's other activities and processes as well as the adoption and acceptance of initiatives by Air Canada's customers, suppliers and personnel. A delay or failure to sufficiently and successfully identify and devise, invest in or implement these initiatives could adversely affect Air Canada's ability to operate its business, achieve its goals and remain competitive and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

For instance, a key component of Air Canada's business plan is the restructuring of its aircraft fleet, including the elimination and replacement of older, less efficient aircraft, the introduction of new regional jet aircraft, and the modernization of its international wide-body fleet through the acquisition of new and more efficient aircraft. A delay or failure in the completion of Air Canada's fleet restructuring, including a delay by the manufacturers in the delivery of wide-body aircraft, or an inability to remove, as planned, certain aircraft from the fleet in coordination with the planned entry into service of new aircraft, could adversely affect the implementation of Air Canada's business plan which may, in turn, have a material adverse effect on Air Canada's business, results from operations and financial condition.

Another important component of the Corporation's business plan is the replacement of its legacy systems for passenger reservation and airport customer service with a newly developed web-enabled system in order to support the rapid and efficient implementation of the Corporation's revenue model. A delay or failure in the implementation of the Corporation's new system could adversely affect the implementation of the Corporation's business plan which may, in turn, have a material adverse effect on the Corporation's business, results from operations and financial condition.

Dependence on Technology

Air Canada relies on technology, including computer and telecommunications equipment and software and Internet-based systems, to operate its business, increase its revenues and reduce its costs. These systems include those relating to Air Canada's telecommunications, websites, computerized airline reservations and airport customer services and flight operations.

These technology systems may be vulnerable to a variety of sources of failure, interruption or misuse, including by reason of third party suppliers' acts or omissions, natural disasters, terrorist attacks, telecommunications failures, power failures, computer viruses, unauthorized or fraudulent users, and other operational and security issues. While Air Canada continues to invest in initiatives, including security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any such technology systems failure could materially and adversely affect Air Canada's operations and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Key Supplies and Suppliers

Air Canada is dependent upon its ability to source, on favourable terms and costs, sufficient quantities of goods and services in a timely manner, including those required for Air Canada's operations such as fuel, aircraft and related parts and aircraft and engine maintenance services (including maintenance services obtained from ACTS Aero). In certain cases, such goods and services may only be available from a limited number of suppliers. Such failure, refusal or inability may arise as a result of a wide range of causes, many of which are beyond Air Canada's control. Any failure or inability of Air Canada to successfully source goods and services, including by reason of a failure, refusal or inability of a supplier, or to source goods and services on terms and pricing and within the timeframes acceptable to Air Canada, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Aeroplan

Through its relationship with Aeroplan, Air Canada is able to offer its customers who are Aeroplan members the opportunity to earn Aeroplan miles. Based on customer surveys, Management believes that rewarding customers with Aeroplan miles is a significant factor in customers' decision to travel with Air Canada and Jazz and contributes to building customer loyalty. The failure by Aeroplan to adequately fulfill its obligations towards Air Canada under the Aeroplan CPSA and in connection with the Aeroplan program, or other unexpected interruptions of Aeroplan services which are beyond Air Canada's control could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Jazz

Under the Jazz CPA, Jazz provides Air Canada's customers service in lower density markets and higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States and also provides valuable traffic feed to Air Canada's mainline routes. Air Canada reimburses Jazz, without mark-up, for certain pass-through costs incurred directly by Jazz, such as fuel, navigation, landing and terminal fees and certain other costs. Significant increases in such pass-through costs, the failure by Jazz to adequately fulfill its obligations towards Air Canada under the Jazz CPA, or other unexpected interruptions of Jazz's services which are beyond Air Canada's control could have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, the Jazz CPA requires that Jazz maintain a minimum fleet size and contains a minimum average daily utilization guarantee which requires that Air Canada make certain minimum payments to Jazz regardless of the revenue generated by Jazz.

Pension Plans

Canadian federal pension legislation requires that the funded status of registered pension plans be determined periodically, on both a going concern basis (essentially assuming indefinite plan continuation) and a solvency basis (essentially assuming immediate plan termination).

The solvency liability is influenced primarily by long-term interest rates and by the investment return on plan assets. The interest rate used to calculate benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to a larger unfunded solvency position.

In May 2004, Air Canada and the Office of the Superintendent of Financial Institutions agreed on a protocol pursuant to which the solvency funding requirements for Air Canada's registered pension plans provided for in the then existing regulations were amended retroactive to January 1, 2004. Air Canada is required to make substantial annual cash contributions, and the level of those contributions will increase in the event of poor pension fund investment performance and/or further declines in long-term Government of Canada bond rates. See "Management's Discussion and Analysis — Critical Accounting Estimates — Employee Future Benefits — Sensitivity Analysis". Underfunded pension plans or a failure or inability by Air Canada to make required cash contributions to its registered pension plans could have a material adverse effect on Air Canada's business, results from operations and financial condition. Refer to section 9.4 of this MD&A for information on Air Canada's projected pension funding obligations.

Star Alliance®

The strategic and commercial arrangements with Star Alliance® members provide Air Canada with important benefits, including code sharing, efficient connections and transfers, reciprocal participation in frequent flyer programs and use of airport lounges from the other members. Should a key member leave Star Alliance® or otherwise fail to meet its obligations thereunder, Air Canada's business, results from operations and financial condition could be materially adversely affected.

Interruptions or Disruptions in Service
Air Canada's business is significantly dependent upon its ability to operate without interruption at a number of hub airports, including Toronto Pearson Airport. Delays or disruptions in service, including those due to security or other incidents, weather conditions, labour conflicts with airport workers, baggage handlers, air traffic controllers and other workers not employed by Air Canada or other causes beyond the control of Air Canada could have a material adverse impact on Air Canada's business, results from operations and financial condition.

Foreign Exchange
Air Canada's financial results are sensitive to the changing value of the Canadian dollar. In particular, Air Canada has a significant annual net outflow of US dollars and is affected by fluctuations in the Canada/US dollar exchange rate. Management estimates that during 2007, a $0.01 increase in the Canada/US dollar exchange rate (i.e., $0.99 to $0.98 per US dollar) would have had an estimated $25 million favourable impact on operating income and an estimated $72 million favourable impact on pre-tax income. Conversely, an opposite change in the exchange rate would have had the opposite effect. Air Canada incurs significant expenses in US dollars for such items as fuel, aircraft rental charges, interest payments, debt servicing and computerized reservations system fees, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the US dollar would increase the costs of Air Canada relative to its US competitors and could have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, Air Canada may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Current Legal Proceedings
The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada, a number of whom, including Air Canada, have received a statement of objections from the European Commission that sets out the European Commission's preliminary assessment in relation to such matter. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating with these investigations, which are likely to lead to proceedings against Air Canada and a number of airlines and other cargo operators in certain jurisdictions. Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. Management has determined that it is not possible at this time to predict with any degree of certainty the outcome of these proceedings, but these proceedings may result in a material liability to Air Canada.

In February 2006, Jazz commenced proceedings before the Ontario Superior Court of Justice against Porter Airlines Inc. ("Porter") and other defendants (collectively the "Porter Defendants") after Jazz became aware that it would be excluded from operating flights from Toronto City Centre (Island) Airport (the "TCCA"). On October 26, 2007, the Porter Defendants counter-claimed against Jazz and Air Canada alleging various violations of competition law, including that Jazz and Air Canada's commercial relationship contravenes Canadian competition laws, and claiming $850 million in damages. Concurrently with the Ontario Superior Court of Justice proceedings, Jazz commenced judicial review proceedings against the Toronto Port Authority ("TPA") before the Federal Court of Canada relating to Jazz's access to the TCCA. The Porter Defendants were granted intervener and party status in these proceedings. In January of 2008, Porter filed a defence and counterclaim against Jazz and Air Canada making allegations and seeking conclusions similar to those in the Ontario Superior Court counterclaim. Management views Porter's counterclaims in both jurisdictions as being without merit.

In October 2006, ACPA commenced proceedings before the Ontario Superior Court of Justice against Air Canada, ACE and certain members of the board of directors of Air Canada alleging that certain past and future actions are oppressive to it. A variety of remedies were sought against the parties including an injunction to impose, among other things, limits on corporate distributions including those contemplated under the ACE plan of arrangement which became effective on October 10, 2006. Following a hearing in December, 2006, Mr. Justice Cumming of the Ontario Superior Court of Justice dismissed ACPA's application for an injunction and granted Respondents' Cross-motion to dismiss ACPA's claim. ACPA has not appealed the dismissal of the injunction application but has appealed the order dismissing its claim and the appeal is scheduled to be heard by the Ontario Court of Appeal in March 2008. Management is of the view that the ACPA claim is without merit.

The Canadian Union of Public Employees ("CUPE"), which represents Air Canada's flight attendants, has a complaint before the Canadian Human Rights Commission where it alleges gender-based wage discrimination. CUPE claims the predominantly female flight attendant group should be paid the same as the predominantly male pilot and mechanics groups because their work is of equal value. The complaint dates from 1991 but has not been investigated on the merits because of a legal dispute over whether the three groups work in the same "establishment" within the meaning of the Canadian Human Rights Act. On January 26, 2006, the Supreme Court of Canada ruled that they do work in the same "establishment" and sent the case back to the Canadian Human Rights Commission, which may now proceed to assess the merits of CUPE's complaint. On March 16, 2007, the Canadian Human Rights Commission referred the complaint against Air Canada for investigation. Air Canada considers that any investigation will show that it is complying with the equal pay provisions of the Canadian Human Rights Act; however, management has determined that it is not possible at this time to predict with any degree of certainty the final outcome of the Commission's investigation.

On January 10, 2008, a decision was rendered by the Canadian Transportation Agency (Decision No. 6-AT-A-2008) following an application pursuant to subsection 172(1) of the Canada Transportation Act, S.C., 1996, c. 10, as amended, against Air Canada and other air carriers and parties concerning the fares and charges to be paid by persons with disabilities who require additional seating to accommodate their disabilities to travel by air on domestic air services. Management has determined that it is not possible at this time to predict with any degree of certainty the outcome of any proceedings which may be taken on appeal of the CTA decision or the final effects thereof.

Key Personnel

Air Canada is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plan. If Air Canada were to experience a substantial turnover in its leadership or other key employees, Air Canada's business, results from operations and financial condition could be materially adversely affected. Additionally, Air Canada may be unable to attract and retain additional qualified key personnel as needed in the future.

Risks Relating to the Airline Industry

Economic and Geopolitical Conditions

Airline operating results are sensitive to economic and geopolitical conditions which can have a significant impact on the demand for air transportation. Airline fares and passenger demand have fluctuated significantly in the past and may fluctuate significantly in the future. Air Canada is not able to predict with certainty market conditions and the fares that Air Canada may be able to charge. Customer expectations can change rapidly and the demand for lower fares may limit revenue opportunities. Travel, especially leisure travel, is a discretionary consumer expense. A downturn in economic growth in North America, as well as geopolitical instability in various areas of the world, increased concerns about the environmental impacts of air travel and tendencies towards "green" travel initiatives where consumers reduce their travel activities, could have the effect of reducing demand for air travel in Canada and abroad and, together with the other factors discussed herein, could materially adversely impact Air Canada's profitability. Especially in light of Air Canada's substantial fixed cost structure, any prolonged or significant weakness of the Canadian, US or world economies could reduce the demand for air transportation which in turn could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Airline Industry Characterized by Low Gross Profit Margins and High Fixed Costs

The airline industry is characterized by low gross profit margins and high fixed costs. The costs of operating any particular flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could have a significant effect on Air Canada's operating and financial results. This condition has been exacerbated by aggressive pricing by low-cost carriers, which has had the effect of driving down fares in general. Accordingly, a shortfall from expected revenue levels could have a material adverse effect on Air Canada's business, results from operations and financial condition. Air Canada incurs substantial fixed costs which do not meaningfully fluctuate with overall capacity. As a result, should Air Canada be required to reduce its overall capacity or the number of flights operated, it may not be able to successfully reduce certain fixed costs in the short term and may be required to incur important termination or other restructuring costs, which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Terrorist Attacks and Security Measures

The September 11, 2001 terrorist attacks and subsequent terrorist activity, notably in the Middle East, Southeast Asia and Europe, caused uncertainty in the minds of the traveling public. The occurrence of a major terrorist attack (whether domestic or international and whether involving Air Canada or another carrier or no carrier at all) and increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage and current or proposed passenger identification document requirements, could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's flights. It could also lead to a substantial increase in insurance, airport security and other costs. Any resulting reduction in passenger revenues and/or increases in insurance, security or other costs could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Epidemic Diseases (Severe Acute Respiratory Syndrome (SARS), Influenza or Other Epidemic Diseases)

As a result of the international outbreaks of Severe Acute Respiratory Syndrome (SARS) in 2003, the World Health Organization (the "WHO") issued on April 23, 2003 a travel advisory, which was subsequently lifted on April 30, 2003, against non-essential travel to Toronto, Canada. The seven day WHO travel advisory relating to Toronto, the location of Air Canada's primary hub, and the international SARS outbreak had a significant adverse effect on passenger demand for air travel in Air Canada's markets and resulted in a major negative impact on traffic on the entire network. The WHO warns that there is a substantial risk of an influenza pandemic within the next few years. An outbreak of SARS or of another epidemic disease such as influenza (whether domestic or international) or a further WHO travel advisory (whether relating to Canadian cities or regions or other cities, regions or countries) could have a material adverse effect on passenger demand for air travel. Any resulting reduction in traffic in the markets served by Air Canada could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Casualty Losses

Due to the nature of its core operating business, Air Canada may be subject to liability claims arising out of accidents or disasters involving aircraft on which Air Canada's customers are traveling or involving aircraft of other carriers maintained or repaired by Air Canada, including claims for serious personal injury or death. There can be no assurance that Air Canada's insurance coverage will be sufficient to cover one or more large claims and any shortfall may be material. Additionally, any accident or disaster involving one of Air Canada's aircraft or an aircraft of another carrier receiving line maintenance services from Air Canada may significantly harm Air Canada's reputation for safety, which would have a material adverse effect on Air Canada's business, results from operations and financial condition.

Seasonal Nature of the Business, Other Factors and Prior Performance

Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the preference of a high number of leisure travelers to travel during the spring and summer months. Air Canada has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short term.

As described elsewhere, demand for air travel is also affected by factors such as economic conditions, war or the threat of war or terrorist attacks, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

The airline industry is subject to extensive Canadian and foreign government regulations relating to, among other things, security, safety, licensing, competition, noise levels and the environment and, in some measure, pricing. Additional laws and regulations may be proposed, and decisions rendered, from time to time which could impose additional requirements or restrictions on airline operations. The implementation of additional regulations or decisions by Transport Canada, the Competition Bureau and/or the Competition Tribunal, the Canadian Transportation Agency or other domestic or foreign governmental entities may have a material adverse effect on Air Canada's business, results from operations and financial condition. Air Canada cannot give any assurances that new regulations or revisions to the existing legislation, or decisions, will not be adopted or rendered. The adoption of such new laws and regulations or revisions, or the rendering of such decisions, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

The availability of international routes to Canadian air carriers is regulated by agreements between Canada and foreign governments. Changes in Canadian or foreign government aviation policy could result in the alteration or termination of these agreements and could adversely affect Air Canada's international operations.

In July 2000, the Government of Canada amended the CTA, the Competition Act and the Air Canada Public Participation Act to address the competitive airline environment in Canada and ensure protection for consumers. This legislation included airline-specific provisions concerning "abuse of dominance" under the Competition Act, later supplemented by creating "administrative monetary penalties" for a breach of the abuse of dominance provisions by a dominant domestic air carrier.

In July 2003, the Competition Tribunal released its reasons and findings in a proceeding between the Commissioner of Canada and Air Canada which had considered the approach to be taken in determining whether Air Canada was operating below "avoidable costs" in violation of one of the new airline-specific abuse of dominance provisions. The Competition Tribunal applied a very broadly crafted cost test in its decision. In September 2004, the Commissioner of Competition published a letter describing the enforcement approach that would be taken in future cases involving the airline-specific abuse of dominance provisions, which included a statement that the Tribunal's approach to avoidable costs remains relevant.

On November 2, 2004, the Minister of Industry tabled amendments to the Competition Act in Bill C-19 which, if enacted, would have removed the airline-specific "abuse of dominance" provisions from the Competition Act. However, on November 29, 2005, the 38th Parliament of Canada was dissolved. As a result, the legislative process relating to the adoption of Bill C-19 was terminated. On October 16, 2007, private Bill C-454 containing provisions to remove the airline-specific "abuse of dominance" provisions from the Competition Act, was tabled for first reading in the House of Commons. Management cannot predict if or when such proposed legislation will come into force.

If the Commissioner of Competition commences inquiries or brings similar applications with respect to significant competitive domestic routes and such applications are successful, it could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Air Canada is subject to domestic and foreign laws regarding privacy of passenger and employee data, including advance passenger information and access to airline reservation systems, which are not consistent in all countries in which Air Canada operates. Compliance with these regulatory regimes is expected to result in additional operating costs and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Increased Insurance Costs

Since September 11, 2001 the aviation insurance industry has been continually reevaluating the terrorism risks that it covers and this activity may adversely affect some of Air Canada's existing insurance carriers or Air Canada's ability to obtain future insurance coverage. To the extent that Air Canada's existing insurance carriers are unable or unwilling to provide it with insurance coverage, and in the absence of measures by the Government of Canada to provide the required coverage, Air Canada's insurance costs may increase further and may result in Air Canada being in breach of regulatory requirements or contractual arrangements requiring that specific insurance be maintained, which may have a material adverse effect on Air Canada's business, results from operations and financial condition.

Third Party War Risk Insurance

There is a risk that the Government of Canada may not continue to provide an indemnity for third party war risk liability coverage, which it currently provides to Air Canada and certain other carriers in Canada. In the event that the Government of Canada does not continue to provide such indemnity or amends such indemnity, Air Canada and other industry participants would have to turn to the commercial insurance market to seek such coverage. Air Canada estimates that such coverage would cost Air Canada approximately $15 million per year. Alternative solutions, such as those envisioned by the International Civil Aviation Organization ("ICAO") and the International Air Transport Association ("IATA"), have not developed as planned, due to actions taken by other countries and the recent availability of supplemental insurance products. ICAO and IATA are continuing their efforts in this area, however, the achievement of a global solution is not likely in the immediate or near future. The US federal government has set up its own facility to provide war risk coverage to US carriers, thus removing itself as a key component of any global plan.

Furthermore, the London aviation insurance market has introduced a new standard war and terrorism exclusion clause which is applicable to aircraft hull and spares war risk insurance, and intends to introduce similar exclusions to airline passenger and third party liability policies. Such clause excludes claims caused by the hostile use of a dirty bomb, electromagnetic pulse device, or biochemical materials. The Government of Canada indemnity program is designed to address these types of issues as they arise, but the Government of Canada has not yet decided to extend the existing indemnity to cover this exclusion. Unless and until the Government of Canada does so, the loss of coverage exposes Air Canada to this new uninsured risk and may result in Air Canada being in breach of certain regulatory requirements or contractual arrangements, which may have a material adverse effect on Air Canada's business, results from operations and financial condition.

Risks Related to Aeroplan and Jazz

<u>Risks Related to Aeroplan</u>
The following is a list of the key risk factors related to Aeroplan based on Aeroplan's most recent public disclosure filings:

- Dependency on top three partners
- Reduction in activity usage and accumulation of Aeroplan Miles
- Greater than expected redemptions for rewards
- Labour relations
- Technological disruptions and inability to use third party software
- Leverage and restrictive covenants in current and future indebtedness
- Economic downturn
- Cash distributions are not guaranteed and will fluctuate with the business performance
- Restrictions on certain unitholders and liquidity of units

<u>Risks Related to Jazz</u>
The following is a list of the key risk factors related to Jazz based on Jazz's most recent public disclosure filings:

- Dependence on Air Canada
- Termination of the Jazz CPA
- Labour costs and labour relations
- Impact of competition on Air Canada's need to utilize Jazz's services
- Impact of increased competition in the regional airline industry on Jazz's growth opportunities
- Cash distributions are not guaranteed and will fluctuate with the business performance
- Restrictions on certain unitholders and liquidity of units

15. SENSITIVITY OF RESULTS

The Corporation's financial results are subject to many different internal and external factors which can have a significant impact on operating results. In order to provide a general guideline, the following table describes, on an indicative basis, the financial impact that changes in operating metrics would generally have had on Air Canada's operating results. These guidelines were derived from Air Canada's 2007 levels of activity. The impacts are not additive and do not reflect the interdependent relationship of the elements and may vary significantly from actual results due to factors beyond the control of Air Canada. Conversely, an opposite change in the sensitivity factor would have had the opposite effect on operating income.

($ millions) Key Variable	2007 Measure		Sensitivity factor	Favourable / (Unfavourable) Estimated Operating Income Impact
Revenue Measures				
Passenger yield (cents)	System	18.4	1% increase in yield	$ 89
	Canada	24.3		$ 38
Traffic (RPMs) (millions)	System	50,629	1% increase in traffic	$ 81
	Canada	16,284		$ 34
Passenger load factor	System	80.6	1 percentage point increase	$ 101
RASM (cents)	System	14.8	1% increase in RASM	$ 85
Cost Measures				
Labour and benefits expenses ($ millions)		1,920	1% increase	$ (19)
Fuel – WTI price (US$/barrel)[1]		69.9	US$1/barrel increase to WTI	$ (26)
Fuel – jet fuel price (Cdn cents/litre)[1]		66.3	1% increase	$ (26)
Cost per ASM (cents)		16.3	1% increase in CASM	$ (102)

(1) Excludes the impact of fuel surcharges and fuel hedging.

($ millions) Key Variable	2007 Measure	Sensitivity Factor	Favourable / (Unfavourable) Estimated Operating Income Impact	Estimated Pre-Tax Income Impact[1]
Currency Exchange				
Cdn$ to US$	1US$ = Cdn$ 0.99	1 cent increase (e.g. $0.99 to $0.98)	$ 25	$ 72

(1) Excludes the impact of foreign exchange forward contracts and currency swaps.

16. QUARTERLY FINANCIAL INFORMATION

The table below describes the Corporation's quarterly financial results for the eight most recent quarters. ACE's results reflect the consolidation of Aeroplan's operations only up to March 14, 2007, the consolidation of Jazz's operations only up to May 24, 2007 and ACTS' operations only up to October 16, 2007. After those dates, ACE's investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method. The equity income from ACE's investment in Aeroplan, Jazz and ACTS Aero is recorded in non-operating income (expense) on ACE's consolidated statement of operations.

($ millions, except per share amounts)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007[2]	Q2 2007[3]	Q3 2007	Q4 2007[4]
Operating revenues	$ 2,484	$ 2,682	$ 2,947	$ 2,544	$ 2,625	$ 2,659	$ 3,022	$ 2,520
Special charge for Aeroplan miles[1]	-	-	(102)	-	-	-	-	-
Operating revenues	**2,484**	**2,682**	**2,845**	**2,544**	**2,625**	**2,659**	**3,022**	**2,520**
Operating expenses	(2,546)	(2,501)	(2,642)	(2,471)	(2,654)	(2,563)	(2,682)	(2,474)
Operating income (loss)[5]	**(62)**	**181**	**203**	**73**	**(29)**	**96**	**340**	**46**
Total non-operating income (expense), non-controlling interest, foreign exchange gain (loss) and income tax[6]	180	55	(100)	(122)	(43)	22	(116)	1,082
Net income (loss)	**$ 118**	**$ 236**	**$ 103**	**$ (49)**	**$ (72)**	**$ 118**	**$ 224**	**$ 1,128**
Earnings (loss)								
Per share – basic	**$ 1.15**	**$ 2.32**	**$ 1.01**	**$ (0.48)**	**$ (0.70)**	**$ 1.14**	**$ 2.17**	**$ 10.81**
Per share – diluted	**$ 1.12**	**$ 2.05**	**$ 0.95**	**$ (0.48)**	**$ (0.70)**	**$ 0.98**	**$ 1.84**	**$ 8.88**

(1) Quarter 3 2006 includes a special charge of $102 million in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles.

(2) ACE ceased consolidating Aeroplan's results effective March 14, 2007.

(3) ACE ceased consolidating Jazz's results effective May 24, 2007.

(4) ACE ceased consolidating ACTS' results effective October 16, 2007.

(5) Quarter 1 2006 includes a special charge for labour restructuring of $33 million. Quarter 4 2006 includes a $8 million reduction to the special charge for labour due to the favourable impact of attrition and other factors which reduced the cost of achieving the target to $25 million. Quarter 1 2007 and Quarter 2 2007 include special charges for labour restructuring of $9 million and $6 million, respectively.

(6) Quarter 1 2006 includes a dilution gain of $220 million and a tax provision of $10 million as a result of the initial public offering of Jazz Air Income Fund. Quarter 2 2006 includes a gain of $100 million and a tax provision of $17 million relating to the sale of 3.25 million shares of its holdings in US Airways. Quarter 3 2006 includes a gain of $52 million and a tax provision of $9 million relating to the sale of 1.25 million shares of its holdings in US Airways. Quarter 4 2006 includes a dilution gain of $25 million and a tax expense of $4 million related to the Air Canada initial public offering. Quarter 2 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.249 million shares of its holdings in US Airways. Quarter 3 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.251 million shares of its holdings in US Airways. Quarter 4 2007 includes an aggregate gain on disposal of $1,339 million and a tax provision of $214 million mainly comprised of a gain on disposal of $565 million and a tax provision of $82 million related to the monetization of ACTS which was completed on October 16, 2007, a gain on disposal of $539 million and a tax provision of $91 million related to the secondary offering of 22,000,000 trust units of Aeroplan Income Fund and a gain on disposal of $233 million and a tax provision of $41 million related to the secondary offering of 35,500,000 trust units of Jazz Air Income Fund.

Seasonality

The demand for services experienced within the segments of the Corporation varies over the calendar year. Air Canada and Jazz have historically experienced greater demand in the second and third quarters as a result of the high number of leisure travelers with the preference to travel during the spring and summer months. Both Air Canada and Jazz have substantial fixed costs in their structures that do not fluctuate with passenger demand and load factors. ACTS (up to October 16, 2007) has experienced lower activity in the third quarter as the high demand for travel during the summer months results in airlines scheduling their maintenance service outside of that peak travel period.

17. SELECTED ANNUAL INFORMATION

The following table provides selected annual information for ACE for the years 2007, 2006 and 2005. ACE's 2007 results reflect the consolidation of Aeroplan's operations only up to March 14, 2007, the consolidation of Jazz's operations only up to May 24, 2007 and the consolidation of ACTS' operations only up to October 16, 2007. After those dates, ACE's investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method. The equity income from ACE's investment in Aeroplan, Jazz and ACTS is recorded in non-operating income (expense) on ACE's consolidated statement of operations.

($ millions, except per share figures)	2007[1]	2006	2005
Operating revenues	$ 10,826	$ 10,657	$ 9,830
Special charge for Aeroplan miles [2]	-	(102)	-
Operating revenues	**$ 10,826**	**$ 10,555**	**$ 9,830**
Operating expenses [3]	(10,373)	(10,160)	(9,375)
Operating income	**$ 453**	**$ 395**	**$ 455**
Total non-operating income (expense), non-controlling interest, foreign exchange gain (loss) and income tax	945	13	(194)
Net income (loss)	**$ 1,398**	**$ 408**	**$ 261**
EBITDAR [4]	**$ 1,358**	**$ 1,412**	**$ 1,354**
EBITDAR excluding special charges [4]	**$ 1,373**	**$ 1,539**	**$ 1,354**
Earning (loss) per share			
- Basic	**$ 13.51**	**$ 4.01**	**$ 2.66**
- Diluted	**$ 11.44**	**$ 3.80**	**$ 2.48**
Cash, cash equivalents and short-term investments	**$ 3,139**	**$ 3,178**	**$ 2,181**
Total assets	**$ 13,771**	**$ 13,441**	**$ 11,847**
Total long-term liabilities [5]	**$ 5,357**	**$ 4,775**	**$ 4,402**

(1) The results and financial position of Aeroplan, Jazz and ACTS are not consolidated with ACE effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively. Since those dates, ACE is accounting for its investments in Aeroplan, Jazz and ACTS under the equity method.

(2) 2006 includes a special charge of $102 million in connection with Air Canada's obligation for the redemption of pre-2002 Aeroplan miles.

(3) 2006 includes a special charge for labour restructuring of $25 million. 2007 includes special charges for labour restructuring of $15 million.

(4) Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR to operating income (loss) and EBITDAR excluding special charges to operating income (loss).

(5) Total long-term liabilities include long-term debt (including current portion) and capital leases, convertible preferred shares and other long-term liabilities.

18. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Corporation, with the participation of the Corporation's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and the rules of the Canadian Securities Administrators ("CSA")). Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Corporation's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports that it files or submits under the U.S. Exchange Act and Canadian securities laws is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission and CSA, and (ii) accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a – 15(f) under the U.S. Exchange Act). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of Management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material affect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as at December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control Integrated Framework and has concluded that ACE's internal control over financial reporting is effective. Management has not identified any material weaknesses.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report.

Changes in Internal Control over Financial Reporting

There were no changes to the Corporation's internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, except for remediation of the material weakness in the Corporations' internal control over financial reporting as at December 31, 2006 with respect to accounting for income taxes.

19. SUBSEQUENT EVENTS

Substantial Issuer Bid

On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion in accordance with the terms of ACE's Substantial Issuer Bid dated December 6, 2007. No convertible preferred shares of ACE were deposited on an as converted basis under the bid.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's Convertible Notes was adjusted from 37.6879 to 39.0341 Class A variable voting shares or Class B voting shares per $1,000 principal amount of convertible notes. The adjustment is effective January 11, 2008 and has been determined in accordance with the terms of the indenture governing the Convertible Notes.

ACTS

On January 14, 2008, ACE received the full balance of $40 million in cash proceeds from funds held in escrow on closing of the monetization of ACTS in October 2007.

Disposal of Jazz Air Income Fund Units

On January 24, 2008, ACE sold a total of 13,000,000 units of Jazz Air Income Fund to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership at a price of $7.45 per unit representing total net proceeds to ACE of approximately $96.85 million. ACE now holds approximately 9.5% of the issued and outstanding units of Jazz Air Income Fund.

Cash Position

Following the completion of these transactions, ACE's unconsolidated cash, cash equivalents and short-term investments (excluding Air Canada) amounted to $538 million on January 31, 2008.

20. NON-GAAP FINANCIAL MEASURES

EBITDAR/EBITDA

EBITDAR (earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent, depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For businesses without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR and EBITDA are reconciled to operating income (loss) as follows:

($ millions)	Quarter 4 2007	Quarter 4 2006	Quarter 4 $ Change	Year 2007	Year 2006	Year $ Change
Air Canada						
GAAP operating income (loss)	$ 72	$ (5)	$ 77	$ 433	$ 114	$ 319
Add back:						
Aircraft rent	62	83	(21)	282	341	(59)
Depreciation, amortization and obsolescence	140	135	5	548	493	55
EBITDAR	**$ 274**	**$ 213**	**$ 61**	**$ 1,263**	**$ 948**	**$ 315**
Add back:						
Special charge for Aeroplan miles	-	-	-	-	102	(102)
Special charge for labour restructuring	-	(8)	8	-	20	(20)
EBITDAR excluding special charges	**$ 274**	**$ 205**	**$ 69**	**$ 1,263**	**$ 1,070**	**$ 193**
Aeroplan[1]						
GAAP operating income	$ -	$ 37	$ (37)	$ 40	$ 140	$ (100)
Add back:						
Depreciation, amortization and obsolescence	-	3	(3)	3	14	(11)
EBITDA	**$ -**	**$ 40**	**$ (40)**	**$ 43**	**$ 154**	**$ (111)**
Jazz[1]						
GAAP operating income	$ -	$ 33	$ (33)	$ 62	$ 144	$ (82)
Add back:						
Aircraft rent	-	34	(34)	57	134	(77)
Depreciation, amortization and obsolescence	-	5	(5)	9	21	(12)
EBITDAR	**$ -**	**$ 72**	**$ (72)**	**$ 128**	**$ 299**	**$ (171)**

(1) The information above reflects Aeroplan's results from January 1 to March 13, 2007 and Jazz's results from January 1 to May 23, 2007. ACE ceased consolidating Aeroplan's and Jazz's results effective March 14, 2007 and May 24, 2007.

($ millions)	Quarter 4 2007	Quarter 4 2006	Quarter 4 $ Change	Year 2007	Year 2006	Year $ Change
ACTS[1]						
GAAP operating income (loss)	$ 3	$ 12	$ (9)	$ 20	$ (2)	$ 22
Add back:						
Depreciation, amortization and obsolescence	1	8	(7)	31	31	-
EBITDA	**$ 4**	**$ 20**	**$ (16)**	**$ 51**	**$ 29**	**$ 22**
Add back:						
Special charge for labour restructuring	-	-	-	15	5	10
EBITDA excluding special charges	**$ 4**	**$ 20**	**$ (16)**	**$ 66**	**$ 34**	**$ 32**
ACE Consolidated[2]						
GAAP operating income	$ 46	$ 73	$ (27)	$ 453	$ 395	$ 58
Add back:						
Aircraft rent	62	107	(45)	323	441	(118)
Depreciation, amortization and obsolescence	140	157	(17)	582	576	6
EBITDAR	**$ 248**	**$ 337**	**$ (89)**	**$ 1,358**	**$ 1,412**	**$ (54)**
Add back:						
Special charge for Aeroplan miles	-	-	-	-	102	(102)
Special charge for labour restructuring	-	(8)	8	15	25	(10)
EBITDAR excluding special charges	**$ 248**	**$ 329**	**$ (81)**	**$ 1,373**	**$ 1,539**	**$ (166)**

(1) The information above reflects ACTS' results from January 1 to October 15, 2007. ACE ceased consolidating ACTS' results effective October 16, 2007.

(2) The information above reflects Aeroplan's results from January 1 to March 13, 2007, Jazz's results from January 1 to May 23, 2007 and ACTS' results from January 1 to October 15, 2007. ACE ceased consolidating Aeroplan's, Jazz's and ACTS' results effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively.

Operating Income (Loss) excluding Special Charges

ACE uses operating income (loss) excluding the special charges for Aeroplan miles and labour restructuring to assess the operating performance of its ongoing business without the effects of these special charges. These items are excluded from ACE financial results and from Air Canada and ACTS results as they could potentially distort the analysis of trends in business performance. The special charge for Aeroplan miles was for the full and final settlement between the parties in connection with Air Canada's obligation for the redemption of pre-2002 Aeroplan miles. The special charge for labour restructuring in 2006 was for the total cost of the 20% non-unionized workforce reduction plan announced in February 2006. The special charge for labour restructuring in 2007 was for the cost of the workforce reduction resulting from the termination of a third party heavy maintenance contract.

The following measure is not a recognized measure for financial statement presentation under Canadian GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

Operating income (loss) excluding special charges for labour restructuring is reconciled to operating income as follows:

	Quarter 4			Year		
($ millions)	2007	2006	$ Change	2007	2006	$ Change
Air Canada						
GAAP operating income (loss)	72	$ (5)	$ 77	$ 433	$ 114	$ 319
Add back:						
Special charge for Aeroplan miles	-	-	-	-	102	(102)
Special charge for labour restructuring	-	(8)	8	-	20	(20)
Operating income (loss), excluding special charges	**$ 72**	**$ (13)**	**$ 85**	**$ 433**	**$ 236**	**$ 197**
ACTS[1]						
GAAP operating income (loss)	$ 3	$ 12	$ (9)	$ 20	$ (2)	$ 22
Add back:						
Special charge for labour restructuring	-	-	-	15	5	10
Operating income (loss), excluding special charges	**$ 3**	**$ 12**	**$ (9)**	**$ 35**	**$ 3**	**$ 32**
ACE[2]						
GAAP operating income	$ 46	$ 73	$ (27)	$ 453	$ 395	$ 58
Add back:						
Special charge for Aeroplan miles	-	-	-	-	102	(102)
Special charge for labour restructuring	-	(8)	8	15	25	(10)
Operating income, excluding special charges	**$ 46**	**$ 65**	**$ (19)**	**$ 468**	**$ 522**	**$ (54)**

(1) The information above reflects ACTS' results from January 1 to October 15, 2007. ACE ceased consolidating ACTS' results effective October 16, 2007.

(2) The information above reflects Aeroplan's results from January 1 to March 13, 2007, Jazz's results from January 1 to May 23, 2007 and ACTS' results from January 1 2007 to October 15, 2007. ACE ceased consolidating Aeroplan's, Jazz's and ACTS' results effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively.

21. GLOSSARY OF TERMS

Available Seat Miles or ASMs — A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

CASM — Operating expense per ASM;

EBITDA — EBITDA is earnings before interest, taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

EBITDAR — EBITDAR is earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent and is a non-GAAP financial measure;

Passenger Load Factor — A measure of passenger capacity utilization derived by expressing Revenue Passenger Miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM — Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs — A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Yield — Average passenger revenue per RPM.

MANAGEMENT'S REPORT

The consolidated financial statements have been prepared by management. Management is responsible for the fair presentation in the consolidated financial statements of financial position, statement of operations, statements of changes in shareholders' equity, and statements of comprehensive income and cash flows in conformity with generally accepted accounting principles. Management is responsible for the selection of accounting policies and making significant accounting judgements and estimates. Management is also responsible for all other financial information included in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting which includes those policies and procedures that provide reasonable assurance as to the completeness, fairness and accuracy of the consolidated financial statements and other financial information.

The Audit, Finance and Risk Committee reviews the quality and integrity of the Corporation's financial reporting and recommends approval to the Board of Directors; oversees management's responsibilities as to the adequacy of the supporting systems of internal controls; provides oversight of the independence, qualifications and appointment of the external auditor; and, pre-approves audit and audit-related fees and expenses. The Board of Directors approves the Corporation's consolidated financial statements, management's discussion and analysis and annual report disclosures prior to their release. The Audit, Finance and Risk Committee meets with management, the internal auditors and external auditors at least four times each year to review and discuss financial reporting issues and disclosures, auditing and other matters.

The external auditors, PricewaterhouseCoopers LLP, conduct an independent integrated audit of the consolidated financial statements and internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and express their opinion thereon. Those standards require that the audit is planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. The external auditors have unlimited access to the Audit, Finance and Risk Committee and meet with the Committee on a regular basis.

Brian Dunne
Executive Vice President and
Chief Financial Officer

Robert A. Milton
Chairman, President and
Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ACE AVIATION HOLDINGS INC.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of ACE Aviation Holdings Inc. (the "Corporation") as at December 31, 2007 and December 31, 2006. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated statements of financial position of ACE Aviation Holdings Inc. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations, statements of changes in shareholders'equity, statements of comprehensive income and cash flows for each of the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Corporation's financial statements as at December 31, 2007 and December 31, 2006 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Corporation adopted new accounting standards related to financial instruments.

Internal control over financial reporting

We have also audited ACE Aviation Holdings Inc.'s internal control over financial reporting as at December 31, 2007 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing in "Management's report on internal control over financial reporting" in Section 18 of the Corporation's Management's Discussion and Analysis. Our responsibility is to express an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exits, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
Montreal, Canada
February 7, 2008

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31 (Canadian dollars in millions except per share figures)		2007*	2006
Operating revenues			
Passenger		$ 9,344	$ 8,969
Cargo		548	625
Other		934	1,063
		10,826	10,657
Special charge for Aeroplan Miles	Note 4	-	(102)
		10,826	10,555
Operating expenses			
Wages, salaries and benefits		2,383	2,553
Aircraft fuel		2,553	2,546
Aircraft rent		323	441
Airport and navigation fees		1,021	983
Aircraft maintenance, materials and supplies		515	471
Communications and information technology		281	289
Food, beverages and supplies		318	335
Depreciation, amortization and obsolescence		582	576
Commissions		201	236
Capacity purchase with Jazz	Note 22	537	-
Special charge for labour restructuring	Note 14	15	25
Other		1,644	1,705
		10,373	10,160
Operating income		**453**	**395**
Non-operating income (expense)			
Interest income		126	120
Interest expense		(420)	(378)
Interest capitalized		108	61
Gain on disposal of assets	Note 1	1,366	393
Gain (loss) on financial instruments recorded at fair value	Note 20	26	(18)
Equity investment income	Note 1	71	-
Other		(12)	4
		1,265	182
Income before the following items		**1,718**	**577**
Non-controlling interest		(157)	(72)
Foreign exchange gain		313	12
Provision for income taxes	Note 12		
Current		(15)	(7)
Future		(461)	(102)
Income for the year		**$ 1,398**	**$ 408**
Earnings per share	Note 17		
Basic		$ 13.51	$ 4.01
Diluted		$ 11.44	$ 3.80

*Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31 (Canadian dollars in millions)		2007*	2006
ASSETS			
Current			
Cash and cash equivalents	Note 2P	$ 2,300	$ 1,854
Short-term investments	Note 2Q	839	1,324
		3,139	3,178
Restricted cash	Note 2R	124	109
Accounts receivable	Note 22	793	729
Spare parts, materials and supplies		112	307
Prepaid expenses and other current assets		253	127
Future income taxes	Note 12	200	584
		4,621	5,034
Property and equipment	Note 7	7,925	5,989
Deferred charges	Note 8	51	116
Intangible assets	Note 9	647	1,643
Deposits and other assets	Note 10	527	323
Future income taxes	Note 12	-	336
		$ 13,771	$ 13,441
LIABILITIES			
Current			
Accounts payable and accrued liabilities	Note 22	$ 1,266	$ 1,547
Advance ticket sales		1,245	832
Current portion of Aeroplan Miles obligation	Note 4	55	58
Current portion of Aeroplan deferred revenues	Note 4	-	799
Current portion of long-term debt and capital leases	Note 11	686	367
Current taxes payable	Note 12	-	345
		3,252	3,948
Long-term debt and capital leases	Note 11	4,006	3,759
Convertible preferred shares	Note 16	182	166
Future income taxes	Note 12	50	136
Pension and other benefit liabilities	Note 13	1,824	1,876
Aeroplan deferred revenues	Note 4	-	801
Other long-term liabilities	Note 14	483	483
		9,797	11,169
Non-controlling interest		757	695
SHAREHOLDERS' EQUITY			
Share capital and other equity	Note 16	450	742
Contributed surplus		504	25
Retained earnings		2,209	810
Accumulated other comprehensive income	Note 2M	54	-
		3,217	1,577
		$ 13,771	$ 13,441

* Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1)

The accompanying notes are an integral part of the consolidated financial statements. Commitments (Note 19); Contingencies, Guarantees and Indemnities (Note 21)

On behalf of the Board of Directors:

Signed
Robert A. Milton
Chairman, President and Chief Executive Officer

Signed
David I. Richardson
Chair of the Audit, Finance and Risk Committee

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the year ended December 31 (Canadian dollars in millions)		**2007**	**2006**
Share capital			
Common shares, beginning of year		$ 2,188	$ 2,231
Distributions of Aeroplan units	Note 4	(306)	(59)
Distributions of Jazz units	Note 5	(70)	-
Issue of shares through stock options exercised		86	16
Common shares, end of year		1,898	2,188
Adjustment to shareholders' equity, beginning of year		(1,655)	(1,655)
Total share capital		243	533
Other equity			
Convertible preferred shares		117	117
Convertible notes		90	92
Total share capital and other equity		450	742
Contributed surplus			
Balance, beginning of year		25	19
Fair value of stock options issued to Corporation employees recognized as compensation expense	Note 15	25	13
Fair value of exercised stock options to share captital		(29)	(7)
Aeroplan negative investment	Note 4	483	-
Total contributed surplus		504	25
Retained earnings			
Balance, beginning of year		810	402
Cumulative effect of adopting new accounting policies	Note 2M	5	-
Repair schemes and Non-comptete agreement	Note 22	(4)	-
		811	402
Net income for the year		1,398	408
		2,209	810
Accumulated other comprehensive income	Note 16		
Balance, beginning of year		-	-
Cumulative effect of adopting new accounting policies	Note 16	(7)	-
Other comprehensive income		61	-
Total accumulated other comprehensive income		54	-
Total retained earnings and accumulated other comprehensive income		2,263	810
Total shareholders' equity		$ 3,217	$ 1,577

*Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31 (Canadian dollars in millions)		**2007***	**2006**
Comprehensive income			
Net income for the year		$ 1,398	$ 408
Other comprehensive income, net of taxes:			
Net change in unrealized loss on US Airways securities	Note 10	(13)	-
Reclassification of realized gains on US Airways securities to income	Note 10	(6)	-
Net change in unrealized gains on fuel derivatives under hedge accounting (net of taxes of $29)	Note 20	88	-
Reclassification of net realized (gains) losses on fuel derivatives to income (net of tax of $1)	Note 20	(6)	-
Unrealized loss on translation of self-sustaining operation (net of nil tax)		(9)	-
Proportional reclassification of adjustment from foreign currency translation to income related to the disposal of ACTS (net of nil tax)		7	-
		61	-
Total comprehensive income		**$ 1,459**	**$ 408**

*Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW

For the year ended December 31 (Canadian dollars in millions)		2007*	2006
Cash flows from (used for)			
Operating			
Net income for the year		$ 1,398	$ 408
Adjustments to reconcile to net cash from operations			
Depreciation, amortization and obsolescence		582	576
Gain on disposal of assets	Note 1	(1,366)	(393)
Foreign exchange (gain) loss		(387)	6
Future income taxes		461	102
Excess of employee future benefit funding over expense		(205)	(228)
Increase (decrease) in Aeroplan miles obligation		(79)	34
Non-controlling interest		146	52
Special charge for Aeroplan miles		-	102
Aircraft lease payments (in excess of) rent expense		(14)	(16)
Capitalized interest		(108)	(61)
Other		29	65
Changes in non-cash working capital balances		72	85
		529	**732**
Financing			
Issue of common shares		56	8
Issue of Air Canada shares	Note 3	-	187
Issue of Jazz units	Note 5	-	218
Aircraft and facility related borrowings	Note 11	1,914	397
Credit facility borrowings – Jazz	Note 11	-	113
Distributions paid to non-controlling interest		(25)	(51)
Reduction of long-term debt and capital lease obligations		(504)	(278)
Other		(38)	(3)
		1,403	**591**
Investing			
Short-term investments		83	(708)
Proceeds from sale of Air Canada shares	Note 3	-	304
Proceeds from sale of Aeroplan units	Note 4	463	-
Proceeds from sale of Jazz units	Note 5	263	14
Proceeds from sale of ACTS to ACE	Note 6	723	-
Proceeds from sale of ACTS to Air Canada	Note 6	65	-
Proceeds from sale of US Airways		16	232
Proceeds from sale of other assets	Note 7	90	40
Additions to capital assets		(2,622)	(920)
Deconsolidation of Aeroplan cash	Note 4	(231)	-
Deconsolidation of Jazz cash	Note 5	(138)	-
Deconsolidation of ACTS cash	Note 6	(7)	-
Acquisition of Aeroman, net of cash	Note 6	(53)	-
Funding of ACTS Aero letter of credit	Note 22	(101)	-
Other		(37)	4
		(1,486)	**(1,034)**
Increase in cash and cash equivalents		**446**	**289**
Cash and cash equivalents, beginning of year		1,854	1,565
Cash and cash equivalents, end of year		**$ 2,300**	**$ 1,854**
Cash payments of interest		$ 281	$ 272
Cash payments of income taxes		$ 13	$ 1

* Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

Cash and cash equivalents exclude Short-term investments of $839 as at December 31, 2007 ($1,324 as at December 31, 2006).

The accompanying notes are an integral part of the consolidated financial statements.

For the Year Ended December 31, 2007 (Currencies in millions – Canadian dollars)

1. NATURE OF OPERATIONS

ACE Aviation Holdings Inc. ("ACE") which was incorporated on June 29, 2004, is a holding company of various aviation interests. Reference to the "Corporation" in the following notes to the consolidated financial statements refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE's aviation interests, or ACE itself.

During 2007 ACE had the following reportable segments: Air Canada, Aeroplan Limited Partnership ("Aeroplan") up to March 14, 2007, Jazz Air LP ("Jazz") up to May 24, 2007, ACTS LP ("ACTS") up to October 16, 2007, and Corporate Items and Eliminations ("CIE").

As at December 31, 2007, ACE holds:

- a 75.0% direct ownership interest in Air Canada;
- a 20.1% indirect ownership interest in Aeroplan through its holding of Aeroplan Income Fund ("AIF") units;
- a 20.1% indirect ownership interest in Jazz through its holdings of Jazz Air Income Fund ("JAIF") units. As detailed in Note 24, subsequent to December 31, 2007 ACE reduced its ownership in Jazz to 9.5%; and
- a 23.0% direct interest in Aero Technical Support & Services Holdings ("ACTS Aero"), which is the corporation that owns and operates the business following the monetization of ACTS (Note 6).

The demand for services experienced within the segments of the Corporation varies over the calendar year. The Air Canada segment and Jazz segment (up to May 24, 2007) have historically experienced greater demand in the second and third quarters as a result of the high number of leisure travelers with the preference to travel during the spring and summer months. Both segments have substantial fixed costs in their structures that do not fluctuate with passenger demand and load factors. The ACTS segment (up to October 16, 2007) has experienced lower activity in Quarter 3 as the high demand for travel during the summer months results in airlines scheduling their maintenance service outside of that peak travel period.

The notes to the consolidated financial statements describe various transactions completed in 2007 and 2006 related to the disposition of ACE's holdings of its aviation interests. The transactions include the initial public offerings and secondary offerings of Air Canada, Aeroplan and Jazz; the monetization of ACTS; the disposal of shareholdings in US Airways and distributions to ACE shareholders by way of return of capital of AIF and JAIF units. In addition a share buyback by way of substantial issuer bid was completed on January 10, 2008, and a sale of Jazz units was completed on January 24, 2008 (refer to Note 24).

Gains on disposal realized in 2007 and 2006 as a result of transactions involving the disposition, by way of sale, of various aviation interests were as follows:

		2007	2006
Air Canada initial public offering	Note 3	$ -	$ 25
Aeroplan secondary offering	Note 4	539	-
Jazz initial public offering	Note 5	-	220
Jazz secondary offering	Note 5	233	-
ACTS monetization	Note 6	565	-
US Airways	Note 10	8	152
Gain on disposal of aviation interests		1,345	397
Other gains (losses)		21	(4)
Gain on disposal of assets		$ 1,366	$ 393

ACE realized a gain of $190 as a result of the initial public offering of Aeroplan in 2005.

These consolidated financial statements are expressed in millions of Canadian dollars and are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada on a going concern basis.

Air Canada

Air Canada includes the Corporation's principal passenger and cargo transportation services business operated by Air Canada and related ancillary services.

These services are provided through Air Canada, AC Cargo Limited Partnership ("Air Canada Cargo"), ACGHS Limited Partnership ("Air Canada Ground Handling Services" or "ACGHS"), and Touram Limited Partnership ("Air Canada Vacations").

Air Canada is Canada's largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada - US transborder market and in the international market to and from Canada. Certain of the scheduled passenger services offered on domestic and US transborder routes are provided by Jazz through the capacity purchase agreement between Air Canada and Jazz (the "Jazz CPA"). Through Air Canada's global route network, virtually every major market throughout the world is served either directly or through the Star Alliance network. Air Canada is a founding member of the Star Alliance network which is the world's largest airline alliance group.

Air Canada and Air Canada Cargo provide air cargo services on domestic, US transborder and international flights. Air Canada Cargo is a major domestic air cargo carrier and uses the entire cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada offers cargo services on its international flights and currently uses one chartered all freighter aircraft to supplement Canada-Europe services.

Air Canada Ground Handling Services provides passenger handling services to Air Canada, Jazz and other airlines with a primary focus on Canadian stations. Services covered include passenger check-in, gate management, baggage and cargo handling and processing, cabin cleaning, de-icing as well as aircraft ramp services.

Touram Limited Partnership ("Air Canada Vacations" or "ACV") is one of Canada's leading tour operators. Based in Montreal and Toronto, Air Canada Vacations is a 100% subsidiary of Air Canada and operates its business in the outgoing leisure travel market (Caribbean, Mexico, Europe, South America and USA) through developing, marketing and distributing vacation travel packages and services through a network of independent travel agencies in Canada as well as ACV's website, aircanadavacations.com.

Aeroplan

Aeroplan is Canada's premier loyalty marketing program. Aeroplan provides its commercial partners, including Air Canada, with loyalty marketing services designed to stimulate demand for such partners' products and services.

As a result of the distribution of Aeroplan Income Fund units on March 14, 2007, ACE no longer consolidates the results of operations and assets and liabilities and cash flows of Aeroplan. ACE's remaining investment in Aeroplan is accounted for using the equity method (Note 4).

Jazz

Jazz is the largest regional airline and second largest airline in Canada, after Air Canada, based on fleet size and number of routes operated. Jazz provides service to Air Canada's customers in lower density markets and in higher density markets at off-peak times throughout Canada and to certain destinations in the United States under a capacity purchase agreement between Air Canada and Jazz that came into effect September 30, 2004 (the "Initial Jazz CPA"), which was amended and restated effective January 1, 2006 (the "Jazz CPA"). Under the Jazz CPA, Jazz focuses on flight operations and customer service and Air Canada is responsible for scheduling, marketing, pricing and related commercial activities of the regional operations. Under the Jazz CPA, Air Canada records expenses based upon fees relating to flight operations performed, passengers carried and other items covered by the agreement.

Prior to the distribution of units on May 24, 2007 Air Canada consolidated Jazz under ACG-15 Consolidation of Variable Interest Entities (AcG 15). As a result of the Corporation's distribution of units of Jazz Air Income Fund on May 24, 2007, ACE's ownership interest in Jazz Air Income Fund was reduced from 58.8% to 49.0%. Prior to the distribution ACE exchanged its remaining units of Jazz for JAIF units and Jazz Air Income Fund holds all of the outstanding units of Jazz. Effective May 24, 2007 Jazz Air Income Fund was deemed to be the primary beneficiary of Jazz under AcG-15 Consolidation of Variable Interest Entities, and accordingly it consolidates Jazz from that date. Prior to May 24, 2007 inter-company transactions were eliminated in these consolidated financial statements.

These consolidated financial statements include the consolidation of Jazz operations up to the date of the May 24, 2007 distribution and from that date ACE's investment in Jazz is accounted for using the equity method (Note 5).

ACTS

ACTS was a full service aircraft maintenance, repair and overhaul organization and competes on a global basis.

On October 16, 2007 ACE sold substantially all of the assets and liabilities of ACTS to ACTS Aero for cash and equity (Note 6). Following the redemption of the exchangeable share issued to a party related to Grupo Taca and the establishment of an initial ACTS Long Term Incentive Plan ("LTIP"), ACE holds a 23% equity interest in ACTS Aero which purchased the assets and conducts the business previously operated by ACTS.

These consolidated financial statements include the consolidation of ACTS operations up to October 16, 2007. From that date ACE's investment in ACTS Aero is accounted for using the equity method (Note 6)

Additional financial information on ACE operating segments is outlined in Note 18, Segment Information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF VALUATION

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), ACE adopted fresh start reporting on September 30, 2004. As a result of the financial reorganization under CCAA, the assets and liabilities of the consolidated entity, excluding goodwill, were comprehensively revalued to fair values. A revaluation adjustment of $3,395 was recorded as a credit to share capital.

B) PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Corporation and its aviation interests described in Note 1, with adjustments for non-controlling interests. The consolidated financial statements of the Corporation include the accounts of variable interest entities for which the Corporation is the primary beneficiary. All inter-company balances and transactions are eliminated.

C) USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

D) PASSENGER AND CARGO REVENUES

Airline passenger and cargo advance sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided, except for revenue on unlimited flight passes which is recognized on a straight-line basis over the period during which the travel pass is valid. Air Canada has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided. As described further under Aeroplan Loyalty Program, the estimated fair value of Aeroplan Miles earned through qualifying air travel is deferred at the time the qualifying air travel is provided. Deferred revenues from the issue of Miles ("Miles") to customers, including Miles sold to loyalty program partners are recorded as passenger revenues when the transportation is provided. Redemptions for non-passenger services are included in other revenues.

Air Canada performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results that are different from estimates; however these differences have historically not been material.

E) CAPACITY PURCHASE AGREEMENTS – JAZZ AND TIER III CARRIERS

Air Canada has capacity purchase agreements with certain unaffiliated regional carriers, which are referred to as Tier III carriers, operating aircraft of 18 seats or less. Air Canada also has a capacity purchase agreement with Jazz, a related party to the Corporation (refer to Note 22 for additional information). Under these agreements, Air Canada is responsible for the marketing, ticketing and commercial arrangements relating to these flights and records the revenue it earns under passenger revenue. Operating expenses under capacity purchase agreements include the capacity purchase fees and pass-through costs, which are non-marked-up costs charged to the Corporation, which include fuel, airport and user fees and other; these expenses are recorded in the applicable category within the operating expenses.

For the year ended December 31, 2007, passenger revenues under capacity purchase agreements with Tier III carriers amounted to $71 ($68 - 2006). Refer to Note 22 for related party transaction amounts with Jazz.

F) AEROPLAN LOYALTY PROGRAM

Miles that were earned by members through transportation services provided by Air Canada and the transportation services were treated as multiple elements. Miles were recorded at fair values with the residual allocated to transportation services. The proceeds from the sale of Miles to loyalty program commercial partners were deferred.

Revenues from Miles issued to members were recognized at the time the Miles were redeemed except for breakage as noted below. Miles redeemed for travel on Air Canada and Jazz were included in Passenger revenue and Miles redeemed for other than travel were included in Other revenues.

Based on historical experience and current program policies the Corporation estimated the percentage of Miles that are not expected to be redeemed, defined as breakage. Breakage was estimated by the Corporation based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affected members' redemption practices. The estimated breakage factor was 17%. Changes in the breakage factor were accounted for as follows: in the period of change, the deferred revenue balance was adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to Other revenues; and for subsequent periods, the revised estimate was used. The amount allocated to breakage was recognized in Other revenues on a straight line basis over a period of 30 months, which was the estimated average life of a Mile.

On March 14, 2007 the Corporation deconsolidated Aeroplan therefore the current portion of Aeroplan loyalty program deferred revenues is $nil (2006 – $799). Up until the date of deconsolidation the balance was based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities was carried in Aeroplan deferred revenues.

G) OTHER REVENUES

Other revenue includes revenues from the sale of the ground portion of vacation packages, ground handling services and other airline related services. Vacation package revenue is recognized as services are provided over the period of the vacation. Other airline related service revenues are recognized as the products are sold to passengers or the services are provided.

Other revenue also includes revenue related to the lease or sublease of aircraft to third parties. Lease or sublease revenues are recognized on a straight line basis over the term of the lease or sublease.

Other revenue includes certain loyalty program revenues, as described above, as well as revenues from maintenance services and other airline related services.

Revenues and costs relating to airframe maintenance services, engine and component maintenance services are deferred and only recognized once the work has been completed. Certain maintenance contracts are referred to as power by the hour whereby the customer makes payments based on their aircraft utilization. Customer receipts under a power by the hour contract are deferred in current liabilities and recognized as revenues as maintenance services are performed.

Other airline related service revenues are recognized as services are provided.

H) EMPLOYEE FUTURE BENEFITS

The cost of pensions, other post-retirement and post-employment benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

A market-related valuation method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under the selected method, the differences between investment returns during a given year and the expected investment returns are amortized on a straight line basis over 4 years.

Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. This period does not exceed the average remaining service period of such employees up to the full eligibility date. The average remaining service life of active employees (or average remaining life expectancy of former members for the plan with no active members) is between 7 and 16 years for pension plans and between 10 and 11 years for post retirement and post employment benefit plans.

Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets at the beginning of the year are amortized over the remaining service period of active employees.

Some of Air Canada's employees perform work for related parties. These employees are members of Air Canada's sponsored defined benefit pension plans and also participate in Air Canada's health, life and disability future benefit plans. These consolidated financial statements include all of the assets and liabilities of all sponsored plans of the Corporation. Pension expenses are recorded net of costs recovered from related parties pertaining to employees assigned by Air Canada to the related parties based on an agreed upon formula. The cost recovery reduces Air Canada's benefit cost with an offset to related party receivables.

I) EMPLOYEE PROFIT SHARING PLAN

The Corporation has employee profit sharing plans. Payments are calculated annually on full calendar year results and recorded throughout the year as a charge to salary and wage expense based on the estimated annual payment under the plan.

J) STOCK-BASED COMPENSATION PLANS

Certain employees of the Corporation, for the relevant periods, participate in the ACE, Air Canada, Aeroplan, Jazz and ACTS stock based compensation plans, as described in Note 15.

The fair value of stock options or units granted to Corporation employees is recognized as compensation expense and a credit to contributed surplus on a straight line basis over the applicable vesting period. For a stock option or unit award attributable to an employee who is eligible to retire at the grant date, the fair value of the stock option or unit award is expensed on the grant date. For a stock option or unit award attributable to an employee who will become eligible to retire during the vesting period, the fair value of the stock option or unit award is recognized over the period from the grant date to the date the employee becomes eligible to retire. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. Refer to Note 15 for a discussion of the accelerated vesting of ACE stock options.

ACE, Air Canada, Aeroplan and Jazz also maintain employee share and unit purchase plans for shares and units. Under these plans, contributions by the Corporation's employees are matched to a specific percentage by the Corporation. These contributions are included in salaries, wages and benefits expense (Note 15).

K) MAINTENANCE AND REPAIRS

Maintenance and repair costs for both leased and owned aircraft, including line maintenance, component overhaul and repair, and maintenance checks, are charged to operating expenses as incurred, with the exception of maintenance and repair costs related to return conditions on short-term aircraft leases, which are accrued over the term of the lease. Line maintenance consists of routine daily and weekly scheduled maintenance inspections and checks, overhaul and repair involves the inspection or replacements of major parts, and maintenance checks consist of more complex inspections and servicing of the aircraft.

L) OTHER OPERATING EXPENSES

Included in other operating expenses are expenses related to building rent and maintenance, terminal handling, professional fees and services, crew meals and hotels, advertising and promotion, insurance costs, credit card fees, Aeroplan Miles redeemed for other than travel, ground costs for Air Canada Vacations packages, and other expenses. Expenses are recognized as incurred.

M) FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

Under the Corporation's risk management policy derivative financial instruments are used only for risk management purposes and not for generating trading profits.

On January 1, 2007, the Corporation adopted CICA accounting handbook section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation, section 3865, Hedges, section 1530, Comprehensive Income, and section 3251, Equity.

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statement of financial position when the Corporation becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is "trading" in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. For financial instruments classified as other than held-for-trading transaction costs are added to the initial fair value of the related financial instrument. Transaction costs related to the revolving line of credit which are not drawn are deferred and amortized straight line over the term of the credit facility.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income (expense). Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income ("OCI"), as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the consolidated statement of financial position at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair values of derivative instruments are recognized in non-operating income (expense) with the exception of foreign exchange risk management contracts and derivatives designated as effective cash flow hedges, as further described below.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees, the inception fair value of the obligation relating to the guarantee is recognized and amortized over the term of the guarantee. It is the Corporation's policy to not re-measure the fair value of the financial guarantee unless it qualifies as a derivative.

The Corporation has implemented the following classifications:

- Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded through net income.
- Aircraft related deposits are classified as held-to-maturity investments and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.
- Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.
- Accounts payable, credit facilities, bank loans and the financial liability component of convertible notes and convertible preferred shares are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

Changes in the fair value of foreign currency forward contracts, option agreements and currency swap agreements used for foreign exchange risk management but not designated as hedges for accounting purposes, are recorded in foreign exchange gain (loss). These contracts are included in the consolidated statement of financial position at fair value in Prepaid expenses and other current assets, Deposits and other assets, Accounts payable and accrued liabilities, or Other long-term liabilities as appropriate.

The Corporation from time to time enters into interest rate swaps to manage the risks associated with interest rate movement on US and Canadian floating rate debt, including anticipated debt transactions. Changes in the fair value of these swap agreements, which are not designated as hedges for accounting purposes, are recognized in income in Other non-operating income. These contracts are included in the consolidated statement of financial position at fair value in Prepaid expenses and other current assets, Deposits and other assets, Accounts payable and accrued liabilities, or Other long-term liabilities as appropriate.

<u>Fuel Derivatives Under Hedge Accounting</u>
The Corporation has designated certain of its fuel derivatives as cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in non-operating income (expense). Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in Accumulated OCI ("AOCI") are recorded in fuel expense. The derivatives are recorded on the consolidated statement of financial position in Prepaid expenses and other current assets, Deposits and other assets, Accounts payable and accrued liabilities, or Other long-term liabilities as appropriate.

Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item. The amounts previously recognized in AOCI are reclassified to fuel expense during the periods when the derivative matures. If the derivative is sold prior to its maturity, the amounts previously recognized in AOCI are reclassified to non-operating income (expense). Air Canada does not have a practice of selling fuel derivatives prior to maturity. Refer to Note 20.

Comprehensive Income

OCI represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive income, but excluded from net income. Period changes in the fair value of the effective portion of cash flow hedging instruments are recorded in OCI. Commencing in Quarter 1 2007, interim consolidated financial statements include the consolidated statement of comprehensive income; items affecting OCI are recorded prospectively commencing from January 1, 2007, including the transition adjustments. Cumulative changes in OCI are included in AOCI, which is presented as a new category within Shareholders' equity on the consolidated statement of financial position. OCI and AOCI are presented net of tax.

Impact Upon Adoption of CICA accounting handbook sections 3855, 3861, 3865, 1530, and 3251

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of CICA Sections 3855, *Financial Instruments – Recognition and Measurement*, 3861, *Financial Instruments – Disclosure and Presentation*, section 3865 – *Hedges*, section 1530, *Comprehensive Income*, and 3251 – *Equity*.

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening Retained earnings of the Corporation as at January 1, 2007. Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at that date.

For the Corporation's fuel-hedging relationship classified as a cash flow hedge, which qualifies for hedge accounting under the new standard, the effective portion of any gain or loss on the hedging instruments was recognized in AOCI and the cumulative ineffective portion was included in the opening Retained earnings of the Corporation as at January 1, 2007.

Upon adoption the Corporation recorded the following adjustments to the Consolidated statement of financial position:

	Increase (decrease)
Deposits and other assets	$ 23
Future income taxes ($6, net of valuation allowance $6)	-
Deferred charges	(29)
Intangible Assets	(3)
Accounts payable and accrued liabilities	19
Long-term debt and capital leases	(30)
Non-controlling interest	4
Retained earnings, net of nil tax	5
Accumulated other comprehensive income (loss), net of tax of $4	(7)

Convertible and Other Debt Instruments with Embedded Derivatives

EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications. The Corporation has adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855. There is no financial statement impact as a result of the adoption of this standard.

N) FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated statement of financial position. Non-monetary assets, non-monetary liabilities, revenues and expenses arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect, which are based on averages for the month. Adjustments to the Canadian dollar equivalent of foreign denominated monetary assets and liabilities due to the impact of exchange rate changes are classified on the consolidated statement of operations as a foreign exchange gain or loss.

O) INCOME TAXES

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the change is substantively enacted. Future income tax assets are recognized to the extent that realization is considered more likely than not. The benefit of future income tax assets that existed at fresh start, and for which a valuation allowance is recorded, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

P) CASH AND CASH EQUIVALENTS

Cash includes $2,031 pertaining to investments with original maturities of three months or less at December 31, 2007 (2006 – $1,730). Investments include bankers' acceptances, bankers discount notes, and commercial paper, which may be liquidated promptly and have original maturities of three months or less. The weighted average interest rate on investments as at December 31, 2007 is 4.62% (2006 – 4.30%). Refer to Note 10 for a discussion of non-bank sponsored Asset Backed Commercial Paper ("ABCP") reclassified to Deposits and other assets as it is not expected that these amounts are collectible within one year.

Q) SHORT-TERM INVESTMENTS

Short-term investments, comprised of bankers' acceptances and bankers' discount notes, have original maturities over three months, but not more than one year. The weighted average interest rate on short-term investments as at December 31, 2007 is 4.61 % (2006 – 4.31 %).

R) RESTRICTED CASH

The Corporation has recorded $124 (2006 – $109) in restricted cash, under current assets, representing funds held in trust by Air Canada Vacations in accordance with regulatory requirements governing advance ticket sales, recorded under current liabilities, for certain travel related activities. Restricted cash with maturities greater than one year from the balance sheet date is recorded in Deposits and other assets.

S) SPARE PARTS, MATERIALS AND SUPPLIES

Spare parts, materials and supplies includes repairable and expendable spare parts and fuel inventories. Spare parts, materials and supplies are valued at the lower of average cost and net realizable value.

T) PROPERTY AND EQUIPMENT

Property and equipment is initially recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments.

Property and equipment are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Property and equipment under capital leases and variable interest entities are depreciated to estimated residual values over the life of the lease. Aircraft and flight equipment, including spare engines and related parts ("rotables") are depreciated over 20 to 25 years, with 10% to 20% estimated residual values. Aircraft reconfiguration costs are amortized over 3-5 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 40 to 50 years on a straight line basis. An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or 5 years. Ground and other equipment is depreciated over 3 to 25 years.

U) INTEREST CAPITALIZED

Interest on funds used to finance the acquisition of new flight equipment and other property and equipment is capitalized for periods preceding the dates that the assets are available for service. Capitalized interest related to the acquisition of new flight equipment and other property and equipment is included in purchase deposits within Property and equipment (refer to Note 7). Capitalized interest also includes financing costs charged by the manufacturer on capital commitments as described in Note 19.

V) INTANGIBLE ASSETS

As a result of the application of fresh start reporting, intangible assets were recorded at their estimated fair values at September 30, 2004. For periods subsequent to September 30, 2004, intangible assets are initially recorded at cost. Indefinite life assets are not amortized while assets with finite lives are amortized on a straight line basis to nil over their estimated useful lives.

	Estimated Useful Life
International route rights and slots	Indefinite
Air Canada trade name	Indefinite
Aeroplan trade name	Indefinite
Other marketing based trade names	Indefinite
Aeroplan contracts	25 years
Star Alliance membership	25 years
Other contract and customer based intangible assets	10 to 15 years
Technology based intangible assets	1 to 5 years

W) IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying amount of long-lived assets, other than indefinite life intangibles, are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value and recorded in the period. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

Indefinite life intangible assets are subjected to impairment tests on an annual basis or when events or circumstances indicate a potential impairment. If the carrying value of such assets exceeds the fair values, the assets are written down to fair value.

X) EQUITY INVESTMENTS

Investments subject to significant influence are initially recorded at cost (Notes 4, 5 and 6), and the carrying amount is increased or decreased to recognize the Corporation's proportionate share of the investee's net profit or loss.

Y) AIRCRAFT LEASE PAYMENTS IN EXCESS OF OR LESS THAN RENT EXPENSE

Total aircraft operating lease rentals over the lease term are amortized to operating expense on a straight-line basis. Included in deferred charges and long-term liabilities is the difference between the straight line aircraft rent expense and the payments as stipulated under the lease agreement.

Z) ASSET RETIREMENT OBLIGATIONS

The Corporation records an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time through charges to income and any changes in the amount of the underlying cash flows through increases or decreases to the asset retirement obligation and related asset. A gain or loss may be incurred upon settlement of the liability.

AA) RELATED PARTY TRANSACTIONS

Related party transactions not in the normal course of operations are measured at the exchange amount when the change in ownership interest in the item transferred is substantive and the exchange amount is supported by independent evidence; otherwise it is recorded at the carrying amount. Related party transactions in the normal course of operations are measured at the exchange amount.

BB) VARIABLE INTEREST ENTITIES

Aircraft and Engine Leasing Transactions

Air Canada has aircraft and engine leasing transactions with a number of special purpose entities that are variable interest entities (a "VIE") under Accounting Guideline 15 of the CICA Handbook, Variable Interest Entities ("AcG-15"). As a result of the Corporation being the primary beneficiary of these VIEs, the Corporation consolidates leasing entities covering 44 aircraft and 22 engines.

Fuel Facilities Arrangements

Air Canada participates in fuel facilities arrangements operated through fuel facility corporations (the "Fuel Facility Corporations"), along with other airlines to contract for fuel services at various major Canadian airports. The Fuel Facility Corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under AcG-15, Air Canada is the primary beneficiary of three of the Fuel Facilities Corporations in Canada. Five of the Fuel Facility Corporations in which Air Canada participates in Canada that have not been consolidated have assets of approximately $141 and debt of approximately $119, which is Air Canada's maximum exposure to loss without taking into consideration any cost sharing and asset retirement obligations that would occur amongst the other contracting airlines. Air Canada considers this loss potential as remote.

CC) FUTURE ACCOUNTING STANDARD CHANGES

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years:

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, *Capital Disclosures*, section 3862, *Financial Instruments – Disclosures*, and section 3863, *Financial Instruments – Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Corporation will adopt them on January 1, 2008. The Corporation is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories

The CICA issued section 3031, *Inventories*, which will replace section 3030, *Inventories*. This new standard is effective for fiscal years beginning on or after July 1, 2007, and the Corporation will adopt this section on January 1, 2008. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency. The Corporation's accounting policy for inventories is consistent with measurement requirements in the new standard and therefore it is not anticipated that the results of the Corporation will be impacted; however, additional disclosures will be required in relation to inventories carried at net realizable value, the amount of inventories recognized as an expense, and the amount of any write downs of inventories.

DD) COMPARATIVES

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

3. AIR CANADA

Initial Public Offering

On November 24, 2006 ACE and Air Canada completed an initial public offering of an aggregate 25 million Air Canada shares at $21 per share for net proceeds of $491, after offering costs of $34.

Through the initial public offering, Air Canada sold an aggregate of 9,523,810 Variable Voting Shares and Voting Shares for net proceeds of $187, after offering costs of $13. In the secondary offering, ACE sold an aggregate of 15,476,190 Variable Voting Shares and Voting Shares for net proceeds of $304, after offering costs of $21. The offering costs incurred were allocated between ACE and Air Canada on a pro rata basis in relation to size of the aggregate offering.

As a result of the Air Canada IPO, ACE recorded a dilution gain of $25 and a non-controlling interest on the statement of financial position of $478 as a result of the dilution of its interest in Air Canada. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Air Canada.

A corporate restructuring occurred in connection with the Air Canada IPO of common shares of Air Canada. Under the corporate restructuring, Air Canada Cargo and Air Canada Ground Handling Services became wholly owned subsidiaries of Air Canada and ACE transferred a 51 percent ownership in Air Canada Vacations to Air Canada. The remaining 49 percent was sold to Air Canada on September 7, 2007 (Note 22). ACE acquired certain investments held by Air Canada in ACTS for consideration of $673. In addition, net inter-company balances of $170 due by ACE to Air Canada were settled.

4. AEROPLAN

Distributions

On March 3, 2006, ACE completed a special distribution (by way of reduction of the stated capital of the Class A Variable Voting Shares, Class B Voting Shares and Preferred Shares) to its shareholders of record as at such date of 0.18 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. For the purposes of the distribution, ACE converted 20,204,165 units of Aeroplan LP into 20,204,165 units of Aeroplan Income Fund which were distributed to ACE's shareholders on the record date. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the value of the units distributed to ACE's shareholders amounted to $251.

On October 5, 2006, the shareholders of ACE approved a statutory plan of arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory plan of arrangement, which became effective October 10, 2006. The arrangement granted authority to the board of directors of ACE to make, from time to time, one or more distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Variable Voting Shares, Voting Shares and Preferred Shares (hereafter referred to as the "Plan").

Pursuant to the Plan, on January 10, 2007, ACE distributed to its shareholders 50 million units of Aeroplan Income Fund, representing 0.442 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. For the purpose of the initial distribution under the Plan, ACE exchanged 50 million units of Aeroplan LP into 50 million units of Aeroplan Income Fund which were distributed to ACE's shareholders on January 10, 2007. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the distribution was valued at approximately $899. On January 10, 2007, ACE also exchanged 60 million units of Aeroplan LP for 60 million units of Aeroplan Income Fund. The exchange was made for internal reorganization purposes.

On March 14, 2007 ACE distributed to its shareholders of record on March 14, 2007, 20,272,917 units of Aeroplan Income Fund, representing 0.177 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis). Based the closing price of $19.40 per unit of Aeroplan Income Fund on the TSX on March 14, 2007, the value of the distribution was approximately $393. ACE also exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund.

On May 24, 2007, ACE distributed to its shareholders of record 18 million units of Aeroplan Income Fund, representing 0.157 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on the closing price of $21.50 per unit of Aeroplan Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $387.

The following table summarizes the Aeroplan units distributed to shareholders during 2007:

Distributions	Aeroplan units distributed
Distributed to common shareholders	79,860,637
Distributed to preferred shareholders	8,412,280
	88,272,917

Since the approval of the statutory plan of arrangement in October 2006, a total of $1,993, comprising of Aeroplan ($1,679) and Jazz ($314) (Note 5), based on unit prices on the respective dates of distribution, has been distributed, under the $2 billion plan.

Distributions to Common Shareholders

The distributions to holders of Variable Voting Shares and Voting Shares totaling 79,860,637 units of Aeroplan Income Fund ("Aeroplan units") were non-monetary non-reciprocal transfers to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss. For the May 24, 2007 Aeroplan units distributed, as Aeroplan was an equity investment at the time of distribution, $57 was recorded as a reduction of the negative equity investment in Aeroplan offset by an increase to contributed surplus. The 2007 distributions involved the use of future income tax ("FIT") assets, of which $306 related to the distributions to the common shareholders which was recorded as a reduction in share capital.

Distribution to common shareholders	Aeroplan units distributed	Reduction to share capital due to FIT
January 10, 2007	45,240,473	$ (166)
March 14, 2007	18,345,927	(71)
May 24, 2007	16,274,237	(69)
	79,860,637	$ (306)

Distributions to Preferred Shareholders

The distributions to preferred shareholders of ACE totaled 8,412,280 Aeroplan units. These transactions were considered a non-reciprocal transfer to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfers are measured at fair value at the date of distribution and result in net interest expense being recorded, which is the fair value of each distribution less the gain recorded. The gain recorded is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment. The fair value of the distribution is based on the closing price of the Aeroplan Income Fund units and Jazz Air Income Fund units on the TSX on the day of the distribution.

The Aeroplan units distributed to preferred shareholders resulted in net interest expense recorded during the year and a proportionate reduction to intangible assets related to fair value adjustments to Aeroplan intangibles that are recorded on consolidation as a result of the dilution of interests. The following table summarizes the financial statement impact of the Aeroplan units distributed to preferred shareholders:

Distribution to preferred shareholders	Aeroplan units distributed	Fair value of distribution	Gain on distribution	Net interest expense recorded	Reduction to intangible asset recorded
January 10, 2007	4,759,527	$ 86	$ 78	$ 8	$ (8)
March 14, 2007	1,926,990	37	33	4	(4)
May 24, 2007	1,725,763	37	43	(6)	-
	8,412,280	$ 160	$ 154	$ 6	$ (12)

The distributions described above had no cash tax consequences.

In accordance with the terms of the ACE Convertible Senior Notes, each of the distributions during the year ended December 31, 2007 triggered a conversion rate adjustment (Note 11 (a)). These changes in the conversion rate did not have any accounting consequences.

In accordance with the terms of the ACE stock option plan, each distribution during 2007 triggered an adjustment to the exercise price and the number of options outstanding (Note 15).

Accounting

As a result of the distribution of units of Aeroplan Income Fund on March 14, 2007, ACE's ownership interest in Aeroplan was reduced to 40.1%, indirectly through the direct interest ACE has in Aeroplan Income Fund, which holds 100% of Aeroplan. As of the distribution date, ACE no longer consolidates the results and financial position of Aeroplan. On May 24, 2007, ACE's ownership interest in Aeroplan was further reduced to 31.1% through a distribution of units and on October 22, 2007 the ownership interest was again reduced to 20.1% through a sale of units.

The consolidated statements as at December 31, 2007 do not include the financial position of Aeroplan. The comparative December 31, 2006 consolidated statement of financial position included the following items:

- cash and cash equivalents of $167, short-term investments of $453 and other current assets of $72;
- long-lived assets of $373;
- current liabilities of $670;
- long-term debt of $300; and
- Aeroplan long-term deferred revenues of $801.

Immediately prior to the distribution on March 14, 2007, ACE's net investment in Aeroplan was negative $710, which was negative due to accumulated distributions to ACE in excess of income and capital invested, net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan LP was $284. ACE has retained this negative investment of $284 and reflected the amount in other long term liabilities. As a result, the difference between the net investment prior to and after the distribution was recorded as a credit to Contributed Surplus in the amount of $426. The May 24, 2007 distribution of Aeroplan units further reduced the negative investment in Aeroplan by $63 with a credit to contributed surplus of $57 and a reduction to interest expense of $6 for a total credit to contributed surplus of $483 for the year ended December 31, 2007.

The cash flow impact to ACE of deconsolidating Aeroplan of $231 reflects the Aeroplan cash being removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

The Corporation has various related party transactions after deconsolidation of Aeroplan from ACE and these transactions are recorded at the exchange amount. Related party trade balances arise from the provision of services, and the allocation of employee related costs. Refer to Note 22 Related Party Transactions for a description of the transactions between the Corporation and Aeroplan.

Secondary Offering

On October 22, 2007 the Corporation completed a secondary offering of 22.0 million trust units of Aeroplan Income Fund at a price of $21.90 per unit, for net proceeds of $463, resulting in a reduction to the negative investment in Aeroplan of $76 and realized a gain on disposal of $539. Immediately following closing of the offering, the Corporation's interest in Aeroplan Income Fund represented 20.1% of units issued and outstanding.

Aeroplan Miles Obligation

In 2001, Air Canada established Aeroplan as a limited partnership wholly owned by Air Canada. The Aeroplan loyalty program was previously a division of Air Canada.

Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada retained responsibility for the 103 billion Miles to be redeemed from accumulations up to December 31, 2001. Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002. On December 31, 2001, there were 171 billion Miles outstanding of which, after considering breakage, management estimated that 103 billion Miles would be redeemed.

In 2006, management of Air Canada and Aeroplan re-estimated the number of Miles expected to be redeemed from accumulations up to December 31, 2001. As a result, management of Air Canada and Aeroplan concluded that they expected that 112 billion Miles would be redeemed compared to the original estimate of 103 billion. Pursuant to the terms of the CPSA, dated June 9, 2004, as amended, the management of Air Canada and Aeroplan agreed to further amend the terms of the CPSA. Effective October 13, 2006, by amendment, Air Canada assumed responsibility for the redemption of up to 112 billion Miles and, as a result, recorded a special charge of $102 for the incremental 9 billion Miles against Operating revenues in the year ended December 31, 2006 and increased the Aeroplan miles obligation. This amendment to the CPSA represented full and final settlement with Aeroplan of Air Canada's obligations for the redemption of pre-2002 Miles. Aeroplan is responsible for any redemption of Miles in excess of the re-estimated 112 billion Miles. The amount of the additional liability was determined by valuing the incremental Miles at fair value.

5. JAZZ

Initial Public Offering

ACE completed an initial public offering of the Jazz Air Income Fund on February 2, 2006. The Jazz Fund subscribed for 23.5 million units of Jazz at a price of $10.00 per unit for net proceeds of $218, net of offering costs of $17. Concurrent with the closing of the initial public offering, Jazz received proceeds of $113, after fees of $2, representing the drawing under a new term credit facility (Note 11).

On February 27, 2006, following the exercise of the over-allotment option by the underwriters, the Jazz Air Income Fund issued an additional 1.5 million units at a price of $10.00 per unit for additional net proceeds of approximately $14.

The Jazz Air Income Fund is an unincorporated, open-ended trust that indirectly holds 100% of the outstanding limited partnership units of Jazz.

ACE recorded a dilution gain of $220 and a non-controlling interest on the statement of financial position of $10 as a result of the dilution of its interests in Jazz. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Jazz. In addition, a future income tax expense of $10 was recorded.

Distributions

Pursuant to the Plan (Note 4), on March 14, 2007, ACE distributed to its shareholders of record 25 million units of Jazz Air Income Fund units, representing 0.219 units of Jazz Air Income Fund per Variable Voting Share, Voting Share and Preferred Share of ACE (on an as converted basis). Based the closing price of $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the value of the distribution was approximately $215. For the purpose of the distribution, on March 14, 2007, ACE exchanged 25 million units of Jazz LP into 25 million units of Jazz Air Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz LP at that time into 47,226,920 units of Jazz Air Income Fund for internal reorganization purposes.

On May 24, 2007, ACE made a final distribution under the Plan to its shareholders of record 12 million units of Jazz Air Income Fund units, representing 0.105 units of Jazz Air Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based the closing price of $8.26 per unit of Jazz Air Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $99.

The following table summarizes the Jazz units distributed to shareholders during 2007:

Distributions	Jazz units distributed
Distributed to common shareholders	33,473,182
Distributed to preferred shareholders	3,526,818
	37,000,000

Since the approval of the statutory plan of arrangement in October 2006, a total of $1,993, comprising of Jazz ($314) and Aeroplan ($1,679) (Note 4), based on unit prices on the respective dates of distribution, has been distributed, under the $2 billion plan.

Distributions to Common Shareholders

The distributions to holders of Variable Voting Shares and Voting Shares totaling 33,473,182 units of Jazz Air Income Fund ("Jazz units") were non-monetary non-reciprocal transfers to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss.

For the Jazz units distributed, $23 was recorded as a reduction to share capital and an increase to non-controlling interest on the consolidated statement of financial position, representing the proportionate carrying amount of ACE's investment in Jazz related to the distribution to the Class A and Class B shareholders. The distributions involved the use of future income tax assets, of which $47 related to the distributions to the common shareholders which was recorded as a reduction in share capital. The following table summarizes the financial statement impact of the Jazz units distributed to Class A and Class B shareholders:

Distribution to common shareholders	Jazz units distributed	Reduction to share capital recorded	Reduction to share capital due to FIT
March 14, 2007	22,623,690	$ (15)	$ (34)
May 24, 2007	10,849,492	(8)	(13)
	33,473,182	$ (23)	$ (47)

Distributions to Preferred Shareholders

The distributions to preferred shareholders of ACE totaled 3,526,818 Jazz units. These transactions were considered a non-reciprocal transfer to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfers are measured at fair value at the date of distribution and results in net interest expense being recorded, which is the fair value of each distribution less the gain recorded. The gain recorded is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment. The fair value of the distribution is based on the closing price of the Jazz Air Income Fund units on the TSX on the day of the distribution.

The Jazz units distributed to preferred shareholders resulted in net interest expense recorded during the year and an increase to non-controlling interest as a result of the dilution of interests. The following table summarizes the financial statement impact of the Jazz units distributed to preferred shareholders:

Distribution to preferred shareholders	Jazz units distributed	Fair value of distribution	Gain on distribution	Net interest expense recorded	Non-controlling interest
March 14, 2007	2,376,310	$ 21	$ 19	$ 2	$ (2)
May 24, 2007	1,150,508	10	9	1	(1)
	3,526,818	$ 31	$ 28	$ 3	$ (3)

The distributions described above had no cash tax consequences.

In accordance with the terms of the ACE Convertible Senior Notes, each of the distributions during the year ended December 31, 2007 triggered a conversion rate adjustment (Note 11). These changes in the conversion rate did not have any accounting consequences.

In accordance with the terms of the ACE stock option plan, each distribution during 2007 triggered an adjustment to the exercise price and the number of options outstanding (Note 15).

Accounting

As a result of the distribution of units of Jazz Air Income Fund on May 24, 2007, ACE's ownership interest in Jazz was reduced from 58.8% to 49.0%, which is held indirectly through the direct interest ACE has in Jazz Air Income Fund, which holds 100% of Jazz. As of this distribution date, ACE no longer consolidates the results of operations or financial position of Jazz, and accounts for Jazz using the equity method of accounting.

The consolidated statements as at December 31, 2007 do not include the financial position of Jazz. The comparative December 31, 2006 consolidated statement of financial position included the following items:

- cash and cash equivalents of $135, and other current assets of $109;
- long-lived assets of $239;
- current liabilities of $213;
- long-term debt of $115; and
- other long term liabilities of $71.

As at May 24, 2007, ACE's net investment in Jazz was $48.

The cash flow impact to ACE of deconsolidating Jazz of $138 reflects the Jazz cash being removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

The Corporation has various related party transactions after removing Jazz from the consolidation of ACE. These transactions are recorded at the exchange amount. Related party trade balances arise from the provision of services. Refer to Note 22 Related Party Transactions for a description of the transactions between the Corporation and Jazz.

Secondary Offering

On October 22, 2007 the Corporation completed a secondary offering of 35.5 million trust units of Jazz Air Income Fund at a price of $7.75 per unit, for net proceeds of $263 and realized a gain on disposal of $233. Immediately following closing of the offering, the Corporation's interest in Jazz Air Income Fund represented 20.1% of units issued and outstanding.

Subsequent to December 31, 2007 ACE further reduced its ownership interest in Jazz Air Income Fund to 9.5% (Note 24).

6. ACTS

Monetization

On October 16, 2007, ACE sold substantially all the assets and liabilities of ACTS LP to ACTS Aero. As a result of the monetization of ACTS, the $200 intercompany note payable by ACTS to ACE was settled through the issue of additional partnership units of ACTS LP to ACE. After settlement of certain obligations ACE received cash proceeds of $723. Subsequent to December 31, 2007, ACE received an additional $40 in cash proceeds from funds held in escrow that was conditional upon the completion of certain supplier contracts within specified terms. In addition, on closing Air Canada received cash proceeds of $65, comprised of $28 for the sale of a building, $20 pursuant to the Repair Schemes and Non-compete agreement, and $17 as repayment of a note. ACE realized a gain of $565 on the monetization, which includes the funds held in escrow received subsequent to closing. ACE continues to own 100% of ACTS LP, which is now a non-operating company, and ACTS Aero conducts the business previously operated by ACTS LP. Following the redemption of the exchangeable share issued to a party related to Grupo TACA as discussed below and the establishment of an initial ACTS Long Term Incentive Plan ("LTIP"), ACE holds a 23% equity interest in ACTS Aero.

The consolidated statement of financial position as at December 31, 2007 does not include the financial position or results of operations of ACTS Aero, as ACTS Aero is equity accounted for subsequent to the monetization. The comparative December 31, 2006 consolidated statement of financial position included the following items of ACTS:

- cash and cash equivalents of $nil, and other current assets of $837;
- long-lived assets of $141; and
- current liabilities of $653.

As at October 16, 2007, ACE's net investment in ACTS Aero was $76, subsequent to the sale.

The cash flow impact to ACE of deconsolidating ACTS of $7 reflects the ACTS cash being removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

The Corporation has various related party transactions after removing ACTS from the consolidation of ACE. These transactions are recorded at the exchange amount. Refer to Note 22 Related Party Transactions for a description of the transactions between the Corporation and ACTS Aero.

Acquisition of Aeroman

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS LP. The cash component of US$45 consisted of cash of $50 (US$43) on closing and milestone payments of up to $2 (US$2) in the aggregate, funded by ACTS LP through ACE's available cash resources.

A Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS LP ("exchangeable share") was issued to Grupo TACA. The rights attached to the exchangeable share provide for, upon the closing of the monetization transaction pertaining to ACTS, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS. Subsequent to the issue of the exchangeable share, ACE agreed to a transfer of Grupo TACA's rights to a Grupo TACA related party. The estimated fair value of this redemption obligation was presented as a liability. As part of the monetization process, on October 16, 2007, the exchangeable share was exchanged for a 5% equity stake in ACTS Aero and $31 cash. The Grupo TACA related party can put its equity in ACTS Aero to ACE at $18 (US $18) over 12 months commencing from the date of monetization.

7. PROPERTY AND EQUIPMENT

	2007	2006
Cost		
Flight equipment, including spare engines (a)	$ 5,433	$ 3,663
Assets under capital leases (b)	1,899	1,813
Buildings, including leasehold improvements	609	674
Ground and other equipment	136	172
	8,077	6,322
Accumulated depreciation and amortization		
Flight equipment, including spare engines	685	476
Assets under capital leases (b)	438	285
Buildings, including leasehold improvements	118	99
Ground and other equipment	35	40
	1,276	900
	6,801	5,422
Purchase deposits, including capitalized interest (c)	1,124	567
Property and equipment at net book value (d)	$ 7,925	$ 5,989

(a) Included in flight equipment as at December 31, 2007 are rotable parts, including spare engines with a cost of $560 (2006 - $450) less accumulated depreciation of $121 (2006 - $70) for a net book value of $439 (2006 - $380). Also included in flight equipment are 33 aircraft, which are leased to Jazz (Note 22) and third parties with a cost of $753 (2006 - $763) less accumulated depreciation of $152 (2006 - $100) for a net book value of $601 (2006 - $663).

(b) Included in capital leases as at December 31, 2007 are 39 aircraft (2006 - 37) with a cost of $1,825 (2006 - $1,739) less accumulated depreciation of $409 (2006 - $265) for a net book value of $1,416 (2006 - $1,474), computer equipment with a cost of $28 (2006 - $28) less accumulated depreciation of $23 (2006 - $16) for a net book value of $5 (2006 - $12) and facilities with a cost of $46 (2006 - $46) less accumulated depreciation $6 (2006 - $4) for a net book value of $40 (2006 - $42).

(c) Includes $867 (2006 - $287) for Boeing B777/787 aircraft, $26 (2006 - $66) for Empresa Brasileira de Aeronautica S.A. ("Embraer") aircraft, $205 (2006 - $175) for the aircraft interior refurbishment program and $26 (2006 - $35) for equipment purchases and internal projects. Refer to Note 11(d) relating to the financing of Boeing predelivery payments.

(d) Net book value of Property and equipment includes $973 (2006 - $1,137) consolidated for aircraft and engine leasing entities, and $123 (2006 - $111) consolidated for fuel facility corporations, all of which are consolidated under AcG-15.

Interest capitalized during 2007 amounted to $108 (2006 - $61) with $63 at an interest rate of 3 month US LIBOR plus 3.0% and $5 at an interest rate of 30 day LIBOR plus 1.14% and $40 at an interest rate of 8.34%.

During 2007:

- The Corporation sold an in-service aircraft for proceeds of $23 with a book value of $21, resulting in a gain on sale of $2 (loss of $2 net of tax).
- The Corporation sold a building to ACTS Aero for proceeds of $28 which was equal to the carrying value of the asset.
- A CRJ-100 aircraft owned by Air Canada and leased to Jazz was damaged beyond repair. As a result of insurance proceeds of $21, Air Canada recorded a gain on disposal of $14 ($10 net of tax).
- The Corporation sold one of its commercial real estate properties for net proceeds of $42 with a carrying value of $37, resulting in a gain on sale of $5 ($4 net of tax).
- The Corporation sold 18 parked aircraft for proceeds of $2 with a nil book value, resulting in a gain on sale of $2 ($1 net of tax).

During 2006 the Corporation sold one of its buildings for proceeds of $40 with a carrying value of $35. The gain on sale of $5 was deferred in these consolidated financial statements as a result of the leaseback of a portion of the property by the Corporation. The deferred gain is being amortized into income over the term of the leaseback transaction. The Corporation recorded an impairment loss of $7 on one of its buildings.

8. DEFERRED CHARGES

		2007	2006
Aircraft lease payments in excess of rent expense	Note 2 (Y)	$ 47	$ 83
Financing costs		4	33
		$ 51	$ 116

9. INTANGIBLE ASSETS

	2007	2006
Indefinite life assets		
International route rights and slots	$ 192	$ 430
Air Canada trade name	174	393
Aeroplan trade name	-	75
Other marketing based trade names	15	50
	381	948
Finite life assets		
Aeroplan contracts	-	291
Star Alliance membership	92	158
Other contract and customer based	153	257
Technology based	186	196
	431	902
Accumulated depreciation and amortization		
Aeroplan contracts	-	(40)
Star Alliance membership	(27)	(22)
Other contract and customer based	(81)	(90)
Technology based	(57)	(55)
	(165)	(207)
Finite life assets, net	266	695
	$ 647	$ 1,643

As a result of recognizing the benefit of future income tax assets that existed at fresh start, and for which a valuation allowance was recorded, intangible assets were reduced on a pro-rata basis by $595 (2006 - $733), including the impact of reversing $530 from the income tax valuation allowance as described in Note 12. In addition, amortization of intangible assets in 2007 amounted to $51 (2006 - $95).

The carrying value of intangible assets includes nil (2006 - $369) related to Aeroplan which ceased to be consolidated effective March 14, 2007 (Note 4); nil (2006 - $5) related to Jazz which ceased to be consolidated under AcG-15 effective May 24, 2007 (Note 5); and nil (2006 - $71) related to ACTS which ceased to be consolidated effective October 16, 2007 (Note 6).

10. DEPOSITS AND OTHER ASSETS

		2007	2006
Aircraft related deposits (a)		$ 150	$ 172
Restricted Cash (b)		84	133
Deposit related to the Pension and Benefits Agreement	note 22	101	-
Equity Investments (c)		86	-
Investment in US Airways (d)		-	9
Asset backed commercial paper (e)		29	-
Other Deposits		56	-
Other		21	9
		$ 527	$ 323

(a) The amount of deposits with lessors for the lease of aircraft and flight simulators.

(b) Restricted cash relates to funds on deposit with various financial institutions as collateral for letters of credit and other items.

(c) Equity investments include Jazz Air Income Fund $14 (Note 5) and ACTS Aero $72 (Note 6).

(d) During 2007 ACE disposed of the remaining 0.5 million shares of its holding in US Airways Group, Inc. ("US Airways"). The net proceeds from the sale transaction amounted to $16. The Corporation has recorded a gain of $6 (net of tax of $2) as a result of this transaction. The fair value change recorded during the year, prior to disposal amounted to a loss of $13 (net of tax of $3) recorded in OCI. The amount of OCI and the amount of AOCI reclassified to income on the realized gains on US Airways shares was $6 (net of tax of $2).

During 2006 ACE disposed of 4.5 million shares of its holding in US Airways. The net proceeds from the sale transactions amounted to $232. The Corporation recorded a pre-tax gain of $152, $126 after tax, during 2006 as a result of these transactions.

(e) Air Canada holds $37 ($29 net of a fair value adjustment) in non-bank sponsored ABCP which has been recorded in Deposits and other assets. These investments, which were scheduled to mature during the third quarter 2007, were previously recorded in Cash and cash-equivalents and the transfer to Deposits and other assets is reflected as an investing activity on the Consolidated statement of cash flows. An agreement in principle to restructure the ABCP investments was approved by the Pan-Canadian Committee for Third Party Structured ABCP ("Committee") on December 23, 2007. The approval of the restructuring, subject to a vote by all investors, is anticipated to occur by March 2008. Under the terms of the restructuring, all of the ABCP would be exchanged for longer-term notes that will match the maturity of the underlying assets in the proposed structure. Air Canada is not accruing interest on these investments.

During 2007, Air Canada recorded a charge of $8 ($5 after tax) in non-operating income (expense). The charge is based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk adjusted discount rates. The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.

11. LONG-TERM DEBT AND CAPITAL LEASES

	Final Maturity	Stated Interest Rate	2007	2006
ACE:				
Convertible Senior Notes (a)	2035	4.25	$ 273	$ 263
Air Canada:				
Embraer aircraft financing (b)	2017-2021	6.61-8.49	1,138	776
Boeing aircraft financing (c)	2019	5.13-5.69	647	-
Boeing predelivery payments (d)	2008-2013	6.16	521	-
Conditional sales agreements (e)	2019	7.74-7.97	149	184
Lufthansa cooperation agreement (f)	2009	6.50	25	44
GE loan (g)	2015	10.58	38	48
Revolving credit facility (h)			-	-
Canadian Regional Jet (i)	2012	6.43	33	-
Aeroplan:				
Credit facilities (j)			-	300
Jazz:				
Senior secured credit facility (k)			-	115
Other			-	5
Direct Corporation debt			**2,824**	**1,735**
Air Canada:			-	
Aircraft and engine leasing entities - debt (l)			771	1,051
Fuel facility corporations - debt (m)			125	59
Debt consolidated under AcG-15			**896**	**1,110**
Air Canada:				
Capital lease obligations (n)			972	1,281
Total debt and capital leases			**4,692**	**4,126**
Current portion			(686)	(367)
Long-term debt and capital leases			**$ 4,006**	**$ 3,759**

The Stated Interest Rate in the table above is the rate as of December 31, 2007.

Principal repayment requirements as at December 31, 2007 on long-term debt and capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG-15 are as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
Convertible Senior Notes	$ 273	$ -	$ -	$ -	$ -	$ -	$ 273
Other Direct Corporation debt	160	152	141	153	166	1,779	2,551
Debt consolidated under AcG-15	105	51	100	288	73	279	896
Capital lease principal obligation	148	80	83	84	132	445	972
Total	**$ 686**	**$ 283**	**$ 324**	**$ 525**	**$ 371**	**$ 2,503**	**$ 4,692**

(a) During 2005 ACE issued $330 of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319. For accounting purposes, the Convertible Notes are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. The financial liability was originally calculated by discounting the stream of future payments of interest and principal at the prevailing rate for a similar liability that does not have an associated conversion feature. All Convertible Notes have been reclassified to current liabilities as at December 31, 2007. Consistent with the reclassification of the convertible notes to the current portion of long-term debt, an adjustment to the amortized cost carrying value of the liability was recorded resulting in an increase to the liability of $2 and a charge to interest expense of $2. Refer to Note 20 for fair value of convertible notes at December 31, 2007.

The Convertible Notes bear interest at a rate of 4.25% per annum payable semi-annually in arrears on June 1 and December 1 in each year commencing December 1, 2005. Holders may convert their Convertible Notes into Class B Voting Shares (if the holder is Canadian) or into Class A Variable Voting Shares (if the holder is not a Canadian) prior to maturity based on an initial conversion rate of 20.8333 Shares per $1,000.00 principal amount of Convertible Notes.

Upon notice of conversion, ACE will have the option to deliver cash, shares or a combination of cash and shares for the Convertible Notes surrendered. Holders converting their Notes will not receive any payment upon conversion representing accrued but unpaid interest on such Notes. The amount of cash to be delivered per Convertible Note, will be determined by multiplying the conversion rate by the average closing price (defined as the weighted average, by volume, of the reported last sale price of each class of shares) of the shares on the Toronto Stock Exchange ("TSX") for the ten consecutive trading days ending on the third trading day following the date fixed for redemption. By delivering the amount of cash and/or the number of Shares issuable on conversion, the Corporation will be deemed to have satisfied its obligation to pay the principal amount of the Convertible Notes and its obligation to pay accrued and unpaid interest, attributable to the period from the most recent interest payment date through the conversion date (which amount will be deemed paid in full rather than cancelled, extinguished or forfeited).

In connection with the distributions of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE (Notes 4 and 5), the conversion rate of the 4.25% Convertible Senior Notes, due 2035 ("Convertible Notes") to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes, has been adjusted to 37.6879 as at December 31, 2007. Subsequent to December 31, 2007 the conversion rate was further adjusted to 39.0341 (Note 24). Adjustments were determined in accordance with the terms of the indenture governing the Convertible Notes.

During 2007, Convertible Notes with a face value of $6 were converted at the option of the holder and settled for cash of $6, reducing the liability and equity portions of the notes by $5 and $1 respectively. The gain realized on conversion was negligible. Subsequent to December 31 a further $1 Convertible notes were converted and settled for cash.

At any time on or after June 6, 2008, ACE may redeem all or a portion of the Convertible Notes at a redemption price equal to 100% of the principal amount of the Convertible Notes, plus accrued interest. Holders may require ACE to purchase all or a portion of the Convertible Notes on June 1, 2010; June 1, 2015; June 1, 2020; June 1, 2025 and June 1, 2030 at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest. Upon specified change of control events, holders of Convertible Notes will have the option to require ACE to purchase all or any portion of the Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest.

ACE may, at its option and subject to certain conditions, elect to satisfy its obligation to repay all or any portion of the principal amount of the Convertible Notes that are to be redeemed, purchased or that are to be repaid at maturity, by issuing and delivering Class A Variable Voting Shares (if the holder is not a Canadian) and Class B Voting Shares (if the holder is Canadian). The number of Shares a holder will receive in respect of each Convertible Note will be determined by dividing the principal amount of the Convertible Notes that are to be redeemed, purchased or repaid at maturity, as the case may be, and that are not paid in cash, by 95% of the average closing price (defined as the weighted average, by volume, of the reported last sale price of each class of shares) of the shares on the Toronto Stock Exchange ("TSX") for the ten consecutive trading days ending on the third trading day following the date fixed for redemption, purchase or maturity date, as the case may be.

All Convertible Notes have been reclassified to current liabilities as at December 31, 2007.

(b) Embraer aircraft financing amounts to US$1,151 as at December 31, 2007 (US$666 as at December 31, 2006). Principal and interest is repaid quarterly until maturity. The loan is secured by the 57 delivered Embraer aircraft, including 2005 to 2007 deliveries, with a carrying value of $1,651.

(c) Boeing aircraft financing amounts to US$655 as at December 31, 2007, which is financed under loan guarantee support provided by the Export-Import Bank of the United States ("EXIM"), as described below. Principal and interest is repaid quarterly until maturity. The loan is secured by the 7 delivered aircraft with a carrying value of $992.

On April 19, 2007, the Corporation received a final commitment for loan guarantee support, subject to the fulfillment of certain terms and conditions, from EXIM covering seven Boeing 777 aircraft under the Corporation's purchase agreement with Boeing (the "Boeing Purchase Agreement"), to be delivered in 2007. During 2007, the Corporation took delivery of eight Boeing 777 aircraft, seven of which were acquired under the Boeing Purchase Agreement and financed under the loan guarantee support provided by EXIM, the other one being subject to an operating lease agreement with International Lease Finance Corporation ("ILFC").

(d) On October 30, 2007, Air Canada entered into an agreement with a syndicate of banks for the financing of pre-delivery payments ("PDP") for 10 of the 16 Boeing B777 aircraft contemplated in the Boeing Purchase Agreement. The PDP financing is a series of loans that are aircraft specific with a maximum aggregate commitment of up to $568 (US$575). The PDP loans have a term of five years, but may be prepaid upon the delivery of the aircraft without penalty. The Corporation drew $533 (US$540) in October 2007. Air Canada prepaid in November 2007, the PDP loan of $64 (US$65) on the first Boeing 777 delivered under the PDP financing agreement. In addition, Air Canada has served notice to the PDP syndicate that it will be repaying the PDP loans on delivery of the second through eighth aircraft. Air Canada's intent is to prepay all PDP loans upon delivery of the relevant aircraft, using the committed long-term aircraft financing for the aircraft to be delivered. The last aircraft in this PDP financing is currently scheduled for delivery in November 2008, at which time, Air Canada expects to have fully repaid the PDP loans. At year-end 2007, the balance outstanding on the PDP loans was $521 (US$528), which includes two additional draws of $26 (US$26) each. The long-term financing is included within Long-term debt and capital leases within the Consolidated statement of financial position. The year to date capitalized interest relating to this financing is $5 at an interest rate of 30 day LIBOR plus 1.14% (6.16% as at December 31, 2007). As the loans are not due until 2013, the principal repayment is shown in the thereafter amount in the table above.

(e) US$151 principal outstanding on acquisitions of two A340-500 aircraft financed through conditional sales agreements. Principal and interest is paid quarterly until maturity in 2019. The purchase price instalments bear interest at a three month LIBOR rate plus 2.9% (7.74% - 7.97% as at December 31, 2007 and 8.27% as at December 31, 2006). The carrying value of the two A340-500 aircraft provided as security under the conditional sales agreements is $265 as at December 31, 2007.

(f) US$25 principal outstanding to mature in 2009, with semi-annual repayments, at a fixed interest rate of 4.50% plus an annual 2.0% guarantee fee.

(g) US$38 principal outstanding to mature in 2015, with quarterly repayments, at a floating interest rate equal to the six month LIBOR rate plus 5.75% pre-payable on any interest payment date after December 23, 2007. The next interest payment date is March 20, 2008. The debt is secured by certain flight training equipment with a current carrying value of $47.

(h) The revolving credit facility is a $400 senior secured revolving credit facility (the "Credit Facility") with a three-year term. The Credit Facility has a three year term that can be extended at Air Canada's option for additional one-year periods on each anniversary of the closing of the Air Canada IPO, subject to prior approval of Lenders holding no less than two thirds of the total commitments under the Credit Facility. The total amount available for borrowing under the Credit Facility is subject to a borrowing base restriction based on certain percentages of the values of eligible accounts receivable and eligible real estate of Air Canada. The Credit Facility is secured by a first priority security interest and hypothec over the present and after-acquired personal property of Air Canada, subject to certain exclusions and permitted liens, and by a first priority charge and hypothec over certain owned and leased real property of Air Canada. Air Canada's obligations are guaranteed by 1209265 Alberta Ltd., a subsidiary of Air Canada, which provides a first priority security interest over its present and after-acquired personal property, subject to certain exclusions and permitted liens, as security for its guarantee obligations. The Credit Facility contains customary representations and warranties and is subject to customary terms and conditions (including negative covenants, financial covenants and events of default). The interest rate margin ranges from LIBOR plus 2.25% to 3.25% or prime plus 1.25% to 2.25% (based on Air Canada's earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent). As at December 31, 2007, no amount was drawn under this facility.

(i) During 2007, Air Canada refinanced five Canadair Regional Jet ("CRJ") aircraft. The refinancing included a payment of other obligations under the leasing arrangement to third parties of $36. During 2007 the debt of $9 relating to one of the CRJ aircraft was repaid. As at December 31, 2007, the principal outstanding is $33 on the four CRJ aircraft. Principal and interest are paid quarterly to maturity in 2012. The financing bears interest at a floating rate of the 3 month Canadian Banker's Acceptance rate plus 1.7%. The loan is secured by the five delivered aircraft with a carrying value of $29.

(j) As of March 14, 2007 ACE no longer consolidates the results and financial position of Aeroplan (see Note 4).

As at December 31, 2006 Aeroplan reported senior secured credit facilities in the amount of $475. The credit facilities consisted of a $300 (or the U.S. dollar equivalent thereof) term facility (the "Term Facility"), a $100 (or the U.S. dollar equivalent thereof) acquisition facility (the "Acquisition Facility") and a $75 (or the U.S. dollar equivalent thereof) revolving term facility (the "Revolving Term Facility").

The Term Facility and the Acquisition Facility mature on June 29, 2009, or earlier at the option of Aeroplan, and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At December 31, 2006, borrowings under the Term Facility were in the form of Bankers' Acceptances with a 90 day term and an effective interest rate of 5.3%. The Term Facility was drawn in order to fund a portion of the $400 Aeroplan Miles Redemption Reserve, included in Cash and cash equivalents and Short-term investments. The remaining $100 was funded from the proceeds of the Aeroplan offering during 2005. As at December 31, 2006, no amounts were drawn under the Acquisition Facility.

Borrowings under the Aeroplan credit facilities were secured by substantially all the present and future assets of Aeroplan, subject to a merchant services agreement with First Data Loan Company, Canada that included a guarantee to fulfill obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. As at December 31, 2006, the maximum exposure related to this guarantee was estimated to be $215 and would have ranked ahead of the security granted under the credit facilities, which was included in the Advance ticket sales liability.

The terms of the New Credit Facilities included certain covenants. The continued availability of the credit facilities were subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

k) As of May 24, 2007 ACE no longer consolidates the results of operations and assets and liabilities of Jazz (see Note 5).

At December 31, 2006, Jazz reported senior secured syndicated credit facility in the amount of $150 (Note 5). On closing of the Jazz IPO, $115 was drawn under the credit facility ($113 net of fees). The facility bears interest at floating rates and had a three year term maturing in 2009. The outstanding credit facility was secured by substantially all the present and future assets of Jazz. Jazz had entered into swap agreements with third parties with a notional value of $115 to receive floating rates and pay fixed rates of 7.09%.

(l) Air Canada has entered into aircraft and engine lease transactions with several special purpose entities that qualify as VIEs. The debt has a weighted average effective interest rate of approximately 8% (2006 - 8%). These aircraft and engines have a carrying value of $973 and are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to the Corporation, as lessee, in the event of default or early termination of the lease. Aircraft related debt amounting to US$780 ($771) [2006 - US$902 ($1,051)] is summarized as follows:

	Final Maturity	2007	2006
Canadian Regional Jet	2010-2011	$ 218	$ 316
Boeing 767-300	2011-2016	163	211
Engines	2008	54	71
Airbus 319	2011-2014	215	304
Airbus 321	2017	121	149
Total		$ 771	$ 1,051

(m) Under AcG-15, Air Canada is the primary beneficiary of certain of the Fuel Facility Corporations in Canada. The debt is comprised of bankers' acceptances with interest rates ranging from 5.72% - 6.93%, bank loans at prime plus 0.25% to prime plus 1.5%, and bonds payable with an interest rate of 5.09%. $110 of debt is due in 2032 with equal semi-annual payments of principal and interest. The remaining debt has varying maturities. The debt is secured by a general security agreement covering all assets of the Fuel Facility Corporations. The carrying value of the fuel facilities debt is $123 as at December 31, 2007.

(n) Capital lease obligations, related to computer equipment, facilities and 39 aircraft, total $972 ($71 and US$912) [2006 total $1,281 ($80 and US$1,030)]. The debt has a weighted average effective interest rate of approximately 8% and final maturities range from 2008 to 2027. During 2007 Air Canada recorded interest expense on capital lease obligations of $96 (2006 - $101).

Certain aircraft lease agreements contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. This test relates to 26 aircraft under lease of which 23 are accounted for as capital leases. Under the test, the Corporation may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid would be recorded as a reduction of the lease obligation. Air Canada contracts with certain third parties to provide residual value support for certain aircraft. If Air Canada is required under the loan to value test to prepay lease obligations, these amounts are recoverable from the third party residual value support provider upon lease expiry to the extent that the adjusted obligation taking into account prepayments is less than the residual value support. The maximum amount payable on July 1, 2009, assuming the related aircraft are worth nil, is $722 (US$731). This amount declines over time to nil upon lease expiry. As Air Canada does not expect to have to prepay any amounts based upon expectations of aircraft fair values into the future, the amortized cost of these capital lease obligations reflects the scheduled payments over the term to final maturity.

As at December 31, 2007, obligations under capital leases for future minimum lease payments are as follows:

2008	$	223
2009		147
2010		142
2011		136
2012		177
Thereafter		569
Total minimum lease payments		1,394
Less amount representing interest		(422)
Total obligation under capital leases	$	972

The above minimum lease payments include residual value guarantees, except for those for which the Corporation has obtained residual value support.

Interest paid on long-term debt and capital lease obligations in 2007 by the Corporation was $281 (2006 - $273).

12. FUTURE INCOME TAXES

The following income tax related amounts appear in the Corporation's consolidated statement of financial position:

Asset	2007	2006
Future income tax asset recorded in current assets (a)	$ 200	$ 584
Future income tax asset (a)	-	336
	$ 200	$ 920

Liability	2007	2006
Current tax payable (b)	$ -	$ (345)
Long-term tax payable (b)	(10)	-
Future income tax liability (b)	(50)	(136)
	$ (60)	$ (481)

a) FUTURE INCOME TAX ASSETS

As at December 31, 2007, the Corporation has determined that it is more likely than not that certain future income tax assets of $200 will be realized through a combination of future reversals of temporary differences and taxable income. Also, the Corporation has determined that it is more likely than not that future income tax assets of $890 are not recoverable and continue to be offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income.

In the year, a reversal of the valuation allowance of $621 was recorded. Of that amount $530 was recorded as a reduction of intangible assets (on a pro-rata basis) based on the current carrying value of future income tax assets that existed at fresh start and $91 as a recovery of income tax in the consolidated statement of operations for those future income tax assets arising after fresh start.

During 2007, future income tax assets of Air Canada of $345 (see below) were utilized to recover a current tax payable of the same amount. Through the distribution and secondary offering of Aeroplan units, the Corporation realized $123 and $306 of future income tax assets that were respectively recorded as a future income tax expense and as a reduction to share capital (refer to Note 4). In addition, through the distribution and secondary offering of Jazz units, the Corporation realized $52 and $47 of future income tax assets that were respectively recorded as a future income tax expense and as a reduction to share capital (refer to Note 5). The Corporation realized future income tax assets of $82 in the monetization of ACTS (refer to Note 6). In 2006, a future income tax expense of $59 was recorded in equity related to the ACE distribution of Aeroplan Units.

Refer to Note 20 for future income taxes recorded in other comprehensive income related to fuel derivatives designated under hedge accounting.

b) TAXES PAYABLE AND FUTURE INCOME TAX LIABILITY

As part of a tax loss utilization strategy that was planned in conjunction with the initial public offering of Air Canada and corporate restructuring, a current tax payable of $345 was created in 2006. This tax payable arose upon a transaction to transfer tax assets from Air Canada to ACE. This tax payable was recoverable from future income tax assets of Air Canada, and was settled in 2007. The Air Canada segment recorded interest expense of $6 due on the tax balance prior to its recovery. This amount was recorded in Current income taxes on the consolidated statement of operations.

In 2007, Air Canada recorded a Current income tax expense of $10 resulting from the Federal and Ontario harmonization of corporate taxes. Air Canada will have a cash tax payable of $10 that will be payable over a five year period beginning in 2009. This amount is included in Other long-term liabilities.

It has been assumed that certain intangibles and other assets with nominal tax cost and a carrying value of approximately $381, have indefinite lives and accordingly, the associated future income tax liability is not expected to reverse until the assets are disposed of or become amortizable, resulting in the reporting of a future income tax liability of $50.

	2007	2006
Future tax assets		
Loss carryforwards	$ 80	$ 430
Post-employment obligations	556	685
Accounting provisions not currently deductible for tax	129	181
Tax basis of capital over book basis	183	271
Investments in Aeroplan and Jazz	195	359
Eligible capital expenditures	2	28
Unearned revenues	13	431
Intangible assets	-	102
Other	69	61
Total future tax assets	1,227	2,548
Future tax liabilities		
Intangible assets	78	220
Other	109	33
Total future tax liabilities	187	253
Net future tax assets	1,040	2,295
Less valuation allowance	(890)	(1,511)
Net recorded future income tax asset	$ 150	$ 784

The reconciliation of income tax attributable to continuing operations, computed at the statutory tax rates, to income tax expense is as follows:

	2007	2006
Provision based on combined federal and provincial rates	$ 683	$ 184
Non-taxable portion of capital gains	(36)	(24)
Non-deductible expenses	35	35
Non-taxable dilution gain	-	(67)
Non-taxable capital gain on distribution and disposal of investments	(212)	-
Non-controlling interest	38	-
Effect of tax rate changes on future income taxes	(33)	(28)
Effect of statutory tax rates substantively enacted during the year	76	82
Reduction in income tax expense arising from the recognition of a previously unrecognized tax loss	-	(16)
Other	16	25
	567	191
Valuation allowance (refer to a) above)	(91)	(82)
Provision for income taxes	$ 476	$ 109

Significant components of the provision for income taxes attributable to continuing operations are as follows:

	2007	2006
Current tax expense	$ 15	$ 7
Future income tax expense relating to temporary differences	509	146
Future income tax expense from tax rate changes	43	54
Reduction in income tax expense arising from the recognition of a previously unrecognized tax loss	-	(16)
Valuation allowance	(91)	(82)
Provision for income taxes	**$ 476**	**$ 109**

Taxes paid in 2007 by the Corporation were $13 (2006 - $1).

The balances of tax attributes as at December 31, 2007, namely the balances of non-capital loss carry forwards, vary amongst different taxing jurisdictions. The following are the Federal tax loss expiry dates:

	Tax Losses
2010	$ 8
2014	16
2015	85
2026	2
2027	90
	$ 201

There are $61 of net capital losses that have no expiry date.

13. PENSION AND OTHER BENEFIT LIABILITIES

Air Canada maintains several defined benefit and defined contribution plans providing pension, other post-retirement and post-employment benefits to its employees, including those employees of Air Canada who are contractually assigned to work at ACE, Aeroplan and ACTS Aero.

Air Canada is the administrator and sponsoring employer of ten Domestic Registered Plans ("Domestic Registered Plans") under the Pension Benefits Standard Act, 1985 (Canada). The US plan, UK plan and Japan plan are international plans covering employees in those countries. In addition, Air Canada maintains a number of supplementary pension plans, which are not registered. The defined benefit pension plans provide benefits upon retirement, termination or death based on the member's years of service and final average earnings for a specified period.

Jazz also maintains its own defined benefit and defined contribution plans, providing pension benefits to most of its employees. These consolidated financial statements include the consolidation of Jazz operations up to May 24, 2007 and from that point the investment ACE has in Jazz is accounted for using the equity method.

The other employee benefits consist of health, life and disability. These benefits consist of both post-employment and post-retirement benefits. The post-employment benefits relate to disability benefits available to eligible active employees, while the post-retirement benefits are comprised of health care and life insurance benefits available to eligible retired employees.

Certain Air Canada employees are contractually assigned to ACTS Aero or Aeroplan. These employees are members of Corporation-sponsored defined benefit pension plans and also participate in Corporation-sponsored health, life and disability future benefit plans. These consolidated financial statements include all of the assets and liabilities of all Corporation-sponsored plans. The employee benefit expense in these consolidated financial statements includes the expenses for all employees participating in the plans less a cost recovery which is charged to the related parties for those employees assigned. The cost recovery includes current service costs for pensions along with their portion of post-employment and post-retirement benefits, based on the actuarial calculation for their specific employee group. This cost recovery amounted to $10 for the year ended December 31, 2007.

The measurement date used for financial reporting on the pension and other benefit obligations is November 30.

As described in Note 22, Air Canada and ACTS Aero are parties to a Pension and Benefits Agreement covering the future transfer of certain pension and benefit assets and obligations to ACTS Aero.

Benefit Obligation and Plan Assets

The following tables present financial information related to the changes in the pension and other post-employment benefits plans:

	Pension Benefits		Other Employee Future Benefits	
	2007	2006	2007	2006
Change in benefit obligation				
Benefit obligation at beginning of year	$ 13,235	$ 12,921	$ 966	$ 940
Current service cost	254	254	69	77
Interest cost	649	640	49	48
Employees' contributions	88	89	-	-
Benefits paid	(648)	(627)	(51)	(60)
Other benefits	2	-	-	-
Actuarial (gain) loss	(1,278)	(74)	(119)	(38)
Deconsolidation of Jazz	(100)	-	-	-
Foreign exchange	(52)	32	(15)	(1)
	12,150	13,235	899	966
Change in plan assets				
Fair value of plan assets at beginning of year	11,858	10,421	8	14
Actual return on plan assets	197	1,493	-	1
Employer contributions	382	455	43	47
Employees' contributions	88	89	-	-
Benefits paid	(648)	(627)	(51)	(54)
Deconsolidation of Jazz	(81)	-	-	-
Foreign exchange	(49)	27	-	-
	11,747	11,858	-	8
Deficit at end of year	403	1,377	899	958
Employer contributions after measurement date	(7)	(7)	(5)	(6)
Unrecognized net actuarial gain (loss)	497	(221)	149	46
Valuation allowance against accrued benefit	1	-	-	-
Net benefit obligation	$ 894	$ 1,149	$ 1,043	$ 998
Weighted average assumptions used to determine the accrued benefit liability				
Discount rate	5.75 %	5.00 %	5.75-6.00 %	5.00-5.50 %
Rate of compensation increase (a)	2.50 %	2.50 %		

(a) As a result of pay awards during 2006, a rate of compensation increase of 1.75% was used for years 2006 to 2008 in determining the net benefit obligation for the pension plan and 2.5% for the remaining years.

Under the terms of the domestic registered and supplementary plans, there is no indexation provided after January 1, 2007.

The pension benefit deficit of only those plans that are not fully funded at the end of the year by plan is as follows:

	2007	2006
Domestic registered plans	$ 35	$ 556
US, UK, and Japan	17	55
Supplementary plans	665	766
	$ 717	$ 1,377

The net deficit, on an accounting basis, at December 31, 2007 for pension benefits was $403 compared to $1,377 at December 31, 2006. The decrease in the accounting deficit is mainly the result of an increase in the discount rate and funding of past service employer contributions of $134, offset by a negligible return on plan assets.

The net benefit obligation is recorded in the statement of financial position as follows:

	2007	2006
Pension benefits	$ 894	$ 1,149
Other employee future benefits	1,043	998
Net benefit obligation	**1,937**	**2,147**
Current portion	(113)	(271)
Pension and other benefits liability	**$ 1,824**	**$ 1,876**

The current portion of Pension benefits represents past service contributions for the Domestic Registered Plans, scheduled to be paid during 2008 while the current portion of Other employee future benefits is an estimate of the claims to be incurred during 2008. The current portion is included in Accounts payable and accrued liabilities.

Total cash payments for 2007, consisting of cash contributed by Air Canada to its defined benefit plans, cash payments to beneficiaries for post-employment and post-retirement plans, and cash contributed to its defined contribution plans were $428 (2006 - $520).

Pension and Other Employee Future Benefit Expense

The Corporation has recorded net defined benefit pension and other employee future benefits expense as follows:

	Pension Benefits		Other Employee Future Benefits	
	2007	2006	2007	2006
Components of Net Periodic Pension Cost				
Current service cost	$ 254	$ 254	$ 69	$ 77
Interest cost	649	640	49	48
Actual return on plan assets	(148)	(1,515)	-	(1)
Actuarial (gain) loss	(1,278)	(47)	(119)	(43)
Other benefits	2	-	-	-
Costs arising in the year	**(521)**	**(668)**	**(1)**	**81**
Differences between costs arising in the year and costs recognized in the year in respect of:				
Return on plan assets	(622)	774	-	-
Actuarial loss (gain)	1,285	65	103	26
Increase (decrease) in valuation allowance provided against accrued benefit asset	1	-	-	-
Net periodic benefit cost of plans	**143**	**171**	**102**	**107**
Amount charged to affiliates	(6)	-	(4)	-
Net defined benefit pension and other employee benefits expense (a)	**$ 137**	**$ 171**	**$ 98**	**$ 107**
Weighted average assumptions used to determine the accrued benefit cost				
Discount rate	5.00 %	5.00 %	5.00 - 5.50 %	5.00 - 5.50 %
Expected long-term rate of return on plan assets	7.15 %	7.50 %	n/a	7.50 %
Rate of compensation increase (b)	2.50 %	4.00 %		

(a) Includes $4 of Pension Benefits related to Jazz (2006 - $10), which was consolidated until May 24, 2007.

(b) A rate of compensation increase of 2% in 2006 and 2% in 2007 was used in determining the net benefit pension expense and 4% for the remaining years.

Other Benefits — Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 9.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007 (2006 - 9.75%). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 and the obligation by $16. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $1 and the obligation by $16.

Pension Plan Cash Funding Obligations

As at December 31, 2007 and based on the January 1, 2007 solvency valuation, the table below provides projections for Air Canada's cash pension plan funding obligations for 2008. The final funding obligation for 2008 will be determined based on the January 1, 2008 valuation.

	2008
Past service domestic registered plans	$ 91
Current service domestic registered plans	166
Other pension arrangements	86
	$ 343

The most recent actuarial valuation is as at January 1, 2007 and the effective date of the next required actuarial valuation is January 1, 2008. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2007 actuarial valuations plus a projection of the current service contributions based upon the January 1, 2007 actuarial valuation used for the purpose. Based on a funding outlook, employer contributions determined in accordance with regulations are expected to increase by approximately $90 in 2008.

On August 9, 2004, the Government of Canada adopted the Air Canada Pension Plan Solvency Deficiency Funding Regulations (the "Pension Regulations"). The Pension Regulations allow Air Canada to fund the solvency deficiencies in its Domestic Registered Plans as of January 1, 2004 over ten years, rather than the five years required under the ordinary rules, and to pay down such deficiencies by way of an agreed schedule of variable annual contributions rather than by way of equal annual contributions as required under the ordinary rules. The Pension Regulations came into force upon Air Canada's emergence from CCAA protection on September 30, 2004, on which date Air Canada issued subordinated secured promissory Notes in an aggregate amount of approximately $347 in favour of the pension plan trustee. Such Notes will be reduced as the principal amount of the solvency deficiencies is paid down, and will only be called on the occurrence of certain specified events of default. The amount of secured promissory Notes outstanding as at December 31, 2007 is $89 (2006 - $219). The effect of the issuance of the subordinated security promissory Notes is included within the fair value of the obligation for pension benefits as reflected in the Corporation's balance sheet. The funding of the notes is included, on a discounted basis, in all future expected cash flows required to fund the benefit obligation.

The composition of the Domestic Registered Plan assets and the target allocation consist of the following:

	November 30, 2007	November 30, 2006	Target Allocation
Equity securities	58.9 %	59.1 %	59.0 %
Bonds and mortgages	36.1 %	34.7 %	41.0 %
Cash and temporary investments	5.0 %	6.2 %	0.0 %
	100.0 %	100.0 %	100.0 %

Domestic Registered Plans
For the Domestic Registered Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund. The investment return objective of the fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

- Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 37% to 43% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.
- Bond and Mortgage investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities or a province thereof, in which the plan may invest the entire fixed income allocation, these investments are required to be diversified among individual securities and sectors. The target return is comprised of 40% of the total return of the Scotia Capital Universe Bond Index and 60% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by Air Canada.

Air Canada's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by Air Canada, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Defined Contribution Plans
The Corporation's management, administrative and certain unionized employees may participate in defined contribution plans. Contributions range from 3% to 6% for those employees in Canada and 3% - 7% for those participants in the United Kingdom. The Corporation contributes an equal amount. The Corporation's expense for defined contribution plans amounted to $4 for the year ended December 31, 2007 (2006 - $7).

14. OTHER LONG-TERM LIABILITIES

		2007	2006
Aeroplan miles obligations (a)		$ 29	$ 105
Unfavourable contract liability on aircraft leases (b)		54	77
Aircraft rent in excess of lease payments (c)	Note 2(Y)	54	121
Long-term employee liabilities (d)		47	54
Aeroplan investment (e)		142	-
Workplace safety and insurance board liabilities		45	45
Other (f)		112	81
		$ 483	$ 483

(a) Air Canada has a liability related to Aeroplan Miles which were issued by Air Canada prior to January 1, 2002. Refer to Note 4 for a description of the Special charge for Aeroplan Miles in 2006. As of December 31, 2007 a liability for approximately 7 billion Miles, or $84, remains in Air Canada, of which $55 is included in current liabilities (total liability of 15 billion miles, or $163 at December 31, 2006). The amount of the additional liability was determined by valuing the incremental Miles at the current fair value.

(b) The unfavourable contract liability on aircraft leases represents the net present value of lease payments in excess of estimated market rents related to lease arrangements that existed on fresh start reporting.

(c) Included in this balance is nil as at December 31, 2007 (2006 - $59) related to Jazz, which was consolidated until May 24, 2007.

(d) The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that existed upon the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

		2007	2006
Beginning of year		$ 77	$ 144
Interest accretion		5	8
Adjustment (see below)		-	(23)
Amounts disbursed		(38)	(52)
Deconsolidation of Jazz	Note 5	(4)	-
End of year		40	77
Current portion		(6)	(32)
		$ 34	$ 45

During 2006, as a result of a review of the outstanding provisions related to programs implemented prior to September 30, 2004, it was determined that a portion of the provision amounting to $23 would no longer be required and was adjusted.

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that have been created subsequent to the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

		2007	2006
Beginning of year		$ 32	$ 13
Special charge for labour restructuring			
2007 ACTS workforce reduction		15	-
2006 non-unionized reduction		-	25
Charges recorded in wages, salaries, and benefits		14	7
Amounts disbursed		(33)	(13)
Disposal of liabilities related to ACTS	Note 6	(2)	-
End of year		26	32
Current portion		(13)	(23)
		$ 13	$ 9

The current portion is included in Accounts payable and accrued liabilities.

The Corporation offers certain severance programs to certain employees from time to time. The cost of these programs is recorded within operating expenses.

During 2007, a charge of $15 was recorded in the ACTS segment for the workforce reduction announced as a result of the termination of a heavy maintenance contract at ACTS. As of October 16, 2007, ACTS Aero is accounted for as an equity investment (see Note 6).

During 2006 a workforce reduction plan was announced to reduce non-unionized employee levels by 20 percent. A special charge of $20 was recorded in the Air Canada segment and $5 in ACTS in 2006 relating to this program.

(e) This represents ACE's negative investment in Aeroplan Income Fund (Note 4).

(f) Other includes asset retirement obligations of the Corporation. Under the terms of their respective land leases, each Fuel Facility Corporation has an obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. If it were found that the Fuel Facility Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For all Fuel Facility Corporations in Canada in which Air Canada participates, Air Canada has recorded an obligation of $7 ($44 undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease using an 8% discount rate, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches. The estimated fair value of the obligation is nil.

15. STOCK-BASED COMPENSATION

ACE Stock Option Plan

Certain of the Corporation's employees participate in the ACE stock option plan. Plan participation is limited to employees holding positions that, in ACE Board's view (or a committee selected by the Board), have a significant impact on ACE's long term results. The stock option plan provides that the options will have an exercise price of not less than 100% of the market price of the underlying shares at the time of grant. Under the terms of the stock option plan, fifty percent of all options vest over four years. The remaining options vest upon performance conditions that are based on net income targets established by the ACE Board over the same time period. All options expire after seven years. The terms of ACE's stock option plan specify that upon the retirement of the employee, options granted to that employee may be exercised as the options vest within three years of such retirement.

In compliance with the terms of the ACE stock option plan, in November 2007, the Board of ACE resolved to immediately vest all remaining unvested ACE stock options. This resulted in the immediate expense recognition of all deferred stock based compensation on outstanding ACE options granted to Air Canada employees, less amounts previously recognized as compensation expense. This expense of $12 is included in the amount below in 2007. As a result of this immediate vesting of all ACE options granted, no further stock based compensation expense is expected to be recorded related to the ACE stock option plan.

The number of ACE stock options granted to employees, the related compensation expense recorded (post adoption of EIC-162) and the assumptions used to determine stock-based compensation expense, using the Black-Scholes option valuation model were as follows:

	2007	2006
Compensation expense ($ millions)	$ 19	$ 7
Number of stock options granted	-	748,926
Weighted average fair value per option granted ($)	$ -	$ 10.61
Aggregated fair value of options granted ($ millions)	$ -	$ 8
Weighted average assumptions:		
Risk-free interest rate	-	4.02 %
Expected volatility	-	35 %
Dividend yield	-	0 %
Expected option life (years)	-	4.50

The risk-free interest rate above is based on the average yield on the Government of Canada marketable bonds for the contractual life of the option in effect at the time of the grant. Expected volatilities used are based on historical volatilities from traded stock of ACE and other factors. A zero dividend yield is used based on the historical dividend yield of ACE. The expected life of the stock options represent the period of time that options granted are expected to be outstanding and is derived from the output of an option valuation model.

In 2007, the amount credited to share capital for ACE stock options exercised was $86 (2006 - $16). For ACE stock options exercised, shares from treasury are issued by the Corporation.

At December 31, 2007, a total of 1,682,206 (2006 - 3,597,798) stock options were outstanding, and represented approximately 1.3% (2006 - 2.9%) of ACE's fully diluted equity, which was within the Corporation's guideline of 5%.

A summary of the activity related to the Corporation employees participating in the ACE stock option plan is as follows:

	2007		2006	
	Options (000)	Weighted Average Exercise Price/Share	Options (000)	Weighted Average Exercise Price/Share
Beginning of year	3,598	$ 25.98	3,187	$ 24.70
Granted	-	-	134	37.65
Exercised	(27)	18.70	(111)	20.00
Forfeited	-	-	(79)	20.00
Outstanding options, prior to distribution January 10, 2007 (March 3, 2006)	3,571	26.04	3,131	25.53
Adjustment - ACE special distribution (a)	866	-	218	-
Outstanding options, after special distribution (a)	4,437	20.95	3,349	23.87
Granted	-	-	615	33.33
Exercised	(1,037)	17.42	(338)	18.80
Forfeited	(2)	26.16	(28)	21.85
Outstanding options, prior to distribution March 14, 2007	3,398	22.02	3,598	25.98
Adjustment - ACE special distribution (a)	591	-	-	-
Outstanding options, after special distribution (a)	3,989	18.75	3,598	25.98
Granted	-	-	-	-
Exercised	(10)	18.53	-	-
Forfeited	(125)	25.95	-	-
Outstanding options, prior to distribution May 24, 2007	3,854	18.53	3,598	25.98
Adjustment - ACE special distribution (a)	613	-	-	-
Outstanding options, after special distribution (a)	4,467	15.98	3,598	25.98
Granted	-	-	-	-
Exercised	(2,591)	14.15	-	-
Forfeited	(194)	22.22	-	-
Outstanding options, end of year	**1,682**	**$ 18.09**	**3,598**	**$ 25.98**
Options exercisable, end of year	**1,682**	**$ 18.09**	**613**	**$ 24.50**

(a) In accordance with the terms of the ACE stock option plan, each distribution of Aeroplan and Jazz units during 2007 and 2006 (Notes 4 and 5) triggered an adjustment to the weighted average exercise price and the number of options outstanding. Effective on the applicable dates of the distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the convertible senior notes described in Note 11.

The total intrinsic value of options exercised under this plan during 2007 was $56 (2006 - $7).

Range of Exercise Prices	Expiry Dates	2007 Outstanding Options: Number of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price/Share	2007 Exercisable Options: Number of Exercisable Options	Weighted Average Exercise Price/Share
$ 11.05	2011	410,977	4	$ 11.05	410,977	$ 11.05
$ 21.13	2012	552,259	5	21.13	552,259	21.13
$ 19.10 - $ 20.04	2013	718,970	6	19.79	718,970	19.79
		1,682,206		$ 18.09	1,682,206	$ 18.09

Range of Exercise Prices	Expiry Dates	2006 Outstanding Options: Number of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price/Share	2006 Exercisable Options: Number of Exercisable Options	Weighted Average Exercise Price/Share
$ 18.70	2011	2,025,074	5	$ 18.70	419,130	$ 18.70
$ 31.89 - $ 38.91	2012	820,936	6	36.89	193,867	37.05
$ 30.61 - $ 36.11	2013	751,788	7	33.70	-	-
		3,597,798		$ 25.98	612,997	$ 24.50

The aggregate intrinsic value of the exercisable options outstanding at December 31, 2007 is $17 (2006 - $8) and the weighted average remaining life is 4.7 years.

Air Canada Long-Term Incentive Plan

Certain of Air Canada's employees participate in the Air Canada Long-term Incentive Plan (the "Air Canada LTIP") administered by the Board of Directors of Air Canada. The Air Canada LTIP which was established at the time of the Air Canada IPO in November 2006 provides for the grant of options and performance share units to senior management and officers of Air Canada.

The options to purchase shares granted under the Air Canada LTIP have a maximum term of 10 years and an exercise price based on the fair market value of the shares at the time of the grant of the options. Options granted under the Air Canada LTIP will vest over four years and will incorporate performance vesting features. The performance vesting conditions are based on operating margin (operating income over operating revenues) and net income targets established by the Air Canada Board over the same time period. The terms of the Air Canada LTIP specify that upon the retirement of the employee, options granted may be exercised as the rights to exercise accrue within three years from the retirement date.

The number of Air Canada stock options granted to employees, the related compensation expense recorded and the assumptions used to determine stock-based compensation expense, using the Black-Scholes option valuation model were as follows:

	2007	2006
Compensation expense ($ millions)	$ 4	$ 3
Number of stock options granted	482,870	1,699,678
Weighted average fair value per option granted ($)	$ 4.32	$ 5.40
Aggregated fair value of options granted ($ millions)	$ 2	$ 9
Weighted average assumptions:		
Risk-free interest rate	3.94% - 4.43 %	4.07 %
Expected volatility	34% - 35 %	35 %
Dividend yield	0 %	0 %
Expected option life (years)	4.50	4.50

A summary of the activity related to Air Canada employees participating in the Air Canada Long-term Incentive Plan is as follows:

	2007		2006	
	Options (000)	Weighted Average Exercise Price/Share	Options (000)	Weighted Average Exercise Price/Share
Beginning of year	1,700	$ 21.00	-	$ -
Granted	483	14.74	1,700	21.00
Exercised	-	-	-	-
Forfeited	(463)	21.00	-	-
Outstanding options, end of year	**1,720**	**$ 19.24**	**1,700**	**$ 21.00**
Options exercisable end of year	**155**	**$ 21.00**	**-**	**$ -**

		2007 Outstanding Options			2007 Exercisable Options	
Range of Exercise Prices	Expiry Dates	Number of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price/Share	Number of Exercisable Options	Weighted Average Exercise Price/Share
$ 21.00	2013	1,237,222	6	$ 21.00	154,653	$ 21.00
$ 11.08 - $ 18.60	2014	482,870	7	14.74	-	-
		1,720,092		**$ 19.24**	**154,653**	**$ 21.00**

		2006 Outstanding Options			2006 Exercisable Options	
Range of Exercise Prices	Expiry Dates	Number of Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price/Share	Number of Exercisable Options	Weighted Average Exercise Price/Share
$ 21.00	2013	1,699,678	7	$ 21.00	-	$ -

The Long-term Incentive Plan also includes Performance Share Units ("PSUs"). The value of the PSUs is based on the fair market value of the shares at the time of the grant. The vesting term of PSUs is three years, commencing generally on January 1 of the year following granting, and incorporate performance vesting features based upon achieving the average Earnings Per Share target established over the vesting period. Subject to vesting and other conditions, each PSU shall entitle the employee to receive a payment in the form of one common share, cash in the amount equal to market value of one common share, or a combination thereof, at the discretion of the Board of Directors. The terms of the plan specify that upon the retirement of an employee, the number of PSUs that vest will be prorated based on the total number of completed months of active service during the PSU vesting term.

The number of PSUs granted to employees and the related compensation expense were as follows:

	2007	2006
Compensation expense ($millions)	$ 2	$ -
Number of PSUs granted	232,760	345,805
Weighted average fair value per PSU granted ($)	$ 16.46	$ 19.40
Aggregate fair value of PSUs granted	$ 4	$ 7

During the year 27,314 PSU's were forfeited (2006 – nil).

Aeroplan Long-Term Incentive Plans

Aeroplan has an Initial Long-Term Incentive Plan ("Aeroplan Initial LTIP") that granted Aeroplan Fund Units to key employees as a one time special award. On March 31, 2006 ACE exchanged on a 1:1 basis 500,000 of its Aeroplan Limited Partnership units into Aeroplan Income Fund units ("Fund Units"). The Aeroplan Income Fund units were transferred to a trust for the purpose of funding the Aeroplan Initial LTIP. The transfer was recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss within ACE. Under the terms of the plan, 50% of the units granted are subject to vesting conditions based on Aeroplan's performance and 50% vest based on time. Performance based units vest at the end of each performance period if distributable cash targets established by the Aeroplan Board of Directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in the following performance period. Forfeited units that do not meet the vesting conditions and accumulated distributions thereon accrue back to ACE.

Aeroplan has an On-going Long-Term Incentive Plan ("Aeroplan On-going LTIP") that grants yearly Aeroplan Fund Units to eligible employees on a basis of a percentage of their annual base salary Aeroplan also has an Omnibus Plan in order to attract and/or retain employees, in which vesting is typically time based, with units vesting 3 years after the grant.

The Aeroplan segment recorded compensation expense of $1 for the period to March 14, 2007 and $3 during 2006 for the above plans.

Jazz Long-Term Incentive Plan

Jazz has a similar Initial Long-Term Incentive Plan ("Jazz Initial LTIP") that granted Jazz Fund Units to key employees as a one-time special award. A total of 603,903 Jazz Fund Units were granted. Under the terms of the plan, 50% of the units granted are subject to vesting conditions based on Jazz's performance and 50% vest on December 31, 2008. The Jazz segment recorded compensation expense of $1 for the period ended May 24, 2007 and $2 during 2006 related to this plan.

For the period ended May 24, 2007, the net amount credited to contributed surplus for the stock-based compensation plans of the Corporation was $1 (2006 - $19).

Employee Ownership Plans

Employee ownership plans have been established for shares of ACE, Air Canada, Aeroplan or Jazz under which eligible employees are allowed to up to 6% of their base salary for purchase of shares on the secondary market. The Corporation will match 33.3% of the investments made by the employee. During 2007, the Corporation recorded compensation expense of $1 (2006 - $2) in the Air Canada segment, less than $1 in the Aeroplan segment up to March 14, 2007 ($2006 - $1) and nil for the Jazz segment up to May 24, 2007 (2006 - $2) for these employee ownership plans. During 2007, the ACE employee share purchase plan was wound up.

16. SHAREHOLDERS' EQUITY

The issued and outstanding common shares of ACE, along with potential common shares, are set out below. See Note 24 for details of a substantial issuer bid, which closed on January 10, 2008.

Outstanding shares (000)	2007	2006
Issued and outstanding		
Class A variable voting shares (a)	82,229	79,499
Class B voting shares (a)	23,709	22,772
Total issued and outstanding	105,938	102,271
Potential common shares		
Convertible preferred shares (c)	11,291	10,747
Convertible notes (d)	12,210	7,354
Stock options	1,682	3,598
Total potential common shares	25,183	21,699

The information presented in the table above reflects the adjustments to the convertible notes and stock options in connection with the distributions of units of Aeroplan Income Fund and units of Jazz Air Income Fund.

Share capital and Other equity (net of issue costs):

	2007	2006
Share Capital and Other equity		
Common shares (a)	$ 1,898	$ 2,188
Adjustment to shareholders' equity (b)	(1,655)	(1,655)
Total Share Capital	243	533
Convertible preferred shares (c)	117	117
Convertible notes (d)	90	92
Total Share Capital and Other equity	$ 450	$ 742

During 2007 the Corporation, issued 3,665,774 (2006 - 449,109) common shares on the exercise of stock options for cash consideration of $56 (2006 - $8), $86 (2006 - $16) including the fair value of exercised stock options transferred to share capital from surplus. In addition, as a result of the Aeroplan and Jazz distributions (Notes 4 and 5), $376 (2006 - $59) was recorded as a reduction in Share capital.

Share capital and other equity is comprised of:

(a) Common shares

Class A Variable Voting Shares

The Class A Variable Voting Shares may be held only by persons who are not Canadians and are entitled to one vote per Class A Variable Voting Share unless (i) the number of Class A Variable Voting Shares outstanding (including the Convertible Preferred Shares, on an as-converted basis), as a percentage of the total number of votes attaching to voting shares outstanding exceeds 25% or (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Class A Variable Voting Share will decrease proportionately such that (i) the Class A Variable Voting Shares as a class (including the Convertible Preferred Shares on an as-converted basis) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE and (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting do not exceed 25% of the votes that may be cast at such meeting.

Class B Voting Shares
The Class B Voting Shares may be held only by persons who are Canadians. Each Class B Voting Share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of the ACE.

The changes during 2007 in the outstanding common shares and their aggregate stated value were as follows:

	2007	
	Number (000)	Amount
Issued, beginning of year	102,271	$ 2,188
Shares issued on the exercise of stock options	3,667	86
Special distributions	-	(376)
	105,938	$ 1,898

	2006	
	Number (000)	Amount
Issued, beginning of year	101,822	$ 2,231
Shares issued on the exercise of stock options	449	16
Special distributions	-	(59)
	102,271	$ 2,188

(b) Adjustment to Shareholders' Equity

As a result of the financial reorganization under CCAA, the assets and liabilities of the consolidated entity excluding goodwill, were comprehensively valued to fair values and a revaluation adjustment of $3,395 was recorded as a credit to share capital. GAAP does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole.

(c) Convertible Preferred Shares

As at September 30, 2004, 12,500 Convertible Preferred Shares were issued for consideration of $250 before fees of $12. These Convertible Preferred Shares are convertible into 11,291,046 common shares, based on the conversion ratio applicable as at December 31, 2007.

For accounting purposes, the Convertible Preferred Shares are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $123 less allocated fees of $6; the value ascribed to the financial liability was $127. The Convertible Preferred Shares will increase by 5% per annum, compounded semi-annually from the date of issuance ("Fully Accreted Value") resulting in an accretion on the financial liability at an effective interest rate of 12%. The financial liability amounted to $182 at December 31, 2007 ($166 at December 31, 2006).

The holders of Convertible Preferred Shares are entitled to vote on an as converted basis with the Variable Voting Shares and the Voting Shares and to the extent that they are held by persons who are not Canadians they shall be subject to the same proportionate reduction in voting percentage as if, for voting purposes only, the Convertible Preferred Shares had been converted into Variable Voting Shares.

The holders of Convertible Preferred Shares shall participate on an as converted basis with the Variable Voting Shares and the Voting Shares with respect to all dividends, distributions, and similar transactions The Convertible Preferred Shares are convertible at the option of the holders thereof at any time into Variable Voting Shares, if held by a non-Canadian, or into Voting Shares, if held by a Canadian, at a conversion rate equal to the Fully Accreted Value per Convertible Preferred Share (as of the conversion date) divided by the Conversion Price. For the purposes of the terms of the Convertible Preferred Shares, "Conversion Price" is equal to $26 or 130% of the initial per share value attributed to the Variable Voting Shares and Voting Shares on September 30, 2004 of $20. The Conversion Price of the Convertible Preferred Shares is subject to certain adjustments, including customary public company anti-dilution protection for stock splits, stock dividends, subdivisions, combinations and similar transactions. split-off, subscription rights or other offers or rights made available to holders of Variable Voting Shares and Voting Shares and any other similar transactions.

Mandatory Conversion

The holders of the Convertible Preferred Shares will be required to convert the Convertible Preferred Shares into fully paid and non-assessable common shares at the conversion ratio applicable upon the date of conversion, if the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeded 175% of the conversion price.

The Convertible Preferred Shares will also be subject to mandatory conversion into fully paid and non-assessable common shares within ten days of each mandatory conversion date, at the conversion ratio applicable upon the date of conversion, upon the following terms and conditions:

- if the closing price of the ACE shares on the principal market exceeds the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date; or
- if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date, (i) the holders of the Convertible Preferred Shares will not be required to convert their Convertible Preferred Shares into ACE shares and (ii) as of such mandatory conversion date, the then applicable conversion price shall be automatically reduced by 3.75%; and
- if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to the final maturity date, then holders of Convertible Preferred Shares will be entitled, upon written notice to ACE given within ten days following the final maturity date, to require ACE to redeem each of the Convertible Preferred Shares in cash at a redemption price equal to the Fully Accreted Value as of the final maturity date.

The first mandatory conversion date is seven years from the date of issuance.

Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking prior to the Convertible Preferred Shares, upon the liquidation, dissolution or winding-up or distribution of the assets of ACE, the holders of the Convertible Preferred Shares will be entitled to receive, prior to and in preference to the holders of ACE shares, an amount equal to the Fully Accreted Value of the Convertible Preferred Shares as of the date of the liquidation, dissolution, winding-up or distribution.

The holders of Convertible Preferred Shares participate on an as-converted basis with respect to all dividends, distributions, spin-off, split-off, subscription rights or other offers made to holders of Class A Variable Voting Shares and Class B Voting Shares and any other similar transactions.

(d) Convertible Notes

During 2005, the Corporation issued $330 of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319. For accounting purposes, the Convertible Notes are presented as a compound instrument with the conversion option reflected in other equity above. Refer to Note 11 for additional information. In 2007, Convertible Notes with a face value of $6 were converted at the option of the holder.

Accumulated Other Comprehensive Income

The following table outlines the components of Accumulated other comprehensive income:

For the year ended December 31 (Canadian dollars in millions)	2007	2006
Accumulated Other Comprehensive income		
Unrealized period change in fair value of derivatives (net of tax of $28)	$ 56	$ -
Accumulated currency translation adjustment related to ACTS	(2)	-
Total comprehensive income	$ 54	$ -

17. EARNINGS PER SHARE

The following table outlines the calculation of basic and diluted earnings per share:

(in millions, except per share amounts)	2007	2006
Numerator:		
Numerator for basic earnings per share:		
Income for the year	$ 1,398	$ 408
Effect of potential dilutive securities:		
Stock options	-	-
Convertible preferred shares	30	23
Convertible notes	29	27
Adjusted numerator for diluted earnings per share	**$ 1,457**	**$ 458**
Denominator:		
Denominator for basic earnings per share:		
Weighted-average shares	103	102
Effect of potential dilutive securities:		
Stock options	2	1
Convertible preferred shares	11	11
Convertible notes	11	7
Adjusted denominator for diluted earnings per share	127	121
Basic earnings per share	$ 13.51	$ 4.01
Diluted earnings per share	$ 11.44	$ 3.80

The calculation of earnings per share is based on whole dollars and not on rounded millions.

As a result, the above amounts may not be recalculated to the per share amount disclosed above.

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the exercise of such securities are assumed to be used to purchase Class B Voting Shares.

Excluded from the calculation of diluted earnings per share were outstanding options where the options' exercise prices were greater than the average market price of the common shares for the year, 2007 nil (2006 - 320,886).

18. SEGMENT INFORMATION

Composition of Business Segments

During 2007 ACE had the following segments: Air Canada (previously Air Canada Services), Aeroplan (up to March 14, 2007), Jazz (up to May 24, 2007), ACTS (up to October 16, 2007) and Corporate Items and Eliminations ("CIE").

CIE includes the corporate, financing and investing activities of ACE. ACE's investments in Aeroplan, Jazz and ACTS Aero were changed in 2007 from the consolidation to equity method of accounting reported under the CIE segment. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. In addition, consolidation adjustments were made related to the timing of revenue and expense recognition pertaining to power-by-the-hour contracts. Subsequent to the change in accounting for ACE's investments in Aeroplan and ACTS, these consolidation adjustments are no longer recorded in CIE. Future income taxes are recorded within the applicable taxable entities and are not allocated to non-taxable entities.

The Aeroplan consolidation adjustments recorded within CIE for the period when Aeroplan was consolidated related mainly to the revenue recognition timing difference from when Aeroplan records revenues, which is at the time a Mile is redeemed for travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, within the Aeroplan segment of the ACE consolidated financial statements, Aeroplan revenue from the redemption of Miles is recorded in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. This results in an elimination of certain Aeroplan Other revenue amounts within CIE to reflect the consolidated recognition of Aeroplan Miles redeemed for travel on Air Canada and Jazz within Passenger revenue. This also results in an adjustment to passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses.

The Jazz segment, included up to May 24, 2007, is operating under the capacity purchase agreement ("Jazz CPA") with Air Canada.

The ACTS segment, included up to October 16, 2007, at which point ACE sold substantially all of the assets and liabilities of ACTS to ACTS Aero. ACTS Aero conducts the business previously operated by ACTS. ACE retained a 23% interest in ACTS Aero.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties.

A reconciliation of the total amounts reported by each business segment to the applicable amounts in the consolidated financial statements follows:

	2007*			
	Air Canada	Aeroplan	Jazz	ACTS
Passenger revenue	$ 9,329	$ -	$ -	$ -
Cargo revenue	548	-	-	-
Other revenue	649	198	3	193
External revenue	10,526	198	3	193
Inter-segment revenue	120	3	610	604
	10,646	**201**	**613**	**797**
Special charge for Aeroplan miles	-	-	-	-
Total revenues	**10,646**	**201**	**613**	**797**
Wages, salaries and benefits	1,920	17	139	272
Aircraft fuel	2,552	-	125	-
Aircraft rent	282	-	57	-
Airport and navigation fees	1,022	-	80	-
Aircraft maintenance, materials and supplies	757	-	50	235
Communications and information technology	275	7	2	13
Food, beverages and supplies	313	-	6	-
Depreciation, amortization and obsolescence	548	3	9	31
Commissions	201	-	-	-
Capacity purchase with Jazz	923	-	-	-
Special charge for labour restructuring	-	-	-	15
Other operating expenses	1,420	134	83	211
Total operating expenses	**10,213**	**161**	**551**	**777**
Operating income (loss)	**433**	**40**	**62**	**20**
Interest income	92	3	2	-
Interest expense	(348)	(3)	(3)	(14)
Interest capitalized	108	-	-	-
Gain (loss) on disposal of assets	19	-	-	-
Gain (loss) on financial instruments recorded at fair value	26	-	-	-
Equity Investment Income	-	-	-	-
Other non-operating income (expense)	(19)	(1)	1	(2)
Non-controlling interest	(9)	-	-	-
Foreign exchange gain (loss)	317	-	-	(4)
Recovery of (provision for) income taxes	(190)	-	-	-
Segment income (loss)	**$ 429**	**$ 39**	**$ 62**	**$ -**

* Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS Aero are not consolidated with ACE (Note 1). Aeroplan, Jazz, and ACTS Aero equity investment income is recorded within CIE prospectively from March 14, 2007, May 24, 2007, and October 16, 2007 respectively.

		2006					
CIE	Total ACE	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total ACE
$ 15	$ 9,344	$ 8,887	$ -	$ -	$ -	$ 82	$ 8,969
-	548	625	-	-	-	-	625
(109)	934	558	759	7	228	(489)	1,063
(94)	10,826	10,070	759	7	228	(407)	10,657
(1,337)	-	196	10	1,374	627	(2,207)	-
(1,431)	**10,826**	**10,266**	**769**	**1,381**	**855**	**(2,614)**	**10,657**
-	-	(102)	-	-	-	-	(102)
(1,431)	**10,826**	**10,164**	**769**	**1,381**	**855**	**(2,614)**	**10,555**
35	2,383	1,816	79	311	331	16	2,553
(124)	2,553	2,544	-	285	1	(284)	2,546
(16)	323	341	-	134	-	(34)	441
(81)	1,021	982	-	178	-	(177)	983
(527)	515	768	-	98	234	(629)	471
(16)	281	273	24	8	14	(30)	289
(1)	318	322	-	15	-	(2)	335
(9)	582	493	14	21	31	17	576
-	201	237	-	-	-	(1)	236
(386)	537	871	-	-	-	(871)	-
-	15	20	-	-	5	-	25
(204)	1,644	1,383	512	187	241	(618)	1,705
(1,329)	**10,373**	**10,050**	**629**	**1,237**	**857**	**(2,613)**	**10,160**
(102)	**453**	**114**	**140**	**144**	**(2)**	**(1)**	**395**
29	126	82	20	6	1	11	120
(52)	(420)	(313)	(15)	(8)	(18)	(24)	(378)
-	108	62	-	(1)	-	-	61
1,347	1,366	(6)	-	-	-	399	393
-	26	(18)	-	-	-	-	(18)
71	71	-	-	-	-	-	-
9	(12)	2	(1)	(1)	1	3	4
(148)	(157)	(12)	-	-	-	(60)	(72)
-	313	12	-	-	-	-	12
(286)	(476)	3	-	-	-	(112)	(109)
$ 868	**$ 1,398**	**$ (74)**	**$ 144**	**$ 140**	**$ (18)**	**$ 216**	**$ 408**

Included within Depreciation, amortization and obsolescence is depreciation of property and equipment for 2007 of $516 (2006 - $467). This is broken down by segment as follows; Air Canada $505 (2006 - $437), Aeroplan nil (2006 - nil), Jazz $9 (2006 - $21), ACTS $6 (2006 - $6), and CIE ($4) (2006 - $3).

Geographic Information

Passenger revenues	2007	2006
Canada	$ 3,977	$ 3,710
US Transborder	1,887	1,841
Atlantic	1,808	1,814
Pacific	968	956
Other	704	648
	$ 9,344	$ 8,969

Cargo revenues	2007	2006
Canada	$ 108	$ 118
US Transborder	24	28
Atlantic	219	224
Pacific	158	214
Other	39	41
	$ 548	$ 625

Passenger and cargo revenues are based on the actual flown revenue for flights with an origin and destination in a specific country or region. Atlantic refers to flights that cross the Atlantic Ocean with origin and destinations principally in Europe. Pacific refers to flights that cross the Pacific Ocean with origin and destinations principally in Asia. Other revenues are principally derived from customers located in Canada.

Segment Asset Information

	2007		
	Air Canada	CIE*	Total
Cash and cash equivalents	$ 527	$ 1,773	$ 2,300
Short-term investments	712	127	839
	$ 1,239	$ 1,900	$ 3,139
Equity investments	$ -	$ (56)	$ (56)
Additions to capital assets (a)	$ 2,596	$ -	$ 2,622
Total assets	$ 11,838	$ 1,933	$ 13,771

*Refer to note 24 for the impact of subsequent events on CIE's cash and cash equivalents and short term investments.

(a) The consolidated total includes additions to capital assets of $10 for Jazz and $16 for ACTS, that were segments up to May 24, 2007 and October 16, 2007 respectively.

	2006					
	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total
Cash and cash equivalents	$ 1,312	$ 167	$ 135	$ -	$ 240	$ 1,854
Short-term investments	798	453	-	-	73	1,324
	$ 2,110	$ 620	$ 135	$ -	$ 313	$ 3,178
Additions to capital assets	$ 863	$ 25	$ 25	$ 7	$ -	$ 920
Total assets	$ 11,388	$ 824	$ 483	$ 989	$ (243)	$ 13,441

Substantially all of the Corporation's property and equipment are related to operations in Canada.

The total assets of CIE is net of the inter-company eliminations between each of the segments and ACE.

19. COMMITMENTS

In 2004, Air Canada signed definitive purchase agreements with Embraer for the acquisition of regional jet aircraft. In November 2005, Air Canada also concluded agreements with The Boeing Company ("Boeing") for the acquisition of Boeing 777 and Boeing 787 aircraft.

Boeing

In November 2005, Air Canada concluded agreements with Boeing for the acquisition of up to 36 Boeing 777 aircraft and up to 60 Boeing 787 Dreamliners. The initial order for the 36 Boeing 777 aircraft was comprised of firm orders for 18 aircraft plus purchase rights for 18 more. The initial order for the Boeing 787 aircraft was comprised of firm orders for 14 aircraft plus purchase rights, options and rolling options for 46 aircraft. In conjunction with the initial agreements, Air Canada received financing commitments from Boeing and the engine manufacturer for all firm aircraft orders covering up to 90% of the capital expenditure. This available financing is based on a floating or fixed rate equivalent and was at 8.70% at December 31, 2007. The term to maturity is 15 years with principal payments made on a mortgage style basis resulting in equal instalment payments of principal and interest over the term to maturity.

During 2007, Air Canada amended agreements with Boeing to cancel orders for two Boeing 777 aircraft scheduled for delivery in 2009. In addition, Air Canada increased its order for Boeing 787 aircraft by 23, bringing its total firm orders to 37 Boeing 787 aircraft. The first delivery of the Boeing 787 firm aircraft is scheduled for 2010 and deliveries of all 37 firm aircraft are scheduled to be completed by 2014. As at December 31, 2007, 18 purchase rights for Boeing 777 aircraft and 23 options for Boeing 787 aircraft remained exercisable. In January, 2008, Boeing announced a delay in the production of its first Boeing 787 aircraft from the end of the first quarter of 2008 to the end of the second quarter of 2008 due to production delays. The Corporation has not been notified that its Boeing 787 deliveries have been affected, however, Air Canada expects to receive an update towards the end of the first quarter of 2008

In conjunction with the amended agreements, Air Canada received additional financing commitments from Boeing for seven of the additional Boeing 787 aircraft (21 Boeing 787 aircraft in total) on the same terms and conditions as described above. Should Air Canada not utilize any of the financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 aircraft of which the terms for 28 aircraft would be revised to cover 80% of the aircraft delivery price and the term to maturity would be reduced to 12 years with straight-line principal repayments over the term to maturity.

As at December 31, 2007, seven of the Boeing 777 firm aircraft have been delivered with the remaining nine firm deliveries expected to be delivered by end of year 2008. The first seven aircraft were financed under loan guarantee support from EXIM. All of the nine Boeing 777 firm aircraft deliveries expected in 2008 have commitments for loan guarantee support to be provided by EXIM which was signed in January, 2008. The loan guarantee, subject to certain conditions, covers a 12-year loan term for 85 percent of the capital expenditure at an interest rate based on a floating rate. This loan guarantee from EXIM is expected to be used instead of the financing commitments provided by Boeing and the engine manufacturer described above. As a result, it is not expected that any of Boeing's and the engine manufacturer's financing commitments for the Boeing 777 aircraft will be utilized. The firm commitment financing on capital purchase commitments disclosed below reflects this guarantee support for only five aircraft in 2008, given that Air Canada expects to sell and lease back the other four aircraft (see below).

In January 2008, Air Canada signed letters of intent for the sale and lease back of four of the nine Boeing 777 deliveries scheduled for delivery in 2008. The lease term for two of the Boeing 777 aircraft is 12 years. The other two Boeing 777 aircraft each have 10.5 year lease terms and Air Canada has options to extend each for an additional 18 months. All four leases are at market lease rates. This replaces an equivalent number of aircraft loan guarantee support commitments provided by EXIM. As a result, the capital expenditure forecast in the table below does not include expenditures relating to these aircraft. These four aircraft deliveries are included in the operating lease commitments table below. The impact of these leases results in a significant reduction in capital expenditures from what was previously disclosed. Operating lease commitments have increased as a result of this change.

Embraer

The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. As of December 31, 2007, 31 options remain exercisable.

The Embraer 190 series deliveries commenced in December 2005. As at December 31, 2007, 42 of the Embraer 190 series firm aircraft orders have been completed an additional aircraft was delivered in January 2008. The two final Embraer 190 series firm aircraft are scheduled for delivery in the first quarter of 2008.

Air Canada has received loan commitments from third parties for the remaining three firm aircraft covering approximately 80% of the capital expenditure to be repaid in quarterly instalments for a 12-year term. Two of these aircraft will be based on floating rates at the 90-day US LIBOR plus 1.90% and one will be based at the fixed rate equivalent of the 90-day US LIBOR plus 1.70%.

Aircraft Interior Refurbishment Program

In addition to acquiring new aircraft, Air Canada commenced a major refurbishment of the interior of its existing aircraft in April 2006. Air Canada has completed the refurbishment of 26 Airbus A319 aircraft, 30 Airbus A320 aircraft, 10 Airbus A321 aircraft and 15 Boeing 767-300 aircraft to date, for a total of 81 aircraft. The Embraer and Boeing 777 aircraft are being delivered with the new seats and entertainment systems already installed. The capital expenditures associated with this program, which are committed, are amortized over a five-year period. A significant portion of the remaining capital expenditures relating to this program are included in the capital commitments table below.

Capital Commitments

The estimated aggregate cost of the future firm deliveries, and other capital purchase commitments as at December 31, 2007 including the impact of the sale and lease back transaction described above and the loan guarantee support signed in January 2008, approximates $4,739 (of which $2,698 is subject to committed financing, subject to the fulfillment of certain terms and conditions). US dollar amounts are converted using the December 31, 2007 noon day rate of CDN$0.9881. The estimated aggregate cost of aircraft is based on delivery prices that include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the 90-day US LIBOR rate at December 31, 2007.

Year ending December 31, 2008	$ 555
Year ending December 31, 2009	102
Year ending December 31, 2010	760
Year ending December 31, 2011	891
Year ending December 31, 2012	692
Thereafter	1,739
	$ 4,739

Operating Lease Commitments

As at December 31, 2007 the future minimum lease payments under existing operating leases of aircraft and other property amount to $2,108 (December 31, 2006 - $2,957) using year end exchange rates. This also includes payments for aircraft contemplated by letters of intent signed in January 2008 for the sale and lease back of four Boeing 777 aircraft as described above.

Operating lease commitments	Aircraft	Other Property	Total
Year ending December 31, 2008	$ 280	$ 59	$ 339
Year ending December 31, 2009	271	42	313
Year ending December 31, 2010	255	36	291
Year ending December 31, 2011	197	33	230
Year ending December 31, 2012	180	32	212
Thereafter	602	121	723
	$ 1,785	$ 323	$ 2,108

As described in Note 22, Air Canada subleases certain aircraft to Jazz on a flow through basis, which are reported net on the statement of operations. These subleases relate to 33 Bombardier CRJ-200 aircraft and 15 Bombardier CRJ-705 aircraft. The operating lease commitments under these aircraft, which are recovered from Jazz, are not included in the aircraft operating lease commitments table above but are summarized as follows:

Year ending December 31, 2008	$ 84
Year ending December 31, 2009	84
Year ending December 31, 2010	76
Year ending December 31, 2011	75
Year ending December 31, 2012	75
Thereafter	673
	$ 1,067

The subleases with Jazz have the same terms and maturity as Air Canada's corresponding lease commitments to the lessors.

Lease payments for aircraft classified as capital leases and variable interest entities for accounting purposes are disclosed in Note 11.

As at December 31, 2007, the future minimum non-cancellable commitments for the next 12 months under the capacity purchase agreements with Jazz is approximately $650 and with unaffiliated regional carriers is $20. As described in Note 22, the initial term of the Jazz CPA expires December 31, 2015 with two automatic renewal periods of five years each, subject to either party's right not to renew by notice at least one year prior to the expiration of the then applicable term. As the rates under the Jazz CPA are subject to adjustments beginning in 2009, it is not possible to determine the minimum non-cancellable commitments beyond 2008 however they are not expected to change significantly from the 2008 amount.

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Under its risk management policy, the Corporation manages its currency risk, interest rate risk, and market risk through the use of various foreign exchange, interest rate, and fuel derivative financial instruments. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profit.

Interest Rate Risk Management

Air Canada enters into forward interest rate agreements to manage the risks associated with interest rate movement on US dollar and Canadian dollar floating rate debt and investments. During 2006 Air Canada entered into 19 interest rate swaps with a notional value of US$414 to receive floating rates and pay a weighted average fixed rate of 5.81% for the debt to be arranged in relation to the financing of Embraer 190 aircraft between June 2006 and February 2008. The swaps have 15 year terms from the expected delivery date of the aircraft and their maturities range from June 2021 to December 2022. Air Canada has been settling the interest rate swaps upon delivery of the related aircraft. Air Canada did not apply hedge accounting to these derivative instruments. As at December 31, 2007, one contract remains outstanding with a fair value of $2 in favour of the counterparty. (December 31, 2006 - $13 in favour of the counterparty for 12 contracts outstanding) During 2007, 11 contracts settled at a net loss of $10.

Air Canada has entered into interest rate swap agreements with a term to January 2024 which convert lease payments related to two B767 aircraft leases consolidated under AcG-15 from fixed to floating rates. These have not been designated as hedges for accounting purposes. As at December 31, 2007 these two swaps have a fair value of $7 in favour of Air Canada ($4 in favour of Air Canada as at December 31, 2006). The notional amount under these two swaps is $103 (US$104) as at December 31, 2007 (December 31, 2006 - $131 (US$112)).

Foreign Exchange Risk Management

Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. As at December 31, 2007, Air Canada had entered into foreign currency forward contracts and option agreements on $2,132 (US$2,158) and $26 (EUR$18) of future purchases in 2008 and 2009. The fair value of these foreign currency contracts as at December 31, 2007 is $124 in favour of third parties (December 31, 2006 - $25 in favour of Air Canada on $586 (US$503) of future purchases in 2007). These derivative instruments have not been designated as hedges for accounting purposes.

Air Canada has entered into currency swap agreements for 16 CRJ aircraft operating leases until lease terminations between 2007 and 2011. During 2007 five currency swaps were settled with a fair value of $10 (which was equal to carrying value) (December 31, 2006 - $10 in favour of the counterparties). Air Canada has 11 currency swap agreements remaining. These currency swaps with third parties, have a nominal fair value in favour of Air Canada at December 31, 2007 (December 31, 2006 - $3 in favour of the Air Canada). The notional amount under these swaps is $78 (US$79) as at December 31, 2007 (December 31, 2006 - $103 (US$88)). These have not been designated as hedges for hedge accounting purposes

Fuel Price Risk Management

The financial results of Air Canada are impacted by changes in jet fuel prices as a result of Air Canada's inherent dependence on energy for its operations. To manage its exposure to jet fuel prices, Air Canada enters into derivative contracts with financial intermediaries for the purpose of managing volatility in operating cash flows. Air Canada uses derivative contracts on jet fuel and also on other crude oil based commodities, such as heating oil and crude oil, due to the relative limited liquidity of jet fuel derivative instruments on a medium to longer term horizon, since jet fuel is not traded on an organized futures exchange. Air Canada does not purchase or hold any derivative financial instruments for trading purposes.

As of December 31, 2007, approximately 20% of Air Canada's anticipated purchases of jet fuel for 2008 are hedged. Air Canada's contracts to hedge anticipated jet fuel purchases over the 2008 period were comprised of jet fuel, heating oil and crude-oil based contract. Air Canada also hedged approximately 3% of its 2009 anticipated jet fuel purchase in heating oil based contracts and 2% of its 2010 anticipated jet fuel purchase in crude oil based contracts.

The following table outlines the notional volumes per barrel along with the weighted average floor and ceiling price for each year currently hedged. These average contract prices represent the equivalent price in West Texas Intermediate ("WTI") using the forward prices for WTI, heating oil, and jet oil as at December 31, 2007:

Notional Volumes (bbl)	Term	WTI-equivalent Average Floor Price (USD$/bbl)	WTI-equivalent Average Ceiling Price (USD$/bbl)
4,890,000	2008	$ 77.97	$ 81.58
840,000	2009	$ 76.03	$ 80.92
480,000	2010	$ 84.20	$ 88.00

Air Canada designates certain of its fuel derivatives as cash flow hedges and applies hedge accounting as prescribed under CICA section 3865, Hedges. Designated hedging items under cash flow hedges result in all period changes in the fair value of the hedging item that are considered effective being recorded in AOCI until the underlying jet fuel is consumed. Upon maturity of the hedging item, the effective gains and losses are recorded in fuel expense. The ineffective component of the change in fair value is recorded in Non-operating income (expense) when it occurs.

Effectiveness is defined as the extent to which changes in the fair value of a hedged item relating to a risk being hedged is offset by changes in the fair value of the corresponding hedging item. Air Canada's accounting policy measures effectiveness based on the change in the intrinsic value of fuel derivatives compared to the change in the intrinsic value of the anticipated jet fuel purchase (based on Air Canada's weighted average price). As Air Canada's current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives may be recorded as ineffective under the current policy.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair market values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices. As a result Air Canada is unable to predict the amount of ineffectiveness for each period. This may result, and has resulted, in increased volatility in the accounting results of Air Canada, but has no impact on the underlying cash flows.

If the hedge ceases to qualify for hedge accounting, any period change in fair value of the fuel derivative instrument is recorded in Non-operating income (expense). For those fuel derivatives that do not qualify for hedge accounting, the period changes in fair value of the fuel derivative is recorded in Non-operating income (expense).

During 2007, hedge accounting was discontinued for certain fuel hedge contracts where the hedging relationship ceased to satisfy the conditions for hedge accounting. The value of the AOCI balance recognized in connection with these derivatives will be taken into fuel expense upon the maturity of the contracts. Air Canada still continues to hold these derivatives as it believes they continue to be good economic hedges in managing its exposure to jet fuel prices.

The following information summarizes the financial statement impact of derivatives designated under fuel hedge accounting, before the impact of tax:

- The fair value of outstanding fuel derivatives under hedge accounting at December 31, 2007 is $67 in favour of Air Canada.
- The 2007 benefit to Fuel expense for the year ended December 31, 2007 is $31.
- The Non-operating income (loss) for the year ended December 31, 2007 is $12. The amount in Non-operating income (loss) represents the ineffective portion of the fair value change in items under hedge accounting.
- The effective change in the fair value of derivatives recorded in OCI for the period is $110 before tax expense of $28. OCI amounts for the year ended December 31, 2007 are presented net of this tax expense in the Consolidated statement of comprehensive Income.

The estimated net amount of existing gains and losses reported in AOCI that is expected to be reclassified to net income during 2008 is $68.

The following information summarizes the financial statement impact of derivatives not designated under fuel hedge accounting, but held as economic hedges, before the impact of tax:

- The fair value of outstanding fuel derivatives not under hedge accounting at December 31, 2007 is $10 in favour of the Corporation.
- The Non-operating gain for the year ended December 31, 2007 is $26. The amount in Non-operating income (loss) represents the change in fair value of these contracts (realized and unrealized) for the current year.

Concentration of Credit Risk

The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals often through the use of major credit cards, through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards. Refer to Note 10 for a description of ABCP held by Air Canada.

Financial Instrument Fair Values in the Statement of Consolidated Financial Position

The carrying amounts reported in the Consolidated statement of financial position for short term financial assets and liabilities, which includes cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments. Cash equivalents and short-term investments are classified as held for trading and therefore are recorded at fair value.

The carrying amounts of foreign currency and interest rate swaps and fuel derivatives is equal to the fair value, which is based on the amount at which they could be settled based on estimated current market rates.

The following is a comparison of fair value versus carrying value of the Corporation's long-term debt and capital lease obligations, as at December 31, 2007, which was estimated using valuation techniques based on current market rates of interest for similar financial liabilities:

	Carrying Value	Estimated Fair Value
Convertible Senior Notes	$ 273	$ 273
Direct Corporation debt	2,551	2,611
Debt consolidated under AcG-15	896	933
Capital lease obligations	972	1,127
	$ 4,692	$ 4,944

In addition, the Corporation has estimated the fair value of the liability element of the Convertible preferred shares using similar valuation techniques as noted above and estimates the fair value at approximately $200 versus a carrying value of $182.

21. CONTINGENCIES, GUARANTEES AND INDEMNITIES

Contingencies

Investigation by Competition Authorities Relating to Cargo

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada, a number of whom, including Air Canada have received a statement of objections from the European Commission that sets out the European Commission's preliminary assessment in relation to such matter. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating with these investigations, which are likely to lead to proceedings against Air Canada and a number of airlines and other cargo operators in certain jurisdictions. Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. Management has determined it is not possible at this time to predict with any degree of certainty the outcome of these proceedings, but these proceedings may result in a material liability to Air Canada.

Porter Airlines Inc.

In February 2006, Jazz commenced proceedings before the Ontario Superior Court of Justice against Porter Airlines Inc. ("Porter") and other defendants (collectively the "Porter Defendants") after Jazz became aware that it would be excluded from operating flights from Toronto City Centre (Island) Airport (the "TCCA"). On October 26, 2007, the Porter Defendants counter-claimed against Jazz and Air Canada alleging various violations of competition law, including that Jazz and Air Canada's commercial relationship contravenes Canadian competition laws, and claiming $850 in damages. Concurrently with the Ontario Superior Court of Justice proceedings, Jazz commenced judicial review proceedings against the Toronto Port Authority ("TPA") before the Federal Court of Canada relating to Jazz' access to the TCCA. The Porter Defendants were granted intervener and party status in these proceedings. In January of 2008, Porter filed a defence and counterclaim against Jazz and Air Canada making allegations and seeking conclusions similar to those in the Ontario Superior Court counterclaim. Air Canada views Porter's counterclaims in both jurisdictions as being without merit.

Claim by the Air Canada Pilots Association

In October 2006, the Air Canada Pilots Association ("ACPA") commenced proceedings before the Ontario Superior Court of Justice against Air Canada, ACE and certain members of the board of directors of Air Canada alleging that certain past and future actions are oppressive to it. A variety of remedies were sought against the parties including an injunction to impose, among other things, limits on corporate distributions including those contemplated under the ACE plan of arrangement which became effective on October 10, 2006. Following a hearing in December, 2006, Mr. Justice Cumming of the Ontario Superior Court of Justice dismissed ACPA's application for an injunction and granted respondents' cross motion to dismiss ACPA's claim. ACPA has not appealed the dismissal of the injunction application but has appealed the order dismissing its claim and the appeal is scheduled to be heard by the Ontario Court of Appeal in March 2008. Management is of the view that the ACPA claim is without merit.

Pay Equity

The Canadian Union of Public Employees ("CUPE"), which represents Air Canada's flight attendants, has a complaint before the Canadian Human Rights Commission where it alleges gender-based wage discrimination. CUPE claims the predominantly female flight attendant group should be paid the same as the predominantly male pilot and mechanics groups because their work is of equal value. The complaint dates from 1991 but has not been investigated on the merits because of a legal dispute over whether the three groups work in the same "establishment" within the meaning of the Canadian Human Rights Act. On January 26, 2006, the Supreme Court of Canada ruled that they do work in the same "establishment" and sent the case back to the Canadian Human Rights Commission, which may now proceed to assess the merits of CUPE's complaint. On March 16, 2007, the Canadian Human Rights Commission referred the complaint against the Corporation for investigation. Air Canada considers that any investigation will show that it is complying with the equal pay provisions of the Canadian Human Rights Act; however, management has determined it is not possible, at this time, to predict with any degree of certainty the final outcome of the Commission's investigation.

Other Contingencies

Various other lawsuits and claims, including claims filed by various labour groups of Air Canada are pending by and against the Corporation and provisions have been recorded where appropriate. It is the opinion of management that final determination of these claims will not have a significant material adverse effect on the financial position or the results of the Corporation.

With respect to 45 aircraft leases of Air Canada, the difference between the amended rents as a result of the implementation of the Plan of Reorganization, Compromise and Arrangement (the "Plan") under the Companies' Creditors Arrangement Act ("CCAA") on September on September 30, 2004 and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable by Air Canada and all future rent will be based on the original contracted rates. Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time management believes the amount is likely to occur.

Guarantees

Guarantees in Fuel Facilities Arrangements

Air Canada participates in fuel facility arrangements operated through fuel facility corporations ("Fuel Facility Corporations"), along with other airlines that contract for fuel services at various major airports in Canada. The Fuel Facility Corporations operate on a cost recovery basis. The purpose of the Fuel Facility Corporations is to own and finance the system that distributes the fuel to the contracting airlines, including leasing the Land Rights under the land lease. The aggregate debt of the five Fuel Facility Corporations in Canada that have not been consolidated by the Air Canada under AcG-15 is approximately $119 as at December 31, 2007 (2006 - $108), which is the Air Canada's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. Air Canada views this loss potential as remote. Each contracting airline participating in a Fuel Facility Corporation shares pro rata, based on system usage, in the guarantee of this debt.

Indemnification Agreements

Air Canada enters into real estate leases or operating agreements, which grant a license to Air Canada to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for Air Canada as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Air Canada's use or occupancy of the leased or licensed premises. Exceptionally, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, Air Canada typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing or leasing agreements, Air Canada typically indemnifies the financing parties, trustees acting on their behalf and other related parties and/or lessors against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. In addition, in aircraft financing or leasing transactions, including those structured as leveraged leases, Air Canada typically provides indemnities in respect of various tax consequences, including in relation to the leased or financed aircraft, the use, possession, operation, maintenance, leasing, subleasing, repair, insurance, delivery, import, export of such aircraft, the lease or finance arrangements entered in connection therewith, changes of law and certain income, commodity and withholding tax consequences.

When Air Canada, as a customer, enters into technical service agreements with service providers, primarily service providers who operate an airline as their main business, Air Canada has from time to time agreed to indemnify the service provider against liabilities that arise from third party claims, whether or not these liabilities arise out of or relate to the negligence of the service provider, but excluding liabilities that arise from the service provider's gross negligence or willful misconduct.

Under its general by-laws, the Corporation has indemnification obligations to its directors and officers. Pursuant to such obligations, the Corporation indemnifies these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to the Corporation.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. The Corporation expects that it would be covered by insurance for most tort liabilities and certain related contractual indemnities described above.

22. RELATED PARTY TRANSACTIONS

At December 31, 2007 ACE has a 75% ownership interest in Air Canada. Air Canada has various related party transactions with other ACE related entities, including Aeroplan, Jazz, and ACTS Aero. ACTS Aero conducts the business operated by ACTS subsequent to the monetization completed on October 16, 2007 (refer to Note 6). ACE's relationships with Aeroplan, Jazz, and ACTS Aero are described in Notes 3, 4 and 5 respectively.

Related party trade balances, as outlined below, mainly arise from the provision of services, including the allocation of employee related costs, as further described in Note 13. Trade balances between the related parties have trade terms which generally require payment 30 days after receipt of invoice.

The related party balances resulting from the application of the commercial agreements were as follows:

	2007
Accounts receivable	
Aeroplan (Air Canada)	$ 20
Aeroplan - distribution receivable (ACE)	3
Jazz (Air Canada)	85
Jazz - distribution receivable (ACE)	2
ACTS Aero (Air Canada)	99
	$ 209
Accounts payable and accrued liabilities	
Jazz (Air Canada)	$ 71
ACTS Aero (Air Canada)	88
	$ 159

The related party revenues and expenses with Aeroplan (period from March 14, 2007 to December 31, 2007), Jazz (period from May 24, 2007 to December 31, 2007) and ACTS Aero (period from October 16, 2007 to December 31, 2007) are summarized as follows:

	2007
Revenues	
Revenues from Aeroplan related to Aeroplan rewards net of purchase of Aeroplan miles	$ 137
Property rental revenues from related parties	11
Revenues from corporate services and other	24
Aircraft sublease revenues from Jazz	14
Air Canada Ground Handling revenues from Jazz	33
Maintenance revenue from Jazz (ACTS)	21
	$ 240
Expenses	
Maintenance expense for services from ACTS / ACTS Aero	$ 107
Expense from Capacity Purchase Agreement with Jazz	537
Pass through fuel expense from Jazz	197
Pass through airport expense from Jazz	120
Pass through other expense from Jazz	17
Other expenses	9
Recovery of wages, salary and benefit expense for employees assigned to related parties	(43)
	$ 944

In addition to the above revenues and expenses with Jazz, Air Canada transfers fuel inventory and subleases certain aircraft to Jazz on a flow through basis, which are reported net on the consolidated statement of operations.

Summary of significant related party agreements

The Relationship between the Corporation and Aeroplan

ACE holds a 20.1% ownership interest in Aeroplan Income Fund as at December 31, 2007. At December 31, 2006 Aeroplan was a subsidiary of ACE in which ACE held a 75.3% interest.

The transactions between Air Canada and Aeroplan described below are recorded at the exchange amount and are settled by netting amounts payable against amounts receivable in accordance with the inter-company agreements with any outstanding balance paid in the subsequent period. Accordingly the amounts have been presented, as at December 31, 2007 and December 31, 2006, the amounts have been presented on a net basis as the parties intend to settle on a net basis.

Aeroplan Commercial Participation and Services Agreement (Aeroplan CPSA)
Air Canada and Aeroplan are parties to the Aeroplan CPSA dated June 9, 2004. Pursuant to the Aeroplan CPSA, Air Canada allocates 8% of the seat capacity to Aeroplan on the flights operated by Air Canada and Jazz and certain other air carriers under the Air Canada code (collectively, the "AC Flights") at a fixed redemption cost. In 2007, the rates charged for such seat capacity were renegotiated in accordance with the Aeroplan CPSA for the period January 1, 2008 through to December 31, 2010. Aeroplan may also purchase an unlimited number of available seats based on published fares with a variable discount depending on the fare product. Any adjustment to this variable discount is based on an identified set of parameters. The Aeroplan CPSA also provides that Aeroplan will be charged the lowest fares charged to any other loyalty program taking into account Aeroplan's volume purchase of Air Canada's seat inventory. The Aeroplan CPSA expires June 29, 2020 with four automatic renewals of five year each, unless either party provides notice of its intention not to renew at least twelve months prior to the expiry of the applicable term.

Air Canada is one of Aeroplan's leading partners and it pays a fee to participate in the Aeroplan program, which fee is based on the Aeroplan miles awarded to Aeroplan members who are Air Canada customers traveling on AC Flights. Aeroplan is required to purchase a minimum number of reward travel seats on AC Flights annually, 2007 - $171 (2006 - $170), which number is a function of Aeroplan's consumption of seats in the three preceding calendar years. Moreover, Air Canada is required to purchase a minimum number of Aeroplan miles annually.

The Aeroplan CPSA also provides that Aeroplan shall, in return for a service fee, manage Air Canada's frequent flyer tier membership program for Air Canada Super Elite™, Elite™ and Prestige™ customers, as well as perform certain marketing and promotion services for Air Canada, including call centre services for the frequent flyer tier membership program.

Aeroplan Master Services Agreement (Aeroplan MSA)
Air Canada and Aeroplan are parties to the Aeroplan MSA effective January 1, 2005 pursuant to which, Air Canada provides certain services to Aeroplan in return for a fee based on Air Canada's fully allocated cost of providing such services to Aeroplan plus a mark-up to reflect overhead and administrative costs. Pursuant to the Aeroplan MSA, Air Canada provides Aeroplan with infrastructure support which is mostly administrative in nature, including information technology, human resources, finance and accounting, and legal services. Amounts related to the MSA are included in the above table summarizing related party revenues and expenses under Revenues from corporate services and other.

Aeroplan General Services Agreement (Aeroplan GSA)
Air Canada and Aeroplan are parties to the Aeroplan GSA effective January 1, 2005 pursuant to which Air Canada provides Aeroplan with the services of a group of call centre employees of Air Canada. Aeroplan must reimburse Air Canada for all costs, including salary and benefits, related to the call centre employees on a fully allocated basis. With regard to the shortfall in the pension plan maintained by Air Canada which covers, among others, these call centre employees, Aeroplan has agreed to pay an amount not to exceed $11 over a six year period ending in 2013 to compensate Air Canada for call centre employees' share of the unfunded Air Canada pension liability. Either party may, subject to collective agreements of the employees assigned to Aeroplan, terminate the GSA upon six months notice.

Trademark License Agreement

Pursuant to a Trademark License Agreement effective May 13, 2005, Air Canada and Aeroplan have granted each other reciprocal royalty-free, non-exclusive, non-sublicensable, non-assignable rights to use certain of each other's trademarks around the world which incorporate their names or logos, solely in association with the Aeroplan Program. No fees were charged or earned under this agreement for 2007 and 2006.

The Relationship between the Corporation and Jazz

ACE holds a 20.1% ownership interest in Jazz Air Income Fund as at December 31, 2007. On January 24, 2008, ACE's ownership interest in Jazz Air Income Fund was reduced to 9.5%. At December 31, 2006 Jazz was a subsidiary of ACE in which ACE held a 79.7% interest. Jazz is consolidated in these consolidated financial statements under AcG-15 up to May 24, 2007. Jazz is still considered to be a variable interest entity to Air Canada, however, is no longer the primary beneficiary under AcG-15. The deconsolidation of Jazz does not impact any of the contractual arrangements between Air Canada and Jazz.

In addition to the agreements summarized below, Air Canada and Jazz are also parties to a number of lease agreements pursuant to which Jazz leases or subleases, from Air Canada, certain premises at airports across Canada. Refer to Note 19, Commitments for further details.

Jazz Capacity Purchase Agreement (Jazz CPA)

Air Canada and Jazz are parties to the Jazz CPA, effective January 1, 2006, pursuant to which Air Canada purchases substantially all of Jazz's fleet capacity based on predetermined rates, in addition to reimbursing Jazz, without mark-up, for certain pass-through costs as defined in the Jazz CPA which include fuel, airport and navigation fees. The fees include both a variable component that is dependent on Jazz aircraft utilization and a fixed component. The initial term of the Jazz CPA expires December 31, 2015. There are two automatic renewal periods of five years each, subject to either party's right not to renew by notice at least one year prior to the expiration of the then applicable term. The rates under the Jazz CPA are subject to periodic adjustment with the next adjustment scheduled for the start of 2009. Amounts related to the CPA are included on the Expense from CPA with Jazz line in the table above.

Jazz Master Services Agreement (Jazz MSA)

Air Canada and Jazz are parties to the Jazz MSA pursuant to which Air Canada provides certain services to Jazz in return for a fee based on the fair market value of the services provided by Air Canada to Jazz. Pursuant to the Jazz MSA, Air Canada provides Jazz with infrastructure support consisting principally of administrative services in relation with information technology, corporate real estate, environmental affairs and legal services. Jazz benefits from certain information technology services available to Air Canada from third parties and from Air Canada's internal information technology resources.

Either Air Canada or Jazz may elect to terminate any services under the Jazz MSA (without terminating the whole Jazz MSA) or the entire Jazz MSA upon one year's prior written notice. The Jazz MSA terminates upon the termination of the Jazz CPA.

Jazz Trademark License Agreements

Air Canada and Jazz are parties to the Jazz Trademark License Agreement pursuant to which Air Canada has granted Jazz a royalty-free, non-exclusive, non-sublicensable, non-assignable right to use certain trademarks owned or registered by Air Canada around the world including "Jazz" and certain trademarks which incorporate the Air Canada name, and/or Air Canada's roundel design, solely in association with the Jazz business. The Jazz Trademark License Agreement can be terminated in the event that the Jazz CPA is terminated. However, Air Canada and Jazz have also entered into a Jazz Special Trademark Agreement which would grant all of Air Canada's rights to the Jazz trademark to Jazz (and preclude Air Canada from using the Jazz trademark or licensing the Jazz trademark to third parties) upon the occurrence of certain events involving (i) the expiration or termination of the Jazz CPA if, at such time, Jazz is no longer an affiliate of Air Canada; (ii) the occurrence of a change of control pursuant to which Jazz ceases to be an affiliate of Air Canada if, at or prior to such time, the Jazz CPA has expired or has been terminated; or (iii) the sale or transfer of all or substantially all of the assets or business of Jazz to a third party that is not an affiliate of Air Canada if, at or prior to such time, the Jazz CPA has expired or has been terminated.

Air Canada and Jazz are also parties to a number of lease agreements pursuant to which Jazz leases or subleases, from Air Canada, certain premises at airports across Canada.

The Relationship between the Corporation and ACTS

ACTS was a wholly owned subsidiary of ACE providing full-service maintenance, repair and overhaul services. As described in Note 6, on October 16, 2007 ACE sold substantially all of the assets and liabilities of ACTS to ACTS Aero. ACTS Aero conducts the business previously operated by ACTS. As at December 31, 2007 ACE has a 23% interest in ACTS Aero.

The ACTS Maintenance Agreements, the ACTS Master Services Agreement, the ACTS Trademark License Agreement, the Repair Schemes and Non-Compete Agreement and the ACTS General Services Agreements, all between Air Canada and ACTS LP and described below were assigned from ACTS LP to ACTS Aero upon closing of the monetization of ACTS (Note 6).

ACTS Maintenance Agreements
ACTS Aero and Air Canada are parties to a general terms and related services agreements effective October 1, 2006, pursuant to which ACTS Aero provides technical services to Air Canada including engine and auxiliary power unit maintenance services, aircraft heavy maintenance services (excluding line and cabin maintenance services which are provided by Air Canada), component maintenance services, paint services, training services and ancillary services. ACTS Aero serves as Air Canada's exclusive repair agency in respect of aircraft heavy maintenance, engine maintenance, auxiliary power unit maintenance services as well as for maintenance services relating to certain components. ACTS Aero serves as Air Canada's non-exclusive repair agency in respect of other services provided. Except for the services agreement relating to aircraft heavy maintenance services which expires in October 2011, and the services agreement relating to paint services which expires in October 2009, each of the agreements referred to above expires in October 2013.

ACTS Master Services Agreement (ACTS MSA)
ACTS Aero and Air Canada are parties to an amended and restated master services agreement (the "ACTS MSA"), effective January 1, 2007, pursuant to which Air Canada provides ACTS Aero with services including infrastructure support and services which are mostly administrative in nature, including information technology, human resources, finance and accounting, and claims services in return for fees paid by ACTS Aero to Air Canada. ACTS Aero may elect to terminate any services under the ACTS MSA or the entire ACTS MSA upon six months' prior written notice, with the exception of services relating to information technology which ACTS Aero cannot terminate prior to the expiry of the ACTS MSA. Air Canada may elect to terminate any services under the ACTS MSA or the entire ACTS MSA upon 18 months' prior written notice. These amounts are recorded in the above table summarizing related party revenues and expenses under Revenues from corporate services and other.

ACTS Trademark License Agreement
ACTS Aero and Air Canada are parties to a trademark license agreement (the "ACTS Trademark License Agreement"), effective September 30, 2004, pursuant to which Air Canada has granted ACTS Aero a royalty-free, non-exclusive, non-assignable right to use certain Air Canada trademarks which incorporate the Air Canada name, and Air Canada's roundel design, solely in association with the provision of heavy maintenance, component maintenance and supply chain business services in Canada and the United States. The ACTS Trademark License Agreement was amended on closing of the sale of ACTS LP to provide for the termination of the agreement on October 16, 2008.

ACTS General Services Agreements
ACTS Aero and Air Canada are parties to an amended and restated general services agreement (the "ACTS GSA"), effective as of June 22, 2007, pursuant to which Air Canada provides ACTS Aero with the services of a group of unionized employees for which Air Canada is reimbursed by ACTS Aero for all costs, including salary and benefits, on a fully allocated basis. The ACTS GSA may be terminated by either party at any time upon a 30 days' prior written notice.

Real Estate Agreements

As part of the closing of the monetization of ACTS LP, Air Canada sold a building to ACTS Aero for proceeds of $28 effective as of October 16, 2007. In connection with the sale, Air Canada and ACTS Aero entered into a land sublease for certain land contiguous with the building and a service contract whereby Air Canada provides ACTS Aero certain services related to the operation of the building.

ACTS Aero and Air Canada are parties to a master lease agreement, effective as of October 1, 2006, pursuant to which ACTS Aero leases space from Air Canada at the Vancouver, Winnipeg, Toronto and Montreal airports.

The non unionized employees were transferred to ACTS on October 16, 2007. Post October 16, 2007, the non-unionized employees of ACTS are not covered under the GSA.

Cash Management System

Air Canada managed the cash for ACTS up to October 16, 2007. All cash collected from billings and sources other than Air Canada is recorded by Air Canada on a daily basis. Any payments to pay obligations related to operating and financing costs and capital expenditures other than obligations to Air Canada and other ACE affiliates were made through the Air Canada cash management system. Inter-company accounts receivable and payable include any excess cash, (cash proceeds greater than cash expenditures), cash deficiencies (cash expenditures greater than proceeds) or deferrals of receipts of payments. The consolidated statement of cash flows reflects the receipt and repayment of excess cash as a financing activity and the disbursement and repayment of cash deficiencies as investing activities.

Pension and Benefits Agreement

Air Canada, ACTS and ACTS Aero entered into a Pension and Benefits Agreement effective as of October 16, 2007 ("Pension and Benefits Agreement"), relating to pension and benefits arrangements pertaining to (i) the non-unionized employees of Air Canada who were previously assigned to the ACTS operation became employees of ACTS Aero on October 16, 2007 and (ii) unionized employees of Air Canada who were assigned to ACTS Aero operation pursuant to general services agreements between Air Canada and ACTS for the assignment of unionized employees from Air Canada to ACTS (these agreements were assigned to ACTS Aero upon the closing of the monetization). New defined benefit and defined contribution pension plans as well as other employee and retiree benefit arrangements (including health, life and disability) are being established by ACTS Aero (the "ACTS Benefit Arrangements").

Upon receipt of regulatory approval where required and based upon valuations of the relevant pension and benefit arrangements of Air Canada (the "Air Canada Benefit Arrangements") as at October 16, 2007, the assets and obligations under the Air Canada Benefit Arrangements pertaining to the transferring non-unionized employees will be transferred to ACTS Aero or the ACTS Benefit Arrangements, as applicable. Amounts with a present value equal to the solvency deficiency in the defined benefit pension plans as at October 16, 2007 related to transferring non-unionized employees will be paid by Air Canada through quarterly payments to ACTS Aero until 2012. The present value of these quarterly payments is also referred to as the compensation amount. Until such future time as the assets and obligations under the Air Canada Benefit Arrangements pertaining to non-unionized employees may be transferred to ACTS Aero, the current service pension cost and the current service and interest costs for other employee benefits will be expensed by Air Canada with a full offset recorded as an amount charged to affiliates (ACTS Aero).

In addition, the Pension and Benefits Agreement contemplates similar asset and liability transfer and compensation arrangements in respect of unionized employees, which arrangements would take effect at such future time as those unionized employees may be transferred from Air Canada to ACTS Aero. However, the solvency deficiencies in respect of transferring unionized employees for which the future quarterly compensation payments would be made are determined as at October 16, 2007, subject to certain adjustments, and the discount rate used to compute the accounting liability for the unionized employees' retiree and disability benefits is fixed as at October 16, 2007. The compensation payments in respect of these solvency deficiencies and accounting liabilities would be made quarterly during the five years beginning after the unionized employees are transferred to ACTS Aero, but only if such a transfer occurs. Until such future time as the assets and obligations under the Air Canada Benefit Arrangement pertaining to unionized employees may be transferred to ACTS Aero, the current service pension cost and the current service and interest costs for other employee benefits in respect of Air Canada employees providing services to ACTS Aero are charged to ACTS Aero.

The Pension and Benefits Agreement also required that Air Canada provide letters of credit to ACTS Aero on October 16, 2007, to secure the above-described payment obligations in respect of the solvency deficiencies of the defined benefit pension plans and accounting liabilities for other retiree and disability benefit arrangements. The letters of credit total $101, subject to adjustment once the exact amounts of the relevant solvency deficiencies and accounting liabilities as at October 16, 2007 are determined by actuarial valuations. The face amount of the letter of credit in respect of the unionized solvency deficiency is also adjusted annually to recognize past service costs paid by Air Canada to the plan in respect of unionized employees assigned to ACTS Aero. The face amount of the letters of credit decreases as the related quarterly funding payments described above are made. ACTS Aero may call the letters of credit in whole or in part, in the event of a default as defined in the Pension and Benefits Agreement. Collateral equal to the amount of the letters of credit was paid in cash with the asset recorded in Deposits and other assets.

Non-Compete and Repair Schemes Transfer Agreement

ACTS Aero and Air Canada are parties to a non-compete and repair schemes transfer agreement, effective as of October 16, 2007 (the "Repair Schemes and Non-Compete Agreement"). Generally described, repair schemes are processes and methods which may be used in the maintenance and repair of aircraft and related equipment. The Repair Schemes and Non-Compete Agreement confirmed an arrangement and provides for the sale from Air Canada to ACTS Aero (as successor to ACTS LP) of an undivided joint ownership interest in repair schemes owned by Air Canada or approved under Air Canada's airworthiness engineering organization as well as the sale from ACTS Aero to Air Canada of an undivided joint ownership interest in the repair schemes owned or developed by ACTS Aero and applicable to airframe heavy maintenance services provided by ACTS to Air Canada under the parties' airframe heavy maintenance services agreement. However, in September 2004 as part of the implementation of the Corporation's plan of arrangement under the Companies' Creditors Arrangement Act, the Corporation had already granted ACTS full and exclusive right to these schemes on a royalty free basis.

This Repair Schemes and Non-Compete Agreement also restricts Air Canada's ability to own any equity interest in an entity (other than entities in which Air Canada previously held interests), or to carry on a business activity, related to the following commercial maintenance, repair and overhaul services in the airline industry, namely, airframe heavy maintenance and paint services, engine and auxiliary power unit ("APU") overhaul maintenance services, and component maintenance services. The applicable non-compete periods are as follows:

- With respect to airframe heavy maintenance services and paint services, the non-compete period ends one year after the current heavy maintenance services agreement is terminated or expires (the current term of the heavy maintenance services agreement expires October 1, 2011);
- With respect to engine and APU overhaul maintenance services, the non-compete period ends on October 1, 2015; and
- With respect to component maintenance services, the non-compete period ends on October 1, 2016;

The Repair Schemes and Non-Compete Agreement does not restrict Air Canada from holding interests in any entities in which it held interests at the time of concluding the agreement nor does it limit Air Canada's line maintenance activities which it continues to operate.

In consideration for the transfer of the repair schemes, Air Canada received $20 during 2007 (Note 6).

The Repair Schemes and Non-Compete Agreement was assigned to ACTS Aero upon closing of the ACTS Monetization.

ACTS Trademark License Agreement

In addition to the above transactions, the ACTS Trademark License Agreement described above was amended on closing of the ACTS Monetization on October 16, 2007 to provide for the termination of the agreement on October 16, 2008.

Non-recurring transactions between ACE and Air Canada

Share purchase rights sold from Air Canada to ACE

During 2007 Air Canada entered into an aircraft transaction with an unrelated third party whereby partial consideration was paid to Air Canada in the form of a right to acquire shares of the unrelated third party. The transaction related to the sale by Air Canada of two Airbus A319 aircraft and the sublease by Air Canada of an additional two Airbus A319 aircraft, all of which was completed in 2007 with the exception of one of the Airbus A319 aircraft, which was completed in early 2008. Air Canada sold the right to acquire shares received from the unrelated third party to ACE, at fair value, for proceeds of $1.

Warrants purchased from ACE

During 2007 Air Canada purchased certain share warrants held by ACE for consideration of $4. These warrants are for the purchase of shares of an unrelated third party from which Air Canada purchases services. The equity of the unrelated third party is not quoted in an active market and therefore fair value is not reliably measurable. As such, the financial instrument is recorded at cost, being the carrying amount in ACE of nil.

Air Canada Vacations

During 2007, ACE sold its remaining 49% interest in Air Canada Vacations to Air Canada for proceeds of $10. Air Canada Vacations is now 100% owned by Air Canada and ACE's indirect interest in Air Canada Vacations was reduced from 87.25% to 75%. As a result of the sale, ACE recorded a dilution gain of $3 related to the non-controlling interest in Air Canada in Other non-operating income (expense).

23. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following tables and disclosures represent the principal reconciling items between US GAAP and Canadian GAAP affecting the statement of operations and retained earnings and the statement of financial position, as well as additional disclosures required by US GAAP. A statement of cash flows prepared under US GAAP is not included because the differences from the statement of cash flows prepared under Canadian GAAP are not material.

(Canadian dollars – millions except per share data)	2007	2006
Income for the period in accordance with Canadian GAAP	$ 1,398	$ 408
Convertible securities (2)	135	13
Derivative financial instruments (3)	118	(19)
Jazz dilution gain (4)	-	(41)
Air Canada dilution gain (5)	-	(202)
Distributions (6,7)	9	4
Stock-based compensation (9)	(6)	(7)
Aircraft leases (10)	(4)	(3)
Amortization of intangible assets (11)	(28)	(8)
Labour related provisions (12)	-	23
Post-employment benefits (13)	17	48
Employee future benefits (15)	1	-
Secondary offering of Aeroplan units (6)	(48)	-
Secondary offering of Jazz units (7)	30	-
Monetization of ACTS (8)	(31)	-
Non-controlling interest (17)	(26)	-
Income adjustments for the period before the following	167	(192)
Income tax adjustment net of non-controlling interest	36	7
Respective period income adjustments in accordance with US GAAP	203	(185)
Income for the period in accordance with US GAAP	**$ 1,601**	**$ 223**
Total comprehensive income for the period in accordance with Canadian GAAP	$ 1,459	$ 408
Respective period income adjustments in accordance with US GAAP	203	(185)
Defined benefit pension plans: (a) (15)		
Minimum pension liability adjustment	-	74
Net actuarial gain arising during period	484	-
Amortization of net actuarial loss included in net periodic pension cost	3	-
Deconsolidation and secondary offering of Jazz units (7)	7	-
Derivative financial instruments (a) (3)	(82)	-
Available-for-sale securities (a) (16)	-	(89)
Total comprehensive income for the period in accordance with US GAAP	**$ 2,074**	**$ 208**
Earnings per share – US GAAP (19)		
- Basic	$ 15.26	$ 2.01
- Diluted	$ 12.75	$ 1.97

(a) All items in Other Comprehensive Income are shown net of tax.

	2007	2006
Deferred charges		
Balance under Canadian GAAP	$ 51	$ 116
Aircraft leases (10)	(6)	(3)
Convertible securities (2,3)	6	(3)
Deferred finance charges (3)	42	-
Balance under US GAAP	**$ 93**	**$ 110**
Goodwill		
Balance under Canadian GAAP	$ -	$ -
Goodwill (11)	-	675
Balance under US GAAP	**$ -**	**$ 675**
Intangible assets		
Balance under Canadian GAAP	$ 647	$ 1,643
Distributions (6)	-	4
Goodwill (11)	889	915
Balance under US GAAP	**$ 1,536**	**$ 2,562**
Deposits and other assets		
Balance under Canadian GAAP	$ 527	$ 323
Derivative financial instruments (3)	-	(1)
Available-for-sale securities (16)	-	23
Pension asset adjustment (15)	630	91
Deconsolidation of Jazz (7)	(46)	-
Secondary offering of Jazz units (7)	32	-
Deconsolidation of ACTS (8)	41	-
Monetization of ACTS (8)	(31)	-
Balance under US GAAP	**$ 1,153**	**$ 436**
Accounts payable and accrued liabilities		
Balance under Canadian GAAP	$ 1,266	$ 1,547
Convertible notes – embedded derivative (2)	47	-
Derivative financial instruments (3)	-	29
Balance under US GAAP	**$ 1,313**	**$ 1,576**
Current portion of long-term debt and capital leases		
Balance under Canadian GAAP	$ 686	$ 367
Convertible securities (2)	17	-
Balance under US GAAP	**$ 703**	**$ 367**
Long-term debt and capital leases		
Balance under Canadian GAAP	$ 4,006	$ 3,759
Convertible securities (2)	-	17
Deferred finance charges (3)	42	-
Balance under US GAAP	**$ 4,048**	**$ 3,776**
Convertible preferred shares		
Balance under Canadian GAAP	$ 182	$ 166
Reclassification of convertible preferred shares (2)	(182)	(166)
Balance under US GAAP	**$ -**	**$ -**
Future income taxes		
Balance under Canadian GAAP	$ 50	$ 136
Goodwill (11)	112	88
Balance under US GAAP	**$ 162**	**$ 224**

	2007	2006
Pension and other benefit liabilities		
Balance under Canadian GAAP	$ 1,824	$ 1,876
Additional minimum pension liability adjustment (15)	-	108
Pension liability adjustment (7,15)	93	227
Post-employment benefits (13)	(86)	(69)
Employee future benefits (15)	(1)	-
Balance under US GAAP	**$ 1,830**	**$ 2,142**
Other long-term liabilities		
Balance under Canadian GAAP	$ 483	$ 483
Convertible preferred shares – embedded derivative (2)	81	178
Convertible notes – embedded derivative (2)	-	60
Distributions (6)	39	-
Deconsolidation of Aeroplan (6)	(174)	-
Secondary offering of Aeroplan units (6)	48	-
Balance under US GAAP	**$ 477**	**$ 721**
Non-controlling interest		
Balance under Canadian GAAP	$ 757	$ 695
Earnings allocation to non-controlling interest	17	-
Additional non-controlling interest – Jazz (4, 7)	-	41
Additional non-controlling interest – Air Canada (5)	202	202
Balance under US GAAP	**$ 976**	**$ 938**
Temporary equity		
Balance under Canadian GAAP	$ -	$ -
Reclassification of convertible preferred shares (2)	219	200
Balance under US GAAP	**$ 219**	**$ 200**

	2007	2006
Shareholders' equity		
Share capital and other equity		
Balance under Canadian GAAP	$ 450	$ 742
Reclassification of convertible preferred shares and convertible notes (2)	(207)	(209)
Future income tax (6,7)	(19)	(6)
Goodwill recorded at fresh-start (11)	1,596	1,596
Distributions (7)	(7)	-
Labour related provisions (12)	(23)	(23)
Balance of Share capital and other equity under US GAAP	$ 1,790	$ 2,100
Contributed surplus		
Balance under Canadian GAAP	$ 504	$ 25
Deconsolidation of Aeroplan (6)	(260)	-
Distributions (6)	(33)	-
Stock-based compensation (9)	-	(6)
Redemption of convertible notes	(1)	-
Balance of Contributed surplus under US GAAP	$ 210	$ 19
Retained earnings		
Balance under Canadian GAAP	$ 2,209	$ 810
Convertible securities (2)	(57)	(38)
Current year income adjustments	203	(185)
Cumulative prior year adjustments:		
Stock-based compensation (9)	6	13
Future income tax (11)	24	17
Goodwill (11)	(94)	(94)
Intangible asset amortization (11)	(11)	(3)
Derivative financial instruments (3)	(30)	(11)
Post-employment benefits (13)	48	-
Aircraft leases (10)	(3)	-
Distributions (6)	4	-
Labour related provisions (12)	23	-
Jazz dilution gain (4)	(41)	-
Air Canada dilution gain (5)	(202)	-
Convertible securities (2)	(45)	(58)
Balance of Retained earnings under US GAAP	$ 2,034	$ 451
Accumulated other comprehensive income (loss)		
Balance under Canadian GAAP	$ 54	$ -
Current year adjustments to comprehensive income:		
Defined benefit pension plans: (a) (15)		
Minimum pension liability adjustment	-	74
Net actuarial gain arising during period	484	-
Amortization of net actuarial loss included in net periodic pension cost	3	-
Deconsolidation and secondary offering of Jazz units (7)	7	-
Derivative financial instruments (3)	(82)	-
Available-for-sale securities (16)	-	(89)
Cumulative prior year adjustments to comprehensive income:		
Minimum pension liability adjustment (15)	(90)	(164)
Pension adjustment (15)	(136)	(136)
Derivative financial instruments (3)	26	-
Available-for-sale securities (16)	-	108
Balance of Accumulated other comprehensive income (loss) under US GAAP	$ 266	$ (207)
Balance of Shareholders' equity under US GAAP	$ 4,300	$ 2,363

1. Accounting for uncertainty in income taxes

Under US GAAP, the Corporation adopted FASB Interpretation No.48 ("FIN 48"), Accounting for Uncertainty in Income Taxes on January 1, 2007, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 defines the recognition threshold as more likely than not, meaning greater than 50 percent, to be sustained upon audit by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of benefit that is in management's judgment more likely than not to be realized. If the recognition threshold is not met, no benefit can be recognized in the financial statements. The provisions of FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transitional provisions of the standard, prior periods are not restated for the adoption of this new accounting standard.

The Corporation's balance of uncertain tax positions was not materially impacted as a result of the adoption of FIN 48. There was no cumulative effect adjustment to the Corporation's opening retained earnings. However, during the year ended December 31, 2007, management determined that a net increase of $35 for income tax reserves was required for tax positions related to prior years. This increase in income tax reserves did not result in any current taxes payable. There was no impact to the consolidated statement of operations for this net increase as the future income tax assets were offset by valuation allowance. The amount of unrecognized tax benefits were $44 at January 1, 2007 and $79 at December 31, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits at January 1, 2007	$	44
Gross increases for tax positions of prior years		50
Gross decreases for tax positions of prior years		(15)
Unrecognized tax benefits at December 31, 2007	$	79

The unrecognized tax benefits of $79 at December 31, 2007 are for tax positions that are permanent in nature and, if recognized, would reduce the effective tax rate if not for the valuation allowance.

The Corporation recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the statement of operations. No interest expense or penalties related to unrecognized tax benefits were recorded during 2007. As at January 1 and December 31, 2007, the total amount of interest and penalties in relation to uncertain tax positions in the consolidated statement of financial position is nominal.

The Corporation files Canadian federal income tax returns and income tax returns in various provincial jurisdictions. In general, the tax years 2003 through 2007 remain subject to examination by Canadian tax authorities.

Based on the outcome of these examinations or as a result of the expiration of statutes of limitation for specific taxing jurisdictions, it is reasonably possible that unrecognized tax benefits could change within the next twelve months. However, the Corporation can not currently estimate the range of any possible change.

2. Convertible securities

Preferred Shares

Under Canadian GAAP, as described in Note 16, the convertible preferred shares issued in 2004 are presented as a compound instrument. At the date of issuance, the value ascribed to the holder's conversion option, which is presented in Share capital and other equity was $123 less allocated fees of $6; the value ascribed to the financial liability was $127. Under US GAAP, the convertible preferred shares contain an embedded derivative which has been reported separately as an Other long-term liability at its fair value of $81 as at December 31, 2007 ($178 as at December 31, 2006). The convertible preferred shares were initially recorded at $162 which is the proceeds received less direct costs of issuance and the fair value of the embedded derivative, as of the date of issuance, and is included in Temporary equity as the conditions of redemption are not solely within the control of the Corporation. The adjustment to Convertible preferred shares in 2007 and Deferred charges in 2006 reflects applying the direct costs of issuance, recorded against the Convertible preferred shares under Canadian GAAP since January 1, 2007 and in Deferred charges under Canadian GAAP prior to January 1, 2007, against the amount recorded in Temporary equity.

For the convertible preferred shares, the changes in the fair value of the embedded derivative are included in income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to Retained earnings. The change in the fair value of the embedded derivative includes the 5% accretion per annum on the convertible preferred shares.

The adjustment reflects the reversal of interest expense under Canadian GAAP of $21 (2006 - $19); the decrease in the fair value of the embedded derivative amounted to $97 primarily due to the decrease in the ACE share price from $37.63 per share to $28.29 per share driven primarily by the 2007 distributions of Aeroplan and Jazz units (2006 - increase of $13); and the amount charged to Retained earnings under US GAAP of $19 (2006 - $18).

Convertible Notes

Under Canadian GAAP, as described in Note 11, the convertible notes issued in 2005 are presented as a compound instrument. As the date of issuance, the value ascribed to the holders' conversion option, which is presented in Share capital and other equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. Under US GAAP the convertible notes were initially recorded at $260 which is the proceeds received before costs of issuance and the fair value of the embedded derivative, as of the date of issuance of $70. The direct costs of issuance of $11 are recorded in deferred charges. The adjustment also reflects a decrease to the liability related to the fair value of the embedded derivative amounting to $13 (2006 -$4) and reduction to interest expense of $4 (2006 - $3). The embedded derivative is reported as accounts payable and accrued liabilities at its fair value of $47 as at December 31, 2007 (reported as Other long-term liability, $60 as at December 31, 2006).

The summary impact of the convertible securities to the reconciliation of Canadian GAAP to US GAAP is as follows:

	Preferred shares		Convertible notes	
	2007	2006	2007	2006
Change in fair value of the embedded derivative	$ 97	$ (13)	$ 13	$ 4
Credit to interest expense	21	19	4	3
Total	$ 118	$ 6	$ 17	$ 7

3. Financial instruments & hedge accounting

As described in Note 2, on January 1, 2007, the Corporation adopted CICA accounting handbook section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation, section 3865, Hedges, section 1530, Comprehensive Income, section 3251, Equity.

As a result of the adoption the standards, under Canadian GAAP, for financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are deducted from the proceeds allocated to the financial liability. Under US GAAP, unamortized transaction costs are recorded as deferred charges and are amortized as a component of interest expense. The adjustment under US GAAP is an increase to deferred charges of $42 and an increase to long-term debt and capital leases of $42.

With the adoption of the new Canadian GAAP standards for financial instruments and hedging activities on January 1, 2007 (as described in Note 2), derivative instruments are recorded on the consolidated statement of financial position at fair value. Changes in the fair values of derivative instruments are recognized in non-operating income (expense) with the exception of derivatives designated in effective cash flow hedges.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in non-operating income (expense). Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in Accumulated OCI ("AOCI") are recorded in fuel expense.

When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to fuel expense during the periods when the variability in the cash flows of the hedged item affects net income.

Although the adoption of the new Canadian GAAP standards for financial instruments and hedging activities on January 1, 2007 (as described in Note 2) have largely harmonized the accounting treatment of derivative financial instruments under Canadian and US GAAP, US GAAP reported earnings may continue to exhibit significant volatility in any given period relative to Canadian GAAP because under Canadian GAAP, the Corporation has designated its fuel derivatives as cash flow hedges while under US GAAP, the Corporation has elected not to designate its fuel derivatives as cash flow hedges.

The adjustment reflects the reclassification of the unrealized period change in fair value of fuel derivatives under hedge accounting under Canadian GAAP of $88 (net of tax of $29) and the reclassification of net realized gains on fuel derivatives to income under Canadian GAAP of $6 (net of tax of $1) from OCI to earnings. The transitional adjustment to the new Canadian GAAP standards adopted January 1, 2007 as described in note 2 is reversed under US GAAP. On January 1, 2007, the adjustment under US GAAP is an increase to the fair value of outstanding fuel derivatives of $18, an increase to accumulated other comprehensive income of $26 and an decrease to retained earnings of $5 and a decrease to non-controlling interest of $3.

Prior to January 1, 2007, under Canadian GAAP, derivatives under Air Canada's fuel-hedging program were designated as hedges for accounting purposes and hedge accounting was being applied prospectively from October 1, 2005. Under hedge accounting, hedging derivatives were not recognized on the balance sheet and gains or losses on fuel hedging contracts were recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged was used. Under US GAAP, all derivatives were recorded on the balance sheet at fair value. The Corporation elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative financial instruments were recorded in income. The income adjustment of $19 in the year ended December 31, 2006 reflects the net change in the fair value of outstanding derivative contracts, which are recorded in accounts payable under US GAAP in the amount of $29 in favour of third parties and the write-off of the asset recorded under Canadian GAAP of $1.

4. **Jazz dilution gain**
As described in Note 5, under Canadian GAAP, in the year ended December 31, 2006 ACE recorded a dilution gain of $220 ($210 after tax) as a result of the dilution of its interest in Jazz. Under US GAAP, the dilution gain is reduced by $41 due to the impact of adjusting the non-controlling interest for the portion of goodwill assigned to Jazz.

5. **Air Canada dilution gain**
As described in Note 3, under Canadian GAAP, in the year ended December 31, 2006 ACE recorded a dilution gain of $25 ($21 after tax), as a result of the dilution of its interest in Air Canada. Under US GAAP, the dilution gain is decreased by $202 to a net loss after tax of $181 due to the impact of adjusting the non-controlling interest for the portion of additional net assets of Air Canada under US GAAP; which are primarily related to goodwill.

6. **Aeroplan**
Refer to Note4 for a detailed description of the distribution of Aeroplan units, the accounting for Aeroplan as an equity investment and the secondary offering of Aeroplan units.

<u>Distributions of Aeroplan units to Preferred Shareholders</u>

Canadian GAAP

Under Canadian GAAP, the distributions to preferred shareholders of ACE were considered non-reciprocal transfers to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfers were measured at fair value at the date of distribution and resulted in net interest expense being recorded, which is the fair value of each distribution less the gain recorded. The gain recorded is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment.

The Aeroplan units distributed to preferred shareholders resulted in net interest expense of $6 (2006 - $4), a proportionate reduction to intangible assets of $12 (2006 - $4) related to fair value adjustments to Aeroplan intangibles that are recorded on consolidation as a result of the dilution of interests and a proportionate reduction of the negative equity investment in Aeroplan of $6.

US GAAP

Under US GAAP, the distributions to preferred shareholders of ACE were considered non-monetary non-reciprocal transfers to owners since the host instrument is classified as temporary equity for accounting purposes. Consistent with the accounting treatment of the distributions for Class A and Class B shareholders, non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss.

For the year ended December 31, 2007, the adjustment under US GAAP is a reduction to net interest expense of $6 (2006 – $4), an increase to intangible assets of $12 (2006 - $4) (subsequently reclassified to other long-term liabilities due to the deconsolidation of Aeroplan described below), a net reduction to contributed surplus of $33 and an increase to other long-term liabilities of $39.

Refer to Note 12 for the accounting entries relating to future income taxes on the Aeroplan units distributed.

For the year ended December 31, 2007, the adjustment under US GAAP is a reduction of $32 to future income tax expense, an increase of $25 to intangibles and a decrease of $7 to share capital and other equity.

For the year ended December 31, 2006, under Canadian GAAP, a $65 reduction in future income tax assets was recorded, consisting of a $59 reduction in Share capital and Intangible assets for the portion related to the distribution to the Class A and Class B shareholders and $6 future income tax expense and reduction to Intangible assets for the portion related to the distribution to preferred shareholders. Under US GAAP, the $65 reduction in future income tax assets resulted in a $65 reduction of Share capital and Goodwill. The adjustment for US GAAP was a $65 increase in Intangible assets, a $65 decrease in Goodwill; a $6 decrease in future income tax expense and a $6 decrease in Share capital.

Accounting for Aeroplan as an equity investment

As a result of the distribution of units of Aeroplan Income Fund on March 14, 2007, ACE's ownership interest in Aeroplan was reduced to 40.1%. As of the distribution date, ACE no longer consolidates the results and financial position of Aeroplan.

The deconsolidation adjustment under US GAAP is a reduction to goodwill of $226, a reduction to intangible assets of $208, a reduction to contributed surplus of $260 and a reduction to other long-term liabilities of $174.

Secondary offering of Aeroplan units

On October 22, 2007 the Corporation completed the secondary offering of 22.0 million trust units of Aeroplan Income Fund at a price of $21.90 per unit, for a gain on disposal of $539 under Canadian GAAP.

The adjustment under US GAAP due to the difference in the carrying amount of the net investment in Aeroplan under US GAAP is a decrease to the gain on disposal of assets of $48 and an increase to Other Long-term liabilities of $48.

7. **Jazz**

Refer to Note 5 for a detailed description of the distribution of Jazz units, the accounting for Jazz as an equity investment and the secondary offering of Jazz units.

Distributions of Jazz units to Preferred Shareholders

Canadian GAAP

Under Canadian GAAP, the distributions to preferred shareholders of ACE were considered non-reciprocal transfers to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfers were measured at fair value at the date of distribution and resulted in net interest expense being recorded, which is the fair value of each distribution less the gain recorded. The gain recorded is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment.

The Jazz units distributed to preferred shareholders resulted in net interest expense of $3 and an increase to non-controlling interest of $3 as a result of the dilution of interests.

US GAAP

Under US GAAP, the distributions to preferred shareholders of ACE were considered non-monetary non-reciprocal transfers to owners since the host instrument is classified as temporary equity for accounting purposes. Consistent with the accounting treatment of the distributions for Class A and Class B shareholders, non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss.

For the year ended December 31, 2007, the adjustment under US GAAP is a reduction to net interest expense of $3 and a reduction to share capital and other equity of $3.

Refer to Note 12 for the accounting entries relating to future income taxes on the Jazz units distributed.

For the year ended December 31, 2007, the adjustment under US GAAP is a reduction of $5 to future income tax expense and share capital and other equity.

Accounting for Jazz as an equity investment
As a result of the distribution of units of Jazz Air Income Fund on May 24, 2007, ACE's ownership interest in Jazz was reduced to 49.0%. As of the distribution date, ACE no longer consolidates the results and financial position of Jazz.

The deconsolidation adjustment under US GAAP is a reduction to non-controlling interest of $41, a reduction to pension and other benefit liabilities of $9, a reduction to intangible assets of $4 and a reduction to deposits and other assets of $46, an increase to OCI of $5 and a reduction to share capital and other equity of $5.

Secondary offering of Jazz units
On October 22, 2007 the Corporation completed the secondary offering of 35.5 million trust units of Jazz Air Income Fund at a price of $7.75 per unit, for a gain on disposal of $233 under Canadian GAAP.

The adjustment under US GAAP due in part to the difference in the carrying amount of the net investment in Jazz under US GAAP is an increase to the gain on disposal of assets of $30, an increase to Deposits and other assets of $32 and an increase to OCI of $2.

8. ACTS

Refer to Note 6 for a detailed description of the monetization of ACTS.

Monetization
On October 16, 2007, ACE sold substantially all the assets and liabilities of ACTS LP to ACTS Aero in which ACE holds a 23% equity interest. Under Canadian GAAP, ACE realized a gain of $565 on the monetization. Under US GAAP, the carrying value of ACE's investment prior to the sale was $41 higher due to the benefit of future income tax assets that exist at fresh start recognized to reduce intangible assets under Canadian GAAP as opposed to goodwill under US GAAP. As a result the of the higher investment cost, the gain was reduced by $31 under US GAAP, calculated as the proportionate carrying amount of the 77% investment disposition.

9. Stock-based compensation

Under Canadian GAAP, as described in Note 2, the Corporation has adopted EIC-162 in the period ended June 30, 2006 with restatement of prior periods. EIC-162 requires that the compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be recognized on the grant date or for an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire (the "non-substantive vesting period approach").

Under US GAAP, the Corporation adopted Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R") on January 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except FAS 123R is to be applied prospectively from January 1, 2006 to new option awards that have retirement eligibility provisions. The nominal vesting period approach is continued for any option awards granted prior to adopting FAS 123R and for the remaining portion of unvested outstanding options. Under US GAAP, the adjustment reflects the reversal of the charge to retained earnings of $6 as at January 1, 2007 ($13 as at

January 1, 2006), an increase to Salaries, wages and benefits expense of $6 for the year ended December 31, 2007 and an increase to Salaries, wage and benefits expense of $7 for the year ended December 31, 2006, all with an offset to contributed surplus.

As disclosed in Note 15, in compliance with the terms of the ACE stock option plan, effective November 12, 2007, the Board of ACE resolved to immediately vest all of the remaining unvested ACE stock options. This resulted in the immediate expense recognition of all deferred stock based compensation on outstanding ACE options granted, less amounts previously recognized as compensation expense. As a result of this immediate vesting of all ACE options granted, no further stock based compensation expense is expected to be recorded related to the ACE stock option plan.

10. Aircraft leases

Under Canadian GAAP, when a lease is extended and the payment terms are modified, the lessee should continue to account for the lease in accordance with the terms of the original lease contract until the original lease term expires. The difference between the modified payment and the payment under the terms of the original lease is deferred. Under US GAAP, any straight-line rent accruals and other deferred amounts should be amortized over the combined period of the remaining original lease term and the new lease term. Under US GAAP, additional aircraft lease expense of $4 has been recorded with the offset to deferred charges for the year ended December 31, 2007 (2006 -$3).

11. Fresh start reporting and goodwill

Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Corporations' equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Corporation. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. Under US GAAP the benefit of future income tax assets that exist at fresh start will be recognized first to reduce to nil any goodwill, then intangibles with any remaining amount taken to income.

The adjustment in 2007 includes:

- a cumulative increase to intangibles $1,090 (2006 - $926), less accumulated amortization of $39 (2006 - $11);
- a cumulative increase to intangibles of $71 (2006 - nil) due to the benefit of future income tax assets that exist at fresh start recognized against intangibles;
- a cumulative increase to future income tax liabilities of $112 (2006 - $88);
- a cumulative reduction to goodwill of $1,596 which includes a $226 reduction of the Goodwill balance described in Item 6 (2006 - $921 cumulative reduction, including a $21 reduction of the Goodwill balance described in Item 13);
- a decrease to future income tax expense of $20 (2006 – increase of $1);
- an increase (decrease) to tax expense recorded in Other comprehensive Income of $284 (2006 - $45);
- an increase to Share capital and other equity of $25 and
- a cumulative retained earnings adjustment of $(31) (2006 - $(77)).

12. Labour related provisions

As described in Note 14, under Canadian GAAP, in the year ended December 31, 2006 a review of outstanding labour provisions implemented prior to September 30, 2004 resulted in a $23 reversal of the provision applied against Share capital. Under US GAAP, the reversal of the $23 labour related provision implemented prior to September 30, 2004 is applied to income in the current year.

13. Post-employment benefits

Under Canadian GAAP, the actuarial gains and losses related to post-employment benefits, which are non-accumulating, are amortized over the average expected period that the benefits will be paid. Under US GAAP, the actuarial gains and losses related to post-employment benefits, which are non-accumulating, are included in income in the period that they arise. Under US GAAP, actuarial gains of $17 (2006 - $48) are recognized during the year ended December 31, 2007, with a decrease of $17 (2006 – $69) to Pension and other benefit liabilities and a decrease of nil (2006 - $21) to Goodwill. During the course of preparing the 2006 consolidated financial statements, it was noted that this GAAP difference had not previously been recorded. As a result, this adjustment recognized during the year ended December 31, 2006 includes actuarial gains of $21 from the period prior to October 1, 2004 that were adjusted to Goodwill and actuarial gains of $39 for the period ended December 31, 2004 and year ended December 31, 2005 that were recognized in income.

14. Comprehensive income

OCI represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive income, but excluded from net income. Period changes in the fair value of the effective portion of cash flow hedging instruments are recorded in OCI. Commencing in Quarter 1 2007, interim consolidated financial statements include the consolidated statement of comprehensive income; items affecting OCI are recorded prospectively commencing from January 1, 2007, including the transition adjustments. Cumulative changes in OCI are included in AOCI, which is presented as a new category within Shareholders' equity on the consolidated statement of financial position. OCI and AOCI are presented net of tax.

The adoption of the new Canadian GAAP standards for financial instruments and hedging activities on January 1, 2007 (as described in Note 2) have largely harmonized the accounting treatment of comprehensive income under Canadian and US GAAP.

Prior to January 1, 2007, under US GAAP, comprehensive income was required to be reported while under Canadian GAAP, the Corporation was not permitted to use the concept of comprehensive income. Other comprehensive income (loss) for the year ended December 31, 2006 was $30 less tax of $45, which was net of a valuation allowance. The adjustments to cumulative other comprehensive income related mainly to the minimum pension liability adjustment described under Item 15 and unrealized gains/losses on available for sale securities described under Item 16.

15. Employee future benefits

Prior to the issuance of the new accounting standard for defined benefit plans as noted below, US GAAP required the unfunded accumulated benefit obligation to be recorded as additional minimum liability for the year ended December 31, 2006. The excess of the unfunded accumulated benefit obligation over the unrecognized prior service costs is recorded in other comprehensive income. The adjustment results in a $138 increase less tax of $64 to other comprehensive income for the change in the additional minimum pension liability from $246 at December 31, 2005 to $108 at December 31, 2006.

<u>Accumulated benefit obligation</u>

Under US GAAP, the accumulated benefit obligation for the defined benefit pension plans as at December 31, 2007 was $11,607 (2006 - $12,629).

Funded status

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)" ("FAS 158"). FAS 158 requires an employer to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than a multiemployer plan) as an asset or liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. FAS 158 also specifies additional disclosure requirements. The US GAAP requirement to initially recognize the funded status of a defined benefit plan and to provide the required disclosures was effective as of the end of the fiscal year ending after December 15, 2006. The US GAAP requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. FAS 158 required prospective application with the transition asset or liability to be recognized in accumulated other comprehensive income in shareholders' equity.

Under Canadian GAAP, the over or under funded status of defined benefit plans are not recognized in the statement of financial position. Under Canadian GAAP, the overfunded or underfunded status of a plan is included in the notes to the financial statements in the form of a reconciliation of the overfunded or underfunded status to amounts recognized in an employer's statement of financial position.

The impact of the adoption of the statement on December 31, 2006 resulted in the recognition of an additional liability for the unfunded obligation of $200 for pension plans and $27 for other postretirement plans and a pension asset for the overfunded obligations of $86 for pension plans and $5 for other postretirement plans. The offset of these adjustments resulted in a decrease to accumulated other comprehensive income of $136. The impact of adopting the statement did not affect reported US GAAP net income.

For the year ended December 31, 2007, the adjustment under US GAAP is an increase to other comprehensive income of $432 (net of tax of $253) (comprised of a net actuarial gain arising during the period of $429 and a credit of $3 resulting from amortization of net actuarial loss included in net periodic pension cost) for pension plans and $55 (net of tax of $32) (comprised of a net actuarial gain arising during the period of $55) for other postretirement plans, an increase to other assets of $539 and a reduction to pension and other benefit liabilities of $242. The tax amounts reported above exclude future income tax assets of $58 which are offset by a valuation allowance.

Due to the deconsolidation of Jazz (refer to item 7 on the accounting for Jazz as an equity investment), pension and other benefit liabilities of $9 was reclassified to deposits and other assets.

Net actuarial gains of nil included in accumulated other comprehensive loss at December 31, 2007 are expected to be recognized as a component of net periodic benefit cost during the 2008 fiscal year.

Expected benefit payments

As at December 31, 2007, the expected benefit payments for Air Canada defined benefit plans for the next five years are as follows:

	Pension Benefits	Other Benefits
2008	$ 660	$ 70
2009	673	75
2010	687	80
2011	700	85
2012	714	89
Total	$ 3,434	$ 399

Net periodic benefit cost
The components of US GAAP net periodic cost of defined benefit plans include the following:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Service cost	$ 253	$ 254	$ 69	$ 77
Interest cost	649	640	49	48
Expected return on plan assets	(769)	(741)	-	(1)
Amortization of prior service (credit)/cost	-	-	-	-
Amortization of net transition (asset)/obligation	-	-	-	-
Amortization or recognition of experience (gains) losses	7	18	(33)	(65)
Amount of settlement (gain)/loss recognized	-	-	-	-
Other benefits	2	-	-	-
Total	$ 142	$ 171	$ 85	$ 59

(a) Under Canadian GAAP, the actuarial gains and losses related to post-employment benefits, which are non-accumulating, are amortized over the average expected period that the benefits will be paid. Under US GAAP, the actuarial gains and losses related to post-employment benefits, which are non-accumulating, are included in income in the period that they arise. During the course of preparing the 2006 consolidated financial statements, it was noted that this GAAP difference had not previously been recorded. As a result, the ($65) amortization or recognition of experience (gains) losses amount presented in 2006 includes an adjustment of $48 related to 2006 and prior years. Refer to item 13 for a detailed description of the adjustment.

Limit on carrying value of accrued benefit asset
Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, an entity should recognize a valuation allowance for any excess of the adjusted benefit asset over the expected future benefit. The accrued benefit asset should be presented on the entity's balance sheet net of the valuation allowance. A change in the valuation allowance should be recognized in income for the period in which the change occurs. Under US GAAP, the recognition of a valuation allowance is not permitted. Included in the adjustment is the reversal of the valuation allowance recognized under Canadian GAAP of $1 (2006 – nil).

16. Available-for-sale securities

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income ("OCI").

The adoption of the new Canadian GAAP standards for financial instruments and hedging activities on January 1, 2007 (as described in Note 2) have largely harmonized the accounting treatment of available-for-sale securities under Canadian and US GAAP.

The transitional adjustment to the new Canadian GAAP standards adopted January 1, 2007 is reversed under US GAAP. On January 1, 2007, the adjustment under US GAAP is a decrease to deposits and other assets of $19 and a decrease to accumulated other comprehensive income of $19.

Prior to January 1, 2007, under Canadian GAAP, portfolio investments were accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market value with unrealized gains or losses reflected in comprehensive income. Under US GAAP, an unrealized gain of $38 less tax of $6 for the year ended December 31, 2006 was recorded as a separate component of shareholders' equity and included in other comprehensive income, to reflect the fair value of the US Airways investments held during the year. The fair value of the remaining US Airways investment as at December 31, 2006 was $31. This adjustment is in addition to a decrease in other comprehensive income of $145 less tax of $24 for the year ended December 31, 2006 to reverse the unrealized gains previously recorded in other comprehensive income, as the gain for the disposal of 4.5 million shares during 2006 was realized under Canadian GAAP.

17. Non-controlling interest

The non-controlling interest adjustment of $26 reflects the deduction made in the amount of the 25% non-controlling interest's proportion of Air Canada's income or loss adjustments as ACE holds a 75% direct ownership interest in Air Canada.

18. Provision for loss on assets

Under Canadian GAAP, provisions for loss on assets are permitted to be classified as non-operating. Under US GAAP, provisions for loss on assets are classified as operating. Accordingly, under US GAAP operating income would be decreased by nil (2006 - $4).

19. Earnings per share

(Canadian dollars – millions except per share data)	2007	2006
Numerator:		
Numerator for basic earnings per share:		
Income for the year	$ 1,601	$ 223
Distribution of Jazz units to preferred shareholders	(3)	-
Accretion of convertible preferred shares (a)	(19)	(18)
Adjusted numerator for earnings per share	1,579	205
Effect of potential dilutive securities:		
Convertible preferred shares (b)	19	18
Convertible notes (b)	25	24
Add back anti-dilutive impact	-	(24)
Adjusted earnings for diluted earnings per share	$ 1,623	$ 223
Denominator:		
Denominator for basic earnings per share:		
Weighted-average shares	103	102
Effect of potential dilutive securities:		
Convertible preferred shares	11	10
Convertible notes	11	7
Stock options	2	1
Add back anti-dilutive impact	-	(7)
Adjusted weighted-average shares for diluted earnings per share	127	113
Basic earnings per share	$ 15.26	$ 2.01
Diluted earnings per share	$ 12.75	$ 1.97

(a) Income is reduced by the accretion of the convertible preferred shares under US GAAP to obtain income available to common share holders.

(b) The adjustment to the numerator under US GAAP is different than the adjustment to the numerator under Canadian GAAP due to the difference in the value recorded at inception as described in item 2 and the difference in accretion rates.

The calculation of earnings per share is based on whole dollars and not on rounded millions. As a result, the above amounts may not be recalculated to the per share amount disclosed above.

20. Supplementary information under US GAAP

Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities at December 31 are as follows:

	2007	2006
Trade payables	$ 237	$ 413
Accrued liabilities	164	203
Payroll related liabilities	345	542
Convertible notes – embedded derivative (2)	47	-
Other	520	418
	$ 1,313	$ 1,576

Consolidated statement of operations

The components of depreciation, amortization and obsolescence for the years presented below are as follows:

	2007	2006
Depreciation of tangible assets	$ 518	$ 467
Amortization of intangible assets	81	103
Obsolescence provision on spare parts, materials and supplies	11	14
	$ 610	$ 584

The components of other operating expenses for years presented below are as follows:

	2007	2006
Terminal handling and services	$ 185	$ 208
Building rent and maintenance	129	132
Flight and cabin crew expense	127	135
Credit card fees	185	171
Miscellaneous fees and services	129	124
Advertising and promotion (a)	65	90
Customer maintenance and materials	130	125
Other	694	720
	$ 1,644	$ 1,705

(a) Advertising and promotion costs are expensed when incurred.

Rent expense
Rent expense, including aircraft rent, building and other equipment rentals, for the year ended December 31, 2007 amounts to $456 (2006 - $576).

Valuation and qualifying accounts and reserves

	Balance at beginning of year		Additions charged to costs and expenses		Deductions / Other (a)		Balance at end of year	
Allowance for obsolescence of spare parts, materials and supplies								
Year ended December 31, 2006	$	16	$	14	$	-	$	30
Year ended December 31, 2007	**$**	**30**	**$**	**11**	**$**	**(40)**	**$**	**1**
Allowance for uncollectible accounts								
Year ended December 31, 2006	$	13	$	1	$	(9)	$	5
Year ended December 31, 2007	**$**	**5**	**$**	**12**	**$**	**(15)**	**$**	**2**
Future income tax valuation allowance								
Year ended December 31, 2006	$	2,317	$	-	$	(711)	$	1,606
Year ended December 31, 2007	**$**	**1,606**	**$**	**-**	**$**	**(799)**	**$**	**807**

(a) The Allowance for obsolescence of spare parts, materials and supplies - Deductions / Other account includes a deduction of $35 arising from the monetization of ACTS.

21. Recently Issued Accounting Standards

Fair value measurements
In September 2006, the FASB issued FASB Statement 157, "Fair Value Measurements" ("FAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements, however, for some entities, the application of this Statement will change current practice. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation will adopt this standard as of Quarter 1 2008 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

Fair value option
In February 2007, the FASB issued FASB Statement 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. The Corporation will adopt this standard as of Quarter 1 2008 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

Business combinations
In December 2007, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 141 (revised 2007), Business Combinations ("FAS 141(R)") which replaces FAS No.141, Business Combination. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects.

The significant changes from current practice resulting from FAS 141(R) are described below:

- The definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations.
- For all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the "acquirer") will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values.
- Certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date.
- Contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled.
- Acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired.
- In step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings.
- When making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.
- Reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments. (The measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted.) This treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition.
- Asset values will no longer be reduced when acquisitions result in a "bargain purchase"; instead the bargain purchase will result in the recognition of a gain in earnings.
- Transition provisions for the adoption of FAS 141(R) are prospective (i.e., the acquirer shall apply the legacy accounting under FAS 141 and other applicable U.S. GAAP for business combinations in which the acquisition date is before the effective date of FAS 141(R)) with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. Aside from measurement period adjustments, the changes in these tax items will be recognized in income tax expense rather than as an additional cost of the acquisition.

FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). Early adoption is not allowed.

The Corporation is currently evaluating the effects, if any, that FAS 141(R) may have on its financial statements.

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 ("FAS 160)"). FAS 160 amends ARB 51 to establish new standards that will govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries.

The following are among the more significant changes from current practice introduced by FAS 160:

- Noncontrolling interest (previously referred to as minority interest) will be reported as part of equity in the consolidated financial statements.
- Losses will be allocated to the noncontrolling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest.
- If control is maintained, changes in ownership interests will be treated as equity transactions. Differences between the fair value of the consideration received or paid and the related carrying value of the NCI will be recognized in the controlling interest's equity.
- Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings. Additionally, any ownership interest retained will be remeasured at fair value on the date control is lost, with any gain or loss recognized in earnings.

FAS 160 is effective on prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. Early adoption is not allowed.

The Corporation is currently evaluating the effects that FAS 160 may have on its financial statements.

24. SUBSEQUENT EVENTS

Substantial Issuer Bid

On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A Variable Voting Shares and 9,894,166 Class B Voting Shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion in accordance with the terms of a Substantial Issuer Bid launched in December 2007. No Convertible Preferred Shares of ACE were deposited on an as converted basis under the offer.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's 4.25% Convertible Senior Notes Due 2035 was adjusted from 37.6879 to 39.0341 Class A variable voting shares or Class B voting shares per $1,000 principal amount of convertible notes. The adjustment is effective January 11, 2008 and has been determined in accordance with the terms of the indenture governing the convertible senior notes

ACTS

On January 14, 2008, the full balance of $40 of funds held in escrow on the closing of the monetization of ACTS were received by ACE.

Disposal of Jazz Air Income Fund units

On January 24, 2008 ACE sold a total of 13 million trust units of Jazz Air Income Fund to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership at a price of $7.45 per unit representing total net proceeds to ACE of approximately $96.85. Immediately following the sale, ACE holds 9.5% of the issued and outstanding units of Jazz Air Income Fund.

OFFICERS

Robert A. Milton	Chairman, President and Chief Executive Officer
Brian Dunne	Executive Vice President and Chief Financial Officer
Greg Cote	Senior Vice President, Corporate Finance and Strategy
Sydney John Isaacs	Senior Vice President, Corporate Development and Chief Legal Officer
Jack McLean	Controller
Carolyn M. Hadrovic	Corporate Secretary

DIRECTORS

Robert A. Milton	Chairman, President and Chief Executive Officer, ACE Aviation Holdings Inc., London, England
Bernard Attali	Senior Advisor (France), TPG Capital, Paris, France
Robert E. Brown	President and Chief Executive Officer, CAE Inc., Westmount, Quebec
Michael M. Green	Managing Director, Cerberus Capital Management, L.P., Wayne, Pennsylvania
W. Brett Ingersoll	Managing Director, Cerberus Capital Management, L.P. New York, New York
Pierre Marc Johnson	Senior Counsel, Heenan Blaikie LLP, Montreal, Quebec
Richard H. McCoy	Corporate Director, Toronto, Ontario
John T. McLennan	Corporate Director, Mahone Bay, Nova Scotia
David I. Richardson	Corporate Director, Grafton, Ontario
Marvin Yontef	Senior Partner, Stikeman Elliott LLP, Toronto, Ontario

ACE AVIATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC.
(Registrant)

Date: April 2nd, 2008

By: ______________________
Name: Brian Dunne
Title: Executive Vice-President and Chief Financial Officer

END